
11006361


Public
Storage

Public Storage

2010

Annual

Report



WA
91/2
OR
39/3
CA
405/30
NV
24
UT
7
AZ
37/4
HI
9
CO
59
NE
1
KS
22
OK
8
TX
235/20
MN
44
WI
15
MI
43
IL
126
IN
31
OH
31
MO
37
KY
7
TN
27
MS
1
AL
22
GA
93
LA
10
FL
193/3
SC
40
NC
69
VA
78/17
PA
28
NY
62
NH
2
MA 19
RI 2
CT 15
NJ 55
DE 5
MD 56/6



SWEDEN
30
DENMARK
10
UNITED
KINGDOM
21
NETHERLANDS
40
BELGIUM
21
GERMANY
11
FRANCE
56

PROPERTIES *(as of December 31, 2010)*

	Number of Properties(1)	Net Rentable Square Feet
Public Storage		
Alabama	22	890,000
Arizona	37	2,259,000
California	405	26,160,000
Colorado	59	3,713,000
Connecticut	15	933,000
Delaware	5	324,000
Florida	193	12,690,000
Georgia	93	6,039,000
Hawaii	9	627,000
Illinois	126	7,955,000
Indiana	31	1,926,000
Kansas	22	1,310,000
Kentucky	7	330,000
Louisiana	10	703,000
Maryland	56	3,337,000
Massachusetts	19	1,179,000
Michigan	43	2,755,000
Minnesota	44	2,990,000
Mississippi	1	63,000
Missouri	37	2,136,000
Nebraska	1	46,000
Nevada	24	1,561,000
New Hampshire	2	132,000
New Jersey	55	3,491,000
New York	62	4,015,000
North Carolina	69	4,775,000
Ohio	31	1,922,000
Oklahoma	8	428,000
Oregon	39	2,006,000
Pennsylvania	28	1,867,000
Rhode Island	2	64,000
South Carolina	40	2,155,000
Public Storage (cont.)		
Tennessee	27	1,528,000
Texas	235	15,424,000
Utah	7	440,000
Virginia	78	4,453,000
Washington	91	6,028,000
Wisconsin	15	968,000
	2,048	129,622,000
Shurgard Europe		
Belgium	21	1,252,000
Denmark	10	559,000
France	56	2,951,000
Germany	11	553,000
Netherlands	40	2,180,000
Sweden	30	1,614,000
United Kingdom	21	1,030,000
	189	10,139,000
Self-storage totals	2,237	139,761,000
PS Business Parks, Inc.		
Arizona	4	679,000
California	30	5,806,000
Florida	3	3,671,000
Maryland	6	2,352,000
Oregon	3	1,314,000
Texas	20	3,423,000
Virginia	17	4,025,000
Washington	2	521,000
	85	21,791,000
Grand Totals	2,322	161,552 ,000

(1) Public Storage includes self-storage properties and properties combining self-storage and 1.1 million net rentable square feet of commercial space that is not included in this table.

SELECTED FINANCIAL HIGHLIGHTS

	For the year ended December 31,				
	2010	2009	2008[1]	2007[1]	2006
	(Amounts in thousands, except per share data)				
Revenues:					
Rental income and ancillary operations	$ 1,617,705	$ 1,594,892	$ 1,684,333	$ 1,772,788	$ 1,314,969
Interest and other income	29,017	29,813	36,155	11,417	31,799
	1,646,722	1,624,705	1,720,488	1,784,205	1,346,768
Expenses:					
Cost of operations	529,991	521,706	554,280	629,873	470,503
Depreciation and amortization	354,006	339,766	408,983	619,102	434,978
General and administrative	38,487	35,735	62,809	59,749	84,661
Interest expense	30,225	29,916	43,944	63,671	33,062
	952,709	927,123	1,070,016	1,372,395	1,023,204
Income from continuing operations before the following items	694,013	697,582	650,472	411,810	323,564
Equity in earnings of real estate entities	38,352	53,244	20,391	12,738	11,895
Foreign currency exchange gain (loss), gains on disposition of real estate investments and early retirement of debt, asset impairment charges and casualty gain, net	(43,769)	47,202	310,658	63,656	6,439
Income from continuing operations	688,596	798,028	981,521	488,204	341,898
Discontinued operations and cumulative effect of change in accounting principle	7,518	(7,572)	(7,649)	(1,126)	4,011
Net income	696,114	790,456	973,872	487,078	345,909
Net income allocated (to) from noncontrolling equity interests	(24,076)	44,165	(38,696)	(29,543)	(31,883)
Net income allocable to Public Storage shareholders	$ 672,038	$ 834,621	$ 935,176	$ 457,535	$ 314,026
Per Common Share:					
Distributions	$ 3.05	$ 2.20	$ 2.80	$ 2.00	$ 2.00
Net income - diluted	$ 2.35	$ 3.47	$ 4.18	$ 1.17	$ 0.33
Weighted average common shares - diluted	169,772	168,768	168,675	169,850	143,344
Balance Sheet Data:					
Total assets	$ 9,495,333	$ 9,805,645	$ 9,936,045	$10,643,102	$11,198,473
Total debt	$ 568,417	$ 518,889	$ 643,811	$ 1,069,928	$ 1,848,542
Public Storage shareholders' equity	$ 8,676,598	$ 8,928,407	$ 8,708,995	$ 8,763,129	$ 8,208,045
Permanent noncontrolling interests' equity	$ 32,336	$ 132,974	$ 358,109	$ 500,127	$ 499,178
Cash Flow Information:					
Net cash provided by operating activities	$ 1,093,221	$ 1,112,857	$ 1,076,971	$ 1,047,652	$ 769,440
Net cash provided by (used in) investing activities	$ (266,605)	$ (91,409)	$ 340,018	$ (261,876)	$ (473,630)
Net cash used in financing activities	$ (1,132,709)	$ (938,401)	$ (984,076)	$ (1,081,504)	$ (244,395)

(1) The significant increase in our revenues, cost of operations, depreciation and amortization, and interest expense in 2007 is due to our acquisition of Shurgard Storage Centers in August 2006, with the operations of the facilities acquired being included in our operations for a full year in 2007 as compared to the period following the acquisition in 2006. The decreases in our revenues, cost of operations, and depreciation and amortization in 2008 is due primarily to our disposition of an interest in Shurgard Europe on March 31, 2008. See Note 3 to our December 31, 2010 consolidated financial statements for further information.

TO OUR SHAREHOLDERS

This past year operating fundamentals and acquisition opportunities improved for all our businesses. We continued to "deleverage," with Public Storage, PS Business Parks (PSB) and Shurgard Europe, reducing leverage by $240 million. The $570 million we invested in five million rentable square feet during 2010 combined with an improving economy position us well for 2011.

At Public Storage, we significantly increased our common dividend. This was necessary due to our increased taxable income; as a Real Estate Investment Trust (REIT), we are required to pay dividends at least equal to our taxable income.

Let's review the details of what we accomplished in 2010 and the opportunities ahead of us.

2010 Results

In 2010, net income per share decreased to $2.35 from $3.47 and funds from operations (FFO)[1] per share decreased to $4.72 from $5.61.

I will expand on each of these earnings metrics in greater detail, but in summary:

- Our U.S. self-storage Same Store revenues and net operating income (NOI) grew by 0.3% and 0.1%, respectively.
- In Europe, self-storage Same Store revenues and NOI grew by 1.7% and 2.7%, respectively.
- Our commercial Same Store property operations (our share of PSB's operations and our own commercial properties) experienced declines in revenues and NOI of 3.0% and 3.8%, respectively.

Our total revenues were slightly higher at $1.65 billion in 2010 compared to $1.62 billion in 2009, and net income allocable to common shareholders declined from $586 million in 2009 to $399 million in 2010.

Unlike last year, our performance this year was better than reflected in our reported results, and a meaningful comparison of 2010 and 2009 requires additional analysis. As shown in the following table, excluding items that do not impact our core operations, FFO per share increased from $5.03 in 2009 to $5.22 in 2010 or about 4%.

Funds From Operations (FFO)[1]

(Per share)

	2010	2009
FFO per common share prior to adjustments for the following items	$5.22	$5.03
Foreign currency exchange gain (loss)	(0.25)	0.06
Gain (charge) on early redemption of debt and preferred securities	(0.21)	0.58
Other	(0.04)	(0.06)
FFO per common share, as reported	$4.72	$5.61

(1) See accompanying schedule "Supplemental Non-GAAP Disclosures" for a definition.

There were two factors that caused our 2010 reported results to be *worse* than our 2010 business performance.

First, in 2010, we incurred charges of $36 million from the redemption of our Equity Shares, Series A and preferred securities. Redeeming the Equity Shares, Series A is a long-term positive as it carried a 10% dividend yield.

Second, in 2010, we recorded a currency loss of about $42 million (compared with a currency gain of $10 million in 2009) from our 370 million euro denominated loan to Shurgard Europe. Since we made this loan, currency gains and losses have fluctuated quarter to quarter, but overall we are about the same as when we made the loan in 2007.

In addition, there were two factors that caused our 2009 reported results to be *better* than our 2009 business performance.

First, in 2009, Public Storage and PSB repurchased a total of approximately $460 million of debt and preferred securities at discounts to par, resulting in an additional $95 million of net income and FFO to our common shareholders. These repurchases were a prudent use of capital, as our "yield" on these repurchases was in excess of 10%.

Second, in August 2009, PSB took advantage of the favorable equity markets and issued about $170 million of common shares. Although Public Storage purchased $18 million of these shares, our ownership stake in PSB declined to 41%. As a result of our reduced ownership, the accounting rules compelled us to record a "book gain" of $30 million. We generated no cash or taxable income from this transaction.

We view these as purely "accounting" issues that do not reflect the Company's ongoing earning power.

Property Acquisitions

Property acquisition activity accelerated nicely in 2010 with more private owners and banks bringing self-storage properties to market. We were able to identify and close on a number of acquisition opportunities that complemented our existing portfolios and enhanced our presence in key submarkets. Our team's close industry relationships resulted in a number of attractive off-market transactions.

Public Storage acquired 42 properties with approximately 2.7 million rentable square feet for about $240 million. At approximately $90 per square foot, these properties were purchased at discounts to replacement costs. Thirty-two of the properties are located in California, three in Illinois, two in Florida and one each in Georgia, Hawaii, New Jersey, Ohio and Louisiana. This was the second highest number of facilities and square footage acquired in any year in the last decade, excluding the Shurgard merger. The 2010 acquisitions contributed $8 million to our FFO, or $0.05 per share, and enhanced our presence in key submarkets.

For the reasons outlined in last year's letter, we anticipate that significant acquisition activity will continue into 2011.

Capital Transactions

In 2010, the capital markets normalized and access to capital improved. We issued about $300 million of senior preferred shares and the net proceeds were used in part to redeem about $500 million of Equity Shares, Series A and preferred securities.

These capital transactions lowered the average coupon rate on our senior securities from 7.02% to 6.79%, resulting in annual savings of about $30 million. Over the last ten years, we have been able to lower the weighted average cost on our senior securities from 8.9% to 6.8%. Going forward, our ability to reduce this cost on our $3.8 billion of preferred will be five to ten basis points at best.

Businesses

As reflected in the following table, operating earnings[1] grew modestly in 2010.

Operating Earnings[1]

(Amounts in millions)

	2010	2009
U.S. self-storage operations	$1,020	$1,004
Europe self-storage operations	70	66
Commercial properties	61	65
Ancillary operations	62	62
Operating earnings	$1,213	$1,197

Self-Storage Operations

When evaluating our store operations, we bifurcate our domestic and European properties into two groups–"Same Store" and other.

Same Store properties have been operated by the Company for the last three years at a stabilized occupancy level. "Other" properties have been recently acquired or developed or are being redeveloped. We consider the measurement of Same Store operations a key barometer of both the fundamental strength of our business and the efficacy of our personnel and operating strategies.

We use certain metrics to evaluate our performance, the most important being revenue per available square feet, or "REVPAF." REVPAF measures how much revenue is generated per foot we have available for rent. To manage growth in REVPAF, we balance increased pricing with higher customer volumes (occupancy). Also impacting REVPAF are product quality, customer sales and service, local competition and the local economy.

(1) See accompanying schedule "Supplemental Non-GAAP Disclosure" for a definition.

As shown in the following table, REVPAF was the same year over year across our U.S. self-storage Same Store portfolio. In 2010, our U.S. self-storage Same Store rental activity was exceptional as we added nearly 20,000 more net customers than during the previous year. The higher customer volumes were offset by lower rates and higher promotional discounts, resulting in flat REVPAF. Our U.S. self-storage Same Stores ended 2010 at a higher occupancy level of 88.6% compared to 87.1% at the end of 2009. Operating expenses were modestly lower at 1% as lower property taxes and lower advertising were partially offset by higher repair and maintenance costs.

REVPAF

(Per sq. ft.)

	2010	2009
U.S. self-storage Same Store	$11.28	$11.28
Europe self-storage Same Store[2]	$22.25	$21.90
Commercial properties Same Store	$13.29	$13.67
Other self-storage properties–U.S.	$11.64	$11.49
Other self-storage properties–Europe[2]	$18.83	$17.24
Commercial properties-Other	$14.31	—

Weighted Average Occupancy

(Per sq. ft.)

	2010	2009
U.S. self-storage Same Store	89.8%	88.7%
Europe self-storage Same Store	85.3%	86.1%
Commercial properties Same Store	90.9%	89.9%
Other self-storage properties–U.S.	84.6%	80.9%
Other self-storage properties–Europe	75.1%	72.4%
Commercial properties-Other	77.9%	—

Net Operating Income

(Before depreciation)

(Amounts in millions)

	2010	2009
U.S. self-storage Same Store	$960	$959
Europe self-storage Same Store[2]	$ 33	$ 32
Commercial properties Same Store[3]	$ 57	$ 65
Other self-storage properties–U.S.	$ 57	$ 43
Other self-storage properties–Europe[2]	$ 9	$ 7
Commercial properties-Other[3]	$ 4	—

(2) Amounts with respect to Europe are on a constant exchange rate basis using the 2010 exchange ratios and include our pro-rata share of Europe's operating results for the period.

(3) Reflects Public Storage's pro-rata share of PS Business Parks and wholly-owned Public Storage properties.

As we enter 2011, in the U.S., we should benefit from higher occupancy and better pricing for new customers than last year.

In Europe, the economic conditions improved more rapidly than in the U.S. Revenues and net operating income grew about 2% and 3%, respectively, for the Same Store properties. In 2011, Europe has the opportunity to improve occupancies in its Same Store properties to those we experience in the U.S. and to continue to "fill-up" recently developed properties.

Commercial Properties

Our investment in commercial properties consists of our 41% equity interest in PSB and our wholly owned commercial properties, which are generally contiguous to our self-storage properties. We own approximately two million square feet directly and another nine million square feet indirectly through our investment in PSB.

The Same Store performance metrics used for self-storage are applicable to commercial properties. In 2010, reduced business activity and customer failures negatively impacted our commercial properties' operating performance. As shown in the previous table, PSB was able to maintain occupancy at about 91% for the year, but this was more than offset by lower in-place rents, resulting in a 2.8% decline in REVPAF from $13.67 in 2009 to $13.29 in 2010.

In 2010, PSB effectively deployed capital through property acquisitions and by redeeming high coupon preferred stock.

- PSB acquired seven business parks with about 2.3 million square feet in Maryland, Texas and Virginia for approximately $302 million. These business parks have an average occupancy of about 72% in submarkets where PSB's weighted average occupancy is 90%. PSB intends to reposition these properties to increase their occupancy and rental rates.
- PSB also lowered its cost of preferred securities to 7.02% from 7.17% at year end 2009 by redeeming a net $48 million of preferred securities.

In 2011, rental activity and pricing power should improve for PSB, leading to improved Same Store operating results. In addition, the new business parks' 700,000 square feet of vacant space will start to generate earnings as it is leased.

Joe Russell, PSB's President and Chief Executive Officer, and his management team have the focus and skills to capitalize on the significant opportunities before them in 2011.

Ancillary Operations

We have two businesses that are "ancillary" to our self-storage business. The first is the merchandising of locks, boxes and packing supplies, which we call "merchandise sales." The second is the reinsurance of insurance policies issued to self-storage customers, which we call "tenant insurance." Key trends in each of these businesses are shown in the table below.

Ancillary Operations

(Amounts in millions)

	Revenues		Net income	
	2010	2009	2010	2009
Merchandise sales	$25	$30	$ 7	$ 9
Tenant reinsurance premiums	65	63	55	53
Totals	$90	$93	$62	$62

Merchandise sales declined for many reasons, most importantly, poor sales execution. We are working to improve execution and pricing in 2011. Tenant reinsurance continues to improve as a greater percentage of existing customers use this product. We expect this trend to continue.

Dividend Policy

Since 1990, our dividend policy has been to distribute only our taxable income attributable to common shareholders. While we may have been the first public REIT to have adopted this policy, as discussed below, our philosophy before 1990 was quite different.

Over the last 20 years, we have paid dividends of about $30 per share and retained earnings of $22 per share. During this period, our share price has increased from $7 to $101, so it would appear that a dollar of retained earnings has produced more than a dollar of value. In 2010, our dividend payout increased to 58% of earnings and will likely increase in future years. The average REIT dividend payout ratio is 77%[4].

Our dividends will increase as a percentage of our earnings for two reasons. First, the extraordinary tax benefits we realized from structuring the 2006, $5.5 billion Shurgard merger as taxable are nearly gone. Second, most of our earnings come from properties we have owned a long time and which have ever decreasing levels of depreciation. We will continue our long stated policy of setting our dividends based on our taxable income. However, in future years we will have less earnings to reinvest in a productive, tax efficient manner.

30th Anniversary as a Public Company

We had our 30th anniversary as a public company in 2010. In 1980, our Company, then called Storage Equities, went public at $15 per share, raising $30 million. We were one of many entities sponsored by the private company, Public Storage, which was founded in 1972. In 1995, we acquired the private company and were renamed "Public Storage."

(4) Green Street Advisors, Real Estate Securities Monthly, March 2011.

To a great extent our achievements over the past 30 years are reflected in the following table showing our self-storage revenues, net operating income, dividends per share, share price and shares outstanding.

Key Operating and Financial Metrics

	1980	1990	2000	2010	Compounded annual increase
Shares outstanding at year-end (in millions)	2	12	132	170	16%
Revenues (in millions)	$ 5	$ 94	$ 653	$ 1,513	21%
Property NOI (in millions)	$ 1	$ 55	$ 443	$ 1,020	26%
Dividends per share	$ 1.01	$0.65	$ 1.48	$ 3.05	3.5%
Year-end share price	$15.00	$6.60	$24.30	$101.40	6.6%

The business strategies behind these numbers were very different.

During the first decade (1980-1990), we grew by acquiring assets in tandem with limited partnerships sponsored by Public Storage, using a combination of cash, debt and common stock. The dividend was set at FFO and not our taxable income. By the end of the decade, we realized that both our use of debt and dividend policy were incorrect, leading us to an alternative source of "leverage" and to reduce our dividend to taxable income. While our growth in terms of revenues and NOI were the highest of any decade, returns to owners were disappointing. However, the key to investing is the "windshield" – not the "rear view mirror" – and having corrected our mistakes, the next 20 years provided exceptional returns to our owners.

The next decade (1990-2000) was principally one of "consolidation" through the acquisition of other entities sponsored by Public Storage, highlighted by the acquisition of Public Storage in 1995. During this period, our share count grew 27% per year and property NOI 23% per year. We funded this growth with perpetual preferred stock (the first REIT to issue this security), common stock and retained cash flow. Dividends and share price grew at compounded rates of 9% and 14%, respectively, per year.

During the last decade (2000-2010), we moved to "industry consolidator," acquiring Storage Trust in 1999 (215 properties, 12.0 million square feet) and Shurgard in 2006 (643 properties, 40.2 million square feet), as well as properties owned by other third parties (162 properties, 11.2 million square feet). In addition, beginning in 1999, the Company began to aggressively repurchase its own stock. During this period, revenues and NOI grew only 9% per year, while dividends increased 7.5% and share price just over 15% per year, compounded.

Overall, original investors in the 1980 IPO have enjoyed an average annual return of about 16% per year.

The table below breaks down shareholder returns for each decade and for our 30-year history.

Shareholder Returns

	Annual return from dividends*	Annual return from share price**
1980 - 1990	9.5%	(7.8)%
1990 - 2000	13.9%	13.9%
2000 - 2010	8.6%	15.4%
1980 - 2010	9.9%	6.6%

* Beginning stock price for the period divided by the average dividend per share over the period.
** Annual compound return using beginning of period share price.

Over this 30-year period, we worked hard and did a lot of things right. To a certain extent, the wind has been at our back. Over the last 30 years, ten-year Treasury bond yields have declined from 11.4% to 3.4%. The average public REIT today has an earnings yield (earnings before depreciation but after capital expenditures) of 4.1%[4] versus our 11.5% earnings yield in 1980 (amazing how these numbers track each other). As Warren Buffett explained, "At all times, in all markets, in all parts of the world, the tiniest changes in interest rates change the value of every financial asset." It is almost certain that the wind will be in our face over the next 30 years.

Conclusion

In last year's shareholder letter, I provided data that showed there would be abundant opportunities for prudent acquisitions resulting from an environment of deteriorating operating fundamentals, falling real estate values and inability to refinance many real estate loans written during peak values. In 2010, real estate values continued to decline another 2% and are now down 42% from the October 2007 peak, according to the Moody's/REAL Commercial Property Price Index. Near record low interest rates are attracting additional real estate buyers with the prospect of cheap financing from a recovering Commercial Mortgage Backed Securities (CMBS) market and could help stabilize values. The CMBS market is expected to issue over $50 billion in securities in 2011, up from $11 billion in 2010 and $2 billion in 2009. However, with total real estate debt of over $1.5 trillion coming due over the next five years, much more liquidity is needed. In addition, Forsight Analytics estimates that as much as half of the loans maturing the next five years are secured by properties worth less than the outstanding principal balance.

The self-storage industry remains highly fragmented. In the U.S., the top ten operators only own about 10% of the estimated 45,000 self-storage facilities. Similar to other forms of commercial real estate, ownership will continue to move from "private" to "public."

We believe there will be increased opportunities to deploy capital in 2011.

Late in 2010, Public Storage and PSB received credit rating upgrades from Standard & Poor's. Public Storage was upgraded to "A," making it the highest-rated real estate company in the U.S. PSB was upgraded to "BBB+."

We appreciate your confidence in our abilities and look forward to enhancing shareholder value in 2011 and beyond, for you, our shareholders.

A Special Note

Early in 2011, Harvey Lenkin retired from the Public Storage Board of Trustees after nearly 32 years of service to our Company. Harvey joined Public Storage in 1978, when we operated just 36 self-storage facilities and in 1991 was named President and joined our Board. Harvey was a multi-talented executive and a major contributor to our success. He quickly became the face of Public Storage on Wall Street. His many significant contributions to the success of Public Storage include: the completion of our first preferred stock issuance in 1992, his laying the foundation for our affiliated company, PS Business Parks, to become public in 1998 and the consummation of the merger with Shurgard in 2006. Harvey has been a trusted advisor to management and the Board. We wish Harvey the best in his retirement and will miss his insight and counsel, his deep knowledge of the self-storage business and the leadership he provided.

Two other long-time members of the Public Storage Board of Trustees, Dann V. Angeloff and John T. Evans, will retire effective with the May 2011 Annual Meeting of Shareholders. Dann was one of the founding members of the Board in 1980 and has provided us valuable investment banking and capital markets knowledge. In addition, Dann was one of the founders of the National Association of Corporate Directors and brought this extensive knowledge of corporate governance practices to our Board. John became a Board member in 2003, having served as a director of an affiliated company, PS Canada, since 1978, and was instrumental in growing that business. John is a former managing partner of a prominent Canadian law firm and brought a wealth of knowledge to our Board regarding international business, taxation and governance. Dann and John were "value adding directors" for shareholders.

Last year, we lost a long-time Board member, William Baker, after a long illness. Bill joined the Public Storage Board of Trustees in 1991 and was extremely helpful in the many acquisition and merger transactions we did over the subsequent 20 years. He brought valuable business expertise and wit to the Board and was a great advisor to me as CEO, having been a CEO himself. We miss him.

Ronald L. Havner, Jr.
President and Chief Executive Officer
February 28, 2011

CUMULATIVE TOTAL RETURN

Public Storage, S&P 500 Index and NAREIT Equity Index
December 31, 2005 - December 31, 2010



$200
$150
$100
$ 50
$ 0
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10
Public Storage
S&P 500 Index
NAREIT Equity Index

	12/31/05	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10
Public Storage	$100.00	$147.43	$113.79	$127.36	$134.79	$173.42
S&P 500 Index	$100.00	$115.79	$122.16	$ 76.96	$ 97.33	$111.99
NAREIT Equity Index	$100.00	$135.06	$113.87	$ 70.91	$ 90.76	$116.12

The graph set forth above compares the yearly change in the Company's cumulative total shareholder return on its Common Stock for the five-year period ended December 31, 2010 to the cumulative total return of the Standard & Poor's 500 Stock Index ("S&P 500 Index") and the National Association of Real Estate Investment Trusts Equity Index ("NAREIT Equity Index") for the same period (total shareholder return equals price appreciation plus dividends). The stock price performance graph assumes that the value of the investment in the Company's Common Stock and each index was $100 on December 31, 2005 and that all dividends were reinvested. The stock price performance shown in the graph is not necessarily indicative of future price performance.

Supplemental Non-GAAP Disclosures (unaudited)

Funds from operations ("FFO") is a term defined by the National Association of Real Estate Investment Trusts, generally defined as net income before depreciation expense and gains and losses on sale of real estate. Operating earnings represents FFO earned at our consolidated real estate locations, combined with FFO before EITF D-42 benefits from our equity investments (primarily PSB and Shurgard Europe). We believe that FFO is helpful to investors, because net income includes the impact of depreciation, which assumes that real estate declines in value predictably over time, while we believe that real estate values change due to market conditions and inflation. We believe that operating earnings provides investors a better understanding of the underlying cash flows generated by our real estate investments. These non-GAAP measures are not a substitute for net income or net cash flow provided from operating activities as a measure of our liquidity, our operating performance or our ability to pay dividends.

Reconciliation of Net Income to FFO

(Amounts in thousands, except per share amounts)	For the year ended December 31, 2010	2009	2008
Net income:	$ 696,114	$ 790,456	$ 973,872
Depreciation and amortization, including equity earnings, unconsolidated real estate investments and discontinued operations	415,496	404,438	488,866
Gain on sale, includes our equity share of PSB and discontinued operations	(10,302)	(40,119)	(336,545)
Net cash provided by operating activities	1,101,308	1,154,775	1,126,193
Preferred unitholders, based upon distributions paid and redemptions	(6,330)	62,545	(21,612)
Other noncontrolling equity interests in subsidiaries	(19,585)	(20,231)	(21,904)
Funds from operations	1,075,393	1,197,089	1,082,677
Less - allocations (to) from:			
Preferred shareholders, based upon distributions paid and redemptions	(240,634)	(226,213)	(205,870)
Restricted share unitholders	(2,645)	(3,285)	(3,263)
Equity Shares, Series A, based upon distributions paid and redemptions	(30,877)	(20,524)	(21,199)
FFO allocable to our common shareholders	$ 801,237	$ 947,067	$ 852,345
Weighted average common shares for purposes of computing fully-diluted FFO per common share	169,772	168,768	168,675
FFO per common share	$ 4.72	$ 5.61	$ 5.05

Reconciliation of Operating Earnings to Net Income

(Amounts in thousands)	For the year ended December 31, 2010	2009
Operating earnings	$ 1,213,240	$ 1,196,774
Interest and other income excluding Shurgard Europe	3,896	4,981
Depreciation and amortization / includes equity in earnings	(415,116)	(402,237)
General and administrative expense	(38,487)	(35,735)
Interest expense	(30,225)	(29,916)
Equity share of EITF D-42, acquisition costs and real estate disposition gain for PSB	(943)	16,959
Real estate disposition and early debt retirement gain, and asset impairment charges	(1,505)	37,540
Foreign currency exchange (loss) gain	(42,264)	9,662
Discontinued operations	7,518	(7,572)
Net income	$ 696,114	$ 790,456

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2010.

or

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from ________ to ________.

Commission File Number: 001-33519

PUBLIC STORAGE

(Exact name of Registrant as specified in its charter)

Maryland	**95-3551121**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

701 Western Avenue, Glendale, California 91201-2349
(Address of principal executive offices) (Zip Code)

(818) 244-8080

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Depositary Shares Each Representing 1/1,000 of a 6.500% Cumulative Preferred Share, Series W $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.450% Cumulative Preferred Share, Series X $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.250% Cumulative Preferred Share, Series Z $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.125% Cumulative Preferred Share, Series A $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.600% Cumulative Preferred Share, Series C $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.180% Cumulative Preferred Share, Series D $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.750% Cumulative Preferred Share, Series E $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.450% Cumulative Preferred Share, Series F $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 7.000% Cumulative Preferred Share, Series G $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.950% Cumulative Preferred Share, Series H $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 7.250% Cumulative Preferred Share, Series I $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 7.250% Cumulative Preferred Share, Series K $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.750% Cumulative Preferred Share, Series L $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.625% Cumulative Preferred Share, Series M $.01 par value	New York Stock Exchange

Depositary Shares Each Representing 1/1,000 of a 7.000% Cumulative Preferred Share, Series N $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.875% Cumulative Preferred Share, Series O $.01 par value	New York Stock Exchange
Depositary Shares Each Representing 1/1,000 of a 6.500% Cumulative Preferred Share, Series P $.01 par value	New York Stock Exchange
Common Shares, $.10 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None *(Title of class)*

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer [X] Accelerated Filer [ ] Non-accelerated Filer [ ] Smaller Reporting Company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

The aggregate market value of the voting and non-voting common shares held by non-affiliates of the Registrant as of June 30, 2010:

Common Shares, $0.10 Par Value - $12,341,151,000 (computed on the basis of $87.91 per share which was the reported closing sale price of the Company's Common Shares on the New York Stock Exchange on June 30, 2010).

As of February 24, 2011, there were 170,435,633 outstanding Common Shares, $.10 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement to be filed in connection with the Annual Meeting of Shareholders to be held in 2011 are incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I

ITEM 1. Business

Forward Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the federal securities laws. All statements in this document, other than statements of historical fact, are forward-looking statements which may be identified by the use of the words "expects," "believes," "anticipates," "plans," "would," "should," "may," "estimates" and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Public Storage's actual results and performance to be materially different from those expressed or implied in the forward-looking statements. As a result, you should not rely on any forward-looking statements in this report, or which management may make orally or in writing from time to time, as predictions of future events nor guarantees of future performance. We caution you not to place undue reliance on forward-looking statements, which speak only as of the date of this report or as of the dates indicated in the statements. All of our forward-looking statements, including those in this report, are qualified in their entirety by this statement.

Factors and risks that may impact our future results and performance include, but are not limited to, those described in Item 1A, "Risk Factors" and in our other filings with the Securities and Exchange Commission ("SEC") and the following:

- general risks associated with the ownership and operation of real estate including changes in demand, potential liability for environmental contamination, adverse changes in tax, including property tax, real estate and zoning laws and regulations, and the impact of natural disasters;
- risks associated with downturns in the national and local economies in the markets in which we operate, including risks related to current economic conditions and the economic health of our tenants;
- the impact of competition from new and existing self-storage and commercial facilities and other storage alternatives;
- difficulties in our ability to successfully evaluate, finance, integrate into our existing operations and manage acquired and developed properties;
- risks associated with international operations including, but not limited to, unfavorable foreign currency rate fluctuations, that could adversely affect our earnings and cash flows;
- risks related to our participation in joint ventures;
- the impact of the regulatory environment as well as national, state, and local laws and regulations including, without limitation, those governing environmental, tax and tenant insurance matters and real estate investment trusts ("REITs"), and risks related to the impact of new laws and regulations;
- risks associated with a possible failure by us to qualify as a REIT under the Internal Revenue Code of 1986, as amended;
- disruptions or shutdowns of our automated processes and systems or breaches of our data security;
- difficulties in raising capital at a reasonable cost; and
- economic uncertainty due to the impact of war or terrorism.

We expressly disclaim any obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, new estimates, or other factors, events or circumstances after the date of this document, except where required by law. Accordingly, you should use caution in relying on past forward-looking statements to anticipate future results.

General

Public Storage was organized in 1980. Effective June 1, 2007, we reorganized Public Storage, Inc. into Public Storage (referred to herein as "the Company", "the Trust", "we", "us", or "our"), a Maryland real estate investment trust ("REIT"). Our principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, generally on a month-to-month basis, for personal and business use. We are the largest owner and operator of self-storage facilities in the United States ("U.S."). We also have equity interests in Shurgard Europe, a private company that we believe is the largest owner and operator of self-storage facilities in Western Europe, and in PS Business Parks, Inc., a public company whose business activities primarily include the ownership and operations of commercial properties.

At December 31, 2010, we operate within three reportable segments:

(i) Domestic Self-Storage segment which includes our direct and indirect equity interests in 2,048 self-storage facilities (130 million net rentable square feet of space) located in 38 states within the U.S. operating under the "Public Storage" brand name.

(ii) Europe Self-Storage segment which comprises (a) our 49% equity interest in Shurgard Europe which has direct and indirect equity interests in 188 self-storage facilities (10 million net rentable square feet of space) located in seven countries in Western Europe which operate under the "Shurgard" brand name and (b) one facility located in the United Kingdom that we wholly own.

(iii) Commercial segment which includes our direct and indirect equity interests in approximately 24 million net rentable square feet of commercial space located in 11 states in the U.S., including our 41% ownership interest in PS Business Parks, Inc. ("PSB"), a publicly traded REIT whose common stock trades on the New York Stock Exchange under the symbol "PSB". This commercial space is primarily operated under the "PS Business Parks" brand name.

See Note 11 to our December 31, 2010 consolidated financial statements for further discussion with respect to our reportable segments.

Certain other activities, due to their insignificant scale and dissimilarity in operating characteristics to our existing segments, are not allocated to any segment. These activities include (i) the reinsurance of policies against losses to goods stored by tenants in our self-storage facilities, (ii) the sale of merchandise at our self-storage facilities and (iii) management of self-storage facilities owned by third-party owners and entities that we have an ownership interest in but are not consolidated.

For all taxable years subsequent to 1980, we qualified and intend to continue to qualify as a REIT, as defined in Section 856 of the Internal Revenue Code. As a REIT, we do not incur federal or significant state tax on that portion of our taxable income which is distributed to our shareholders, provided that we meet certain tests. To the extent that we continue to qualify as a REIT, we will not be subject to tax, with certain limited exceptions, on the taxable income that is distributed to our shareholders.

We have reported annually to the SEC on Form 10-K, which includes financial statements certified by our independent registered public accountants. We have also reported quarterly to the SEC on Form 10-Q, which includes unaudited financial statements with such filings. We expect to continue such reporting.

On our website, www.publicstorage.com, we make available, free of charge, our Annual Reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after the reports and amendments are electronically filed with or furnished to the SEC.

The Impact of Current Economic Factors

Our business has been negatively affected by the recessionary environment experienced in 2008 through 2010. Occupancies, rental rates and overall rental income at our facilities came under pressure as demand for self-storage space softened. We responded by reducing rental rates, increasing promotional discounts, and increasing our marketing activities to stimulate additional demand for our storage space and increase our market share. Revenues generated by our Same Store facilities decreased from $1.468 billion in 2008 to $1.423 billion in 2009, representing a reduction of 3.1%. Our operating metrics began to stabilize in the latter part of 2009 and started to improve as we moved into the second half of 2010. Revenues generated by our Same Store facilities stabilized in 2010 at $1.428 billion, flat as compared to 2009.

See **"Growth and Investment Strategies"** and "**Financing of the Company's Growth Strategies"** below for more information regarding our long-term strategy to grow the cash flows and equity values of the Company.

Competition

Self-storage facilities generally draw customers who either reside or have their businesses located within a three to five mile radius. Many of our facilities operate within three to five miles of well-located and well-managed competitors that seek the same group of customers. Many of our competitors utilize the same marketing channels we use, including yellow page advertising, Internet advertising, as well as signage and banners. As a result, competition is significant and affects the occupancy levels, rental rates, rental income and operating expenses of our facilities.

While competition is significant, the self-storage industry remains fragmented in the U.S. We believe that we own approximately 5% of the aggregate self-storage square footage in the U.S., and that collectively the five largest self-storage operators in the U.S. own approximately 10% of the aggregate self-storage space in the U.S., with the remaining 90% owned by numerous private regional and local operators. This market fragmentation enhances the advantage of our economies of scale and our brand relative to other operators (see "Business Attributes – Economies of Scale" below), and provides an opportunity for growth through acquisitions over the long term.

In seeking investments, we compete with a wide variety of institutions and other investors. The amount of funds available for real estate investments greatly influences the competition for ownership interests in facilities and, by extension, the yields that we can achieve on newly acquired investments.

Business Attributes

We believe that we possess several primary business attributes that permit us to compete effectively:

Centralized information networks: Our facilities are part of comprehensive centralized reporting and information networks which enable the management team to identify changing market conditions and operating trends as well as analyze customer data, and quickly change our properties' pricing and promotional mix on an automated basis.

***National Telephone Reservation System*:** We operate a centralized telephone reservation system, which provides added customer service and helps to maximize utilization of available self-storage space. Customers calling either the toll-free telephone referral system, (800) 44-STORE, or a storage facility, are directed to the national reservation system. A representative discusses with the customer space requirements, price and location preferences and also informs the customer of other products and services provided by the Company and its subsidiaries. We believe that the centralized telephone reservation system enhances our ability to market storage space in the U.S. relative to handling these calls at individual properties, because it allows us to more effectively offer all spaces at all facilities in the vicinity of a customer and to provide higher-quality selling efforts through dedicated sales specialists.

On-line reservation and marketing system: We also provide customers the ability to review space availability, pricing, and make reservations online through our website, www.publicstorage.com. We invest extensively in advertising on the Internet, primarily through the use of search engines.

Economies of scale: We are the largest provider of self-storage space in the U.S. As of December 31, 2010, we operated 2,048 self-storage facilities in which we had an interest with over one million self-storage spaces rented. These facilities are generally located in major markets within 38 states in the U.S. The size and scope of our operations have enabled us to achieve high operating margins and a low level of administrative costs relative to revenues through the centralization of many functions with specialists, such as facility maintenance, employee compensation and benefits programs, pricing of our product, as well as the development and documentation of standardized operating procedures. We also believe that our major market concentration provides managerial efficiencies stemming from having a large number of facilities in close proximity to each other.

The concentration of most of our properties in major metropolitan centers makes various promotional and media programs, such as yellow pages, Internet keyword bidding, and television advertising, more economical for us than for our competitors. We can economically purchase large, prominent, well-placed yellow page ads that allow us to reach the consumer more effectively than smaller operators. Our large market share relative to our competitors, along with our well-recognized brand name, increases the likelihood that our facilities will appear in response to queries in search engines such as Google, and allows us to bid aggressively and efficiently for multiple-keyword advertising. In addition, we are able to market efficiently using television as a media source.

Brand name recognition: Our operations in the U.S. are conducted under the "Public Storage" brand name, which we believe is the most recognized and established name in the self-storage industry in the U.S. Our storage operations within the U.S. are conducted in major markets in 38 states, giving us national recognition and prominence. Our facilities tend to be highly visible and located in heavily populated areas, improving the local awareness of our brand. We believe that the "Shurgard" brand, used by Shurgard Europe, is a similarly established and valuable brand.

Complementary ancillary operations: We also sell retail items associated with the storage business (locks, cardboard boxes and packing supplies) and reinsure policies issued to our tenants against lost or damaged goods stored by our tenants. We believe these activities supplement our existing self-storage business by further meeting the needs of our customers.

Growth and Investment Strategies

Our growth strategies consist of: (i) improving the operating performance of our existing self-storage facilities, (ii) acquiring facilities, (iii) developing or redeveloping existing real estate facilities, (iv) participating in the growth of commercial facilities, primarily through our investment in PSB, and (v) participate in the growth of Shurgard Europe. While our long-term strategy includes each of these elements, in the short run the level of growth in our asset base in any period is dependent upon the cost and availability of capital, as well as the relative attractiveness of investment alternatives.

Improve the operating performance of existing facilities: We seek to increase the net cash flow generated by our existing self-storage facilities by a) regularly evaluating our call volume, reservation activity, and move-in/move-out rates for each of our facilities relative to our marketing activities, b) evaluating market supply and demand factors and, based upon these analyses, adjusting our marketing activities and rental rates, c) attempting to maximize revenues through evaluating the appropriate balance between occupancy, rental rates, and promotional discounting and d) controlling operating costs. We believe that our property management personnel and systems, combined with our national telephone reservation system and media advertising programs will continue to enhance our ability to meet these goals. See Item 7. "Management's Discussion and Analysis" below for further information regarding our expectation in the short-run with respect to our operating results.

Acquire properties owned or operated by others in the U.S.: We seek to expand our portfolio by acquiring well-located facilities, at generally attractive pricing. We believe our presence in and knowledge of substantially all of the major markets in the U.S. enhances our ability to identify attractive acquisition opportunities and capitalize on the overall fragmentation in the self-storage industry. Data on the rental rates and occupancy levels of our existing facilities, which are often located in proximity to potential acquisition candidates, provide us an advantage in evaluating the potential of acquisition opportunities. During 2008 and 2009, there were few acquisition opportunities. We have increased our acquisitions of self-storage facilities in 2010 as more opportunities became available. During 2010, we acquired 42 facilities (2.7 million net rentable square feet) for approximately $239.6 million. While there can be no assurance, we believe that additional acquisition opportunities may materialize in 2011. In January 2011, we acquired five facilities (386,000 net rentable square feet) in Nevada for approximately $19.5 million. The acquisition of this facility is subject to customary closing conditions, and there can be no assurance that we will be able to complete this acquisition.

Development of real estate facilities: We believe that in the long-run, development of new storage locations and expansion of our existing self-storage facilities represent an important part of our growth strategy. New locations can be developed to meet customer needs and expand our geographic reach, generally within our existing markets. In addition, existing facilities can be expanded or enhanced to provide additional amenities such as climate control, to better capitalize on increased population density in certain facilities' local market area. However, due to the challenging operating environment, we substantially curtailed our development activities beginning in 2008. We continue to have a nominal development pipeline at December 31, 2010. Shurgard Europe has similarly reduced its development activities (see "Capitalize on the Potential for Growth in Europe" below).

Participate in the growth of commercial facilities primarily through our ownership in PS Business Parks, Inc.: At December 31, 2010, we had a 41% interest in PSB and its operating partnership which consisted of 5,801,606 shares of common stock and 7,305,355 limited partnership units in the operating partnership. The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. At December 31, 2010, PSB owned and operated approximately 21.8 million net rentable square feet of commercial space located in eight states in the U.S. During 2008 through 2010, the recession in the U.S. impacted PSB, resulting in a decrease in rental income for PSB's "same park" facilities. It is uncertain what impact the current recessionary trends will have on PSB's future occupancy levels and rental rents. Due to capital market dislocations and other factors, PSB did not acquire any new commercial space in 2009 and 2008; however, in 2010, PSB acquired a total of 2.4 million net rentable square feet of commercial space for an aggregate cost of approximately $301.7 million. On February 9, 2011, we loaned PSB $121 million which PSB used to re-pay borrowings against their credit facility and repurchase preferred stock. The loan has a six-month term, no prepayment penalties, and bears interest at a rate of three-month LIBOR plus 0.85%.

Capitalize on the potential for growth in Europe: On March 31, 2008, we entered into a transaction with an institutional investor whereby the investor acquired a 51% interest in Shurgard Europe. Shurgard Europe held substantially all of our operations in Europe. Since March 31, 2008, we own the remaining 49% interest and are the managing member of Shurgard European Holdings LLC, a joint venture formed to own Shurgard Europe's operations.

We believe that Shurgard Europe is the largest owner and operator of self-storage facilities in Western Europe. At December 31, 2010, Shurgard Europe's operations comprise 188 facilities with an aggregate of approximately 10 million net rentable square feet. The portfolio consists of 116 wholly owned facilities and 72 facilities owned by two joint venture partnerships, in which Shurgard Europe has a 20% equity interest.

Shurgard Europe operates in seven markets in Western Europe: the French market (principally Paris), the Swedish market (principally Stockholm), the United Kingdom market (principally London), the Dutch market, the Belgian market, the Danish market (principally Copenhagen) and the German market.

In contrast to the U.S., the European self-storage industry is relatively immature. In each of the markets that Shurgard Europe operates, customer awareness of the product is relatively low and ownership of self-storage facilities remains fragmented. Although many European consumers are not yet aware of the self-storage concept, they tend to live in more densely populated areas in smaller living spaces (as compared to the U.S.) that, we believe, should make self-storage an attractive option as product knowledge and availability of additional self-storage facilities grows. Most Europeans are familiar with the concept of storage only as an ancillary service provided by moving companies, and more consumer familiarity could result in a significant increase in demand in the long-term.

In the longer term, we believe that there is significant growth potential in Europe to expand the number of facilities owned either through development, acquisition, and consolidation, even if the density of self-storage in Europe does not ultimately approach the levels in the U.S. Capitalizing on this opportunity will require a significant amount of capital and currently Shurgard Europe's ability to raise capital at attractive rates from the European public debt and equity markets, as well as from banks, is constrained. In addition, Shurgard Europe faces refinancing risk, as approximately $125.2 million (€94.5 million) and $147.5 million (€111.3 million) of debt owed by joint ventures matures in May 2011, with a right to extend one year, and July 2013, respectively, and approximately $495.2 million (€373.7 million) in a loan payable to us becomes due in March 2013. Due to these capital constraints and refinancing risks, Shurgard Europe has interrupted its development and growth plans. At such time that public market capital or bank debt becomes available to Shurgard Europe at attractive rates, and economic trends improve, development and growth may recommence; however, there can be no assurance that such development and growth will ultimately recommence and at what levels.

Financing of the Company's Growth Strategies

Overview of financing strategy: Over the past three years we funded the cash portion of our acquisition and development activities with permanent capital (predominantly retained cash flow and the net proceeds from the issuance of preferred securities). We have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt, because of certain benefits described in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources." Our present intention is to continue to finance substantially all our growth with cash and marketable securities on hand ($558.5 million at December 31, 2010), internally generated cash flows and permanent capital.

Impact of Current Capital Markets: Our ability to raise additional capital by issuing our common or preferred securities is dependent upon capital market conditions. Capital markets in the U.S. have improved from the severe stress experienced in late 2008 and early 2009, and we have recently issued preferred shares at favorable rates (in April and May, 2010, we issued cumulative preferred shares at a rate of 6.875% for gross proceeds of $145 million, and in October 2010 we issued cumulative preferred shares at a rate of 6.500% for gross proceeds of $125 million). Despite our recent issuances of preferred equity, there can be no assurance that market conditions will continue to permit preferred security issuances at amounts and at rates that we will find attractive.

Borrowing: We have in the past used our $300 million revolving line of credit as temporary "bridge" financing, and repaid those amounts with permanent capital. Our debt outstanding currently represents debt that was assumed either in connection with property acquisitions or in connection with the merger with Shurgard in 2006. When we have assumed such debt in the past, we have generally prepaid such amounts except in cases where the nature of the loan terms did not allow such prepayment, or where a prepayment penalty made it economically disadvantageous to prepay. While it is not our present intention to issue additional debt as a long-term financing strategy, we have broad powers to borrow in furtherance of our objectives without a vote of our shareholders. These powers are subject to a limitation on unsecured borrowings in our Bylaws described in "Limitations on Debt" below.

Our senior debt was recently upgraded to an "A" credit rating by Standard and Poor's. Notwithstanding our desire is to continue to meet our capital needs with preferred and common equity, this high rating, combined with our low level of debt, could allow us to issue a significant amount of unsecured debt in the current markets if we were to choose to do so.

Issuance of securities in exchange for property: We have issued both our common and preferred securities in exchange for real estate and other investments in the past. Future issuances will be dependent upon our financing needs and capital market conditions at the time, including the market prices of our equity securities.

Joint Venture financing: We have formed and may form additional joint ventures to facilitate the funding of future developments or acquisitions.

Disposition of properties: Disposition of properties to raise capital has not been one of our strategies. Generally, we have disposed of self-storage facilities only because of condemnation proceedings, which compel us to sell. We do not presently intend to sell any significant number of self-storage facilities in the future, though there can be no assurance that we will not.

Investments in Real Estate and Real Estate Entities

Investment Policies and Practices with respect to our investments: Following are our investment practices and policies which, though we do not anticipate any significant alteration, can be changed by our Board of Trustees without a shareholder vote:

- Our investments primarily consist of direct ownership of self-storage facilities (the nature of our self-storage facilities is described in Item 2, "Properties"), as well as partial interests in entities that own self-storage facilities.

- Our partial ownership interests primarily reflect general and limited partnership interests in entities that own self-storage facilities that are managed by us under the "Public Storage" brand name in the U.S., as well as storage facilities managed in Europe under the "Shurgard" brand name which are owned by Shurgard Europe.

- Additional acquired interests in real estate (other than the acquisition of properties from third parties) will include common equity interests in entities in which we already have an interest.

- To a lesser extent, we have interests in existing commercial properties (described in Item 2, "Properties"), containing commercial and industrial rental space, primarily through our investment in PSB.

Facilities Owned by Subsidiaries

In addition to our direct ownership of 1,922 self-storage facilities in the U.S. and one self-storage facility in London, England at December 31, 2010, we have controlling indirect interests in entities that own 107 self-storage facilities in the U.S. with approximately 6 million net rentable square feet. Due to our controlling interest in each of these entities, we consolidate the assets, liabilities, and results of operations of these entities in our financial statements.

Facilities Owned by Unconsolidated Entities

At December 31, 2010, we had ownership interests in (i) PSB, which owned approximately 21.8 million net rentable square feet of commercial space at December 31, 2010, (ii) Shurgard Europe, which had ownership interests in 188 facilities with approximately 10 million net rentable square feet of storage space, and (iii) various affiliated limited partnerships that own an aggregate of 19 self-storage facilities with approximately 1 million net rentable square feet of storage space. Collectively these entities are referred to as the "Unconsolidated Entities."

PSB, which files financial statements with the SEC, and Shurgard Europe, have debt and other obligations that are not included in our consolidated financial statements. The limited partnerships have no significant amounts of debt or other obligations. See Note 5 to our December 31, 2010 consolidated financial statements for further disclosure regarding the assets, liabilities and operating results of the Unconsolidated Entities.

Limitations on Debt

Without the consent of holders of the various series of Senior Preferred Shares, we may not take any action that would result in a ratio of "Debt" to "Assets" (the "Debt Ratio") in excess of 50%. As of December 31, 2010, the Debt Ratio was approximately 4%. "Debt" means the liabilities (other than "accrued and other liabilities" and "redeemable noncontrolling interests") that should, in accordance with U.S. generally accepted accounting principles, be reflected on our consolidated balance sheet at the time of determination. "Assets" means our total assets before a reduction for accumulated depreciation and amortization that should, in accordance with U.S. generally accepted accounting principles, be reflected on the consolidated balance sheet at the time of determination.

Our bank and senior unsecured debt agreements contain various customary financial covenants, including limitations on the level of indebtedness and the prohibition of the payment of dividends upon the occurrence of defined events of default.

Employees

We have approximately 4,900 employees in the U.S. at December 31, 2010 who render services on behalf of the Company, primarily personnel engaged in property operations.

Seasonality

We experience minor seasonal fluctuations in the occupancy levels of self-storage facilities with occupancies generally higher in the summer months than in the winter months. We believe that these fluctuations result in part from increased moving activity during the summer months.

Insurance

We have historically carried customary property, earthquake, general liability and workers compensation coverage through internationally recognized insurance carriers, subject to customary levels of deductibles. The aggregate limits on these policies of $75 million for property coverage and $102 million for general liability are higher than estimates of maximum probable loss that could occur from individual catastrophic events determined in recent engineering and actuarial studies; however, in case of multiple catastrophic events, these limits could be exhausted.

Our tenant insurance program reinsures a program that provides insurance to certificate holders against claims for property losses due to specific named perils (earthquakes and floods are not covered by these policies) to goods stored by tenants at our self-storage facilities for individual limits up to a maximum of $5,000. We have third-party insurance coverage for claims paid exceeding $1,000,000 resulting from any one individual event, to a limit of $25,000,000. At December 31, 2010, there were approximately 621,000 certificate holders held by our tenants participating in this program, representing aggregate coverage of approximately $1.4 billion. Because each certificate represents insurance of goods held by a tenant at our self-storage facilities, the geographic concentration of this $1.4 billion in coverage is dispersed throughout all of our U.S. facilities. We rely on a third-party insurance company to provide the insurance and are subject to licensing requirements and regulations in several states.

ITEM 1A. Risk Factors

In addition to the other information in our Annual Report on Form 10-K, you should consider the risks described below that we believe may be material to investors in evaluating the Company. This section contains forward-looking statements, and in considering these statements, you should refer to the qualifications and limitations on our forward-looking statements that are described in **Forward Looking Statements** at the beginning of Item 1.

Since our business consists primarily of acquiring and operating real estate, we are subject to the risks related to the ownership and operation of real estate that can adversely impact our business and financial condition.

The value of our investments may be reduced by general risks of real estate ownership. Since we derive substantially all of our income from real estate operations, we are subject to the general risks of acquiring and owning real estate-related assets, including:

- lack of demand for rental spaces or units in a locale;
- changes in general economic or local conditions;
- natural disasters, such as earthquakes, hurricanes and floods; which could exceed the aggregate limits of our insurance coverage;
- potential terrorist attacks;
- changes in supply of or demand for similar or competing facilities in an area;
- the impact of environmental protection laws;
- changes in interest rates and availability of permanent mortgage funds which may render the sale of a nonstrategic property difficult or unattractive including the impact of the current turmoil in the credit markets;
- increases in insurance premiums, property tax assessments and other operating and maintenance expenses;
- transactional costs and liabilities, including transfer taxes;
- adverse changes in tax, real estate and zoning laws and regulations; and
- tenant and employment-related claims.

In addition, we self-insure certain of our property loss, liability, and workers compensation risks for which other real estate companies may use third-party insurers. This results in a higher risk of losses that are not covered by third-party insurance contracts, as described in Note 13 under "Insurance and Loss Exposure" to our December 31, 2010 consolidated financial statements.

There is significant competition among self-storage facilities and from other storage alternatives. Most of our properties are self-storage facilities, which generated most of our revenue for the year ended December 31, 2010. Local market conditions play a significant part in how competition will affect us. Competition in the market areas in which many of our properties are located is significant and has affected our occupancy levels, rental rates and operating expenses. Any increase in availability of funds for investment in real estate may accelerate competition. Further development of self-storage facilities may intensify competition among operators of self-storage facilities in the market areas in which we operate.

We may incur significant environmental costs and liabilities. As an owner and operator of real properties, under various federal, state and local environmental laws, we are required to clean up spills or other releases of hazardous or toxic substances on or from our properties. Certain environmental laws impose liability whether or not the owner knew of, or was responsible for, the presence of the hazardous or toxic substances. In some cases, liability may not be limited to the value of the property. The presence of these substances, or the failure to properly remediate any resulting contamination, whether from environmental or microbial issues, also may adversely affect the owner's or operator's ability to sell, lease or operate its property or to borrow using its property as collateral.

We have conducted preliminary environmental assessments of most of our properties (and conduct these assessments in connection with property acquisitions) to evaluate the environmental condition of, and potential environmental liabilities associated with, our properties. These assessments generally consist of an investigation of environmental conditions at the property (not including soil or groundwater sampling or analysis), as well as a review of available information regarding the site and publicly available data regarding conditions at other sites in the vicinity. In connection with these property assessments, our operations and recent property acquisitions, we have become aware that prior operations or activities at some facilities or from nearby locations have or may have resulted in contamination to the soil or groundwater at these facilities. In circumstances where our environmental assessments disclose potential or actual contamination, we may attempt to obtain purchase price adjustments or indemnifications and, in appropriate circumstances, we obtain limited environmental insurance in connection with the properties acquired, but we cannot assure you that such protections will be sufficient to cover actual future liabilities nor that our assessments have identified all such risks. Although we cannot provide any assurance, based on the preliminary environmental assessments, we are not aware of any environmental contamination of our facilities material to our overall business, financial condition or results of operations.

There has been an increasing number of claims and litigation against owners and managers of rental properties relating to moisture infiltration, which can result in mold or other property damage. When we receive a complaint concerning moisture infiltration, condensation or mold problems and/or become aware that an air quality concern exists, we implement corrective measures in accordance with guidelines and protocols we have developed with the assistance of outside experts. We seek to work proactively with our tenants to resolve moisture infiltration and mold-related issues, subject to our contractual limitations on liability for such claims. However, we can give no assurance that material legal claims relating to moisture infiltration and the presence of, or exposure to, mold will not arise in the future.

Delays in development and fill-up of our properties would reduce our profitability. From January 1, 2006, through December 31, 2010, we invested $106 million in development costs with respect to 11 new facilities. Shurgard Europe has developed and opened 41 facilities since January 1, 2006 at a cost of approximately $317 million. Development and fill-up of these storage facilities is subject to significant contingencies such as obtaining appropriate governmental approvals. If we or Shurgard Europe were to commence significant development of facilities, construction delays due to weather, unforeseen site conditions, the need to obtain governmental approvals, personnel problems, and other factors, as well as cost overruns, would adversely affect our profitability. Delays in the rent-up of newly developed storage space as a result of competition, reductions in storage demand, or other factors, would adversely affect our profitability.

Property taxes can increase and cause a decline in yields on investments. Each of our properties is subject to real property taxes. These real property taxes may increase in the future as property tax rates change and as our properties are assessed or reassessed by tax authorities. Recent local government shortfalls in tax revenue may cause pressure to increase tax rates or assessment levels or impose new taxes. Such increases could adversely impact our profitability.

We must comply with the Americans with Disabilities Act and fire and safety regulations, which can require significant expenditures. All our properties must comply with the Americans with Disabilities Act and with related regulations (the "ADA"). The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to persons with disabilities. Various state laws impose similar requirements. A failure to comply with the ADA or similar state laws could lead to government imposed fines on us and/or litigation, which could also involve an award of damages to individuals affected by the non-compliance. In addition, we must operate our properties in compliance with numerous local fire and safety regulations, building codes, and other land use regulations. Compliance with these requirements can require us to spend substantial amounts of money, which would reduce cash otherwise available for distribution to shareholders. Failure to comply with these requirements could also affect the marketability of our real estate facilities.

We incur liability from tenant and employment-related claims. From time to time we must resolve tenant claims and employment-related claims by corporate level and field personnel.

Global economic conditions adversely affect our business, financial condition, growth and access to capital.

There continues to be global economic uncertainty, elevated levels of unemployment, reduced levels of economic activity, and it is uncertain as to when economic conditions will improve. These negative economic conditions in the markets where we operate facilities, and other events or factors that adversely affect disposable incomes, have and are likely to continue to adversely affect our business.

Although conditions in financial and credit markets improved during 2010, our ability to issue preferred shares or borrow at reasonable rates has been in the past, and may in the future be adversely affected by challenging credit market conditions. The issuance of perpetual preferred securities historically has been a significant source of capital to grow our business. While we currently believe that we have sufficient working capital and capacity under our credit facilities and our retained cash flow from operations to continue to operate our business as usual, turbulence in the credit markets and in the national economy could adversely affect our access to capital and adversely impact earnings growth that might otherwise result from the acquisition and development of real estate facilities.

The acquisition of existing properties is a significant component of our long-term growth strategy, and acquisitions of existing properties are subject to risks that may adversely affect our growth and financial results.

We acquire existing properties, either in individual transactions or as part of the acquisition of other storage operators. In addition to the general risks related to real estate described above which may also adversely impact operations at acquired properties, we are also subject to the following risks in connection with property acquisitions and the integration of acquired properties into our operations.

Any failure to manage acquisitions and other significant transactions and to successfully integrate acquired operations into our existing business could negatively impact our financial results. If acquired facilities are not properly integrated into our system, our financial results may suffer.

To fully realize any anticipated benefits from an acquisition, we must successfully integrate the property into our operating platform that permits cost savings to be realized and targeted revenue levels to be achieved. It is possible that failures or unexpected circumstances in the integration process could result in a decline in occupancy and/or rental rates at the acquired facilities or our existing properties. In addition, the integration process generally results in changes to the processes, standards, procedures, practices, policies and compensation arrangements in the facilities acquired, which can adversely affect our ability to maintain the existing relationships with tenants and employees. These risks are more pronounced with larger acquisitions.

Acquired properties are subject to property tax reappraisals which may increase our property tax expense. Facilities that we acquire are subject to property tax reappraisal. The reappraisal process is subject to judgment of governmental agencies regarding estimated real estate values and other factors, and as a result there is a significant degree of uncertainty in estimating the property tax expense of an acquired property. Reappraisal can result in substantial increases to the ongoing property tax payments as compared to the amounts paid by the seller. In future or recent acquisitions of properties, if actual property tax expenses following reappraisal exceed what we expected in making the acquisition decision, our operating results could be negatively impacted.

As a result of our ownership of 49% of the international operations of Shurgard Europe with a book value of $264.7 million at December 31, 2010, and our loan to Shurgard Europe aggregating $495.2 million at December 31, 2010, we are exposed to additional risks related to international businesses that may adversely impact our business and financial results.

We have limited experience in European operations, which may adversely impact our ability to operate profitably in Europe. In addition, European operations have specific inherent risks, including without limitation the following:

- currency risks, including currency fluctuations, which can impact the fair value of our $264.7 million book value equity investment in Shurgard Europe, as well as interest payments and the net proceeds to be received upon repayment of our loan to Shurgard Europe;
- unexpected changes in legislative and regulatory requirements,
- potentially adverse tax burdens;
- burdens of complying with different permitting standards, environmental and labor laws and a wide variety of foreign laws;
- the potential impact of collective bargaining;
- obstacles to the repatriation of earnings and cash;
- regional, national and local political uncertainty;
- economic slowdown and/or downturn in foreign markets;
- difficulties in staffing and managing international operations;
- reduced protection for intellectual property in some countries;
- inability to effectively control less than wholly-owned partnerships and joint ventures; and
- the importance of local senior management and the potential negative ramifications of the departure of key executives.

Based upon current market conditions and recent operating result trends of Shurgard Europe, the following specific risks apply with respect to our investment in, and loan to, Shurgard Europe:

- *Joint ventures that Shurgard Europe has a 20% interest in have significant refinancing requirements.* Shurgard Europe's two joint ventures collectively had approximately €206 million ($273 million) of outstanding debt payable to third parties at December 31, 2010. These loans are secured by the joint ventures' respective facilities, and are not guaranteed by Public Storage, Shurgard Europe, or any third party. One of the joint venture loans, totaling €95 million ($126 million), is due May 2011, with a right to extend one year, and the other joint venture loan, totaling €111 million ($147 million), is due in July 2013.

  If Shurgard Europe's joint ventures were unable to refinance or otherwise repay these loans when due, it is our expectation that the loans would be repaid with each joint venture partner contributing their pro rata share towards repayment. Shurgard Europe's pro rata share, in the aggregate, would be approximately €41 million ($55 million), which Shurgard Europe would be required to fund either from available cash on hand or equity contributions from Public Storage and our joint venture partner. Further, it is also possible that Shurgard Europe's joint venture partner would be unable to contribute its pro rata share to repay the loans and may trigger, through its rights under the related partnership documents, the liquidation of the partnership, which could result in Shurgard Europe's acquisition of its joint venture partner's interest or the sale of the properties to third parties, with potential loss or reduction to our investment if the liquidation proceeds were not sufficient.

- *Shurgard Europe's ability to refinance its $495.2 million loan from us, which is due in March 2013, may be limited due to market conditions.* Shurgard Europe owes us €373.7 million ($495.2 million at December 31, 2010), and this loan is due in March 2013. If Shurgard Europe is unable to obtain financing to raise funds to repay our loan due to a constrained equity or credit environment or other factors, we may have to negotiate an equity or debt contribution by our joint venture partner to Shurgard Europe, extend the loan, or otherwise exercise our lender rights.

- *Shurgard Europe's Same Store operating trends were recently negative.* While Shurgard Europe had a 1.7% increase in revenue in the year ended December 31, 2010, Shurgard Europe had negative revenue growth in 2009. Shurgard Europe could have reductions in Same Store revenues in the future, which would adversely impact their operating results and, as a result, the value of our investment in Shurgard Europe. Such reductions may negatively impact Shurgard Europe's liquidity and ability to repay its debt, including the debt owed to Public Storage, due to declining interest coverage ratios and other similar metrics upon which potential lenders typically base their lending decisions.

We are subject to risks related to our ownership of assets in joint venture structures.

We have interests in several joint ventures that may present additional risks, including without limitation, the following:

- risks related to the financial strength, common business goals and strategies and cooperation of the venture partner;

- the inability to take some actions with respect to the joint venture activities that we may believe are favorable, if our joint venture partner does not agree;

- the risk that we could lose our REIT status based upon actions of the joint ventures if we are unable to effectively control these indirect investments;

- the risk that we may not control the legal entity that has title to the real estate;

- the risk that our investments in these entities may not be easily sold or readily accepted as collateral by our lenders, or that lenders may view assets held in joint ventures as less favorable as collateral;

- the risk that the joint ventures could take actions which may negatively impact our preferred shares and debt ratings, to the extent that we could not prevent these actions;

- the risk that we may be constrained from certain activities of our own that we would otherwise deem favorable, due to non-compete clauses in our joint venture arrangements; and

- the risk that we will be unable to resolve disputes with our joint venture partners.

The Hughes Family could control us and take actions adverse to other shareholders.

At December 31, 2010, B. Wayne Hughes, Chairman of the Board of Trustees and his family (the "Hughes Family") owned approximately 16.7% of our aggregate outstanding common shares. Our declaration of trust permits the Hughes Family to own up to 47.66% of our outstanding common shares and also allows for cumulative voting in the election of trustees. Consequently, the Hughes Family may significantly influence matters submitted to a vote of our shareholders, including electing trustees, amending our organizational documents, dissolving and approving other extraordinary transactions, such as a takeover attempt, even though such actions may not be favorable to other shareholders.

Certain provisions of Maryland law and in our declaration of trust and bylaws may prevent changes in control or otherwise discourage takeover attempts beneficial to shareholders.

Certain provisions of Maryland law may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our shares with the opportunity to realize a premium over the then-prevailing market price of our shares. Currently, the Board has opted not to subject the Company to the statutory limitations of either the business combination provisions or the control share acquisitions provisions of Maryland law, but the Board may change this option as to either statute in the future. If the Board chooses to make them applicable to us, these provisions could delay, deter or prevent a transaction or change of control that might involve a premium price for holders of common shares or might otherwise be in their best interest. Similarly, (1) limitations on removal of trustees in our declaration of trust, (2) restrictions on the acquisition of our shares of beneficial interest, (3) the power to issue additional common shares, preferred shares or equity shares, (4) the advance notice provisions of our bylaws and (5) the Board's ability under Maryland law, without obtaining shareholder approval, to implement takeover defenses that we may not yet have and to take, or refrain from taking, other actions without those decisions being subject to any heightened standard of conduct or standard of review, could have the same effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for holders of the common shares or might otherwise be in common shareholders' best interest.

To preserve our status as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), our declaration of trust contains limitations on the number and value of shares of beneficial interest that any person may own. These ownership limitations generally limit the ability of a person, other than the Hughes Family (as defined in our declaration of trust) and other than "designated investment entities" (as defined in our declaration of trust), to own more than 3% of our outstanding common shares or 9.9% of the outstanding shares of any class or series of preferred or equity shares, in each case, in value or number of shares, whichever is more restrictive, unless an exemption is granted by our board of trustees. These limitations could discourage, delay or prevent a transaction involving a change in control of our company not approved by our board of trustees.

If we failed to qualify as a REIT for income tax purposes, we would be taxed as a corporation, which would substantially reduce funds available for payment of dividends.

Investors are subject to the risk that we may not qualify as a REIT for income tax purposes. REITs are subject to a range of complex organizational and operational requirements. As a REIT, we must distribute with respect to each year at least 90% of our REIT taxable income to our shareholders (which may take into account certain dividends paid in the subsequent year). Other restrictions apply to our income and assets. Our REIT status is also dependent upon the ongoing qualification of our affiliate, PSB, as a REIT, as a result of our substantial ownership interest in that company.

For any taxable year that we fail to qualify as a REIT and are unable to avail ourselves of relief provisions set forth in the Code, we would be subject to federal income tax at the regular corporate rates on all of our taxable income, whether or not we make any distributions to our shareholders. Those taxes would reduce the amount of cash available for distribution to our shareholders or for reinvestment and would adversely affect our earnings. As a result, our failure to qualify as a REIT during any taxable year could have a material adverse effect upon us and our shareholders. Furthermore, unless certain relief provisions apply, we would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which we fail to qualify.

We may pay some taxes, reducing cash available for shareholders.

Even if we qualify as a REIT for federal income tax purposes, we are required to pay some federal, foreign, state and local taxes on our income and property. Since January 1, 2001, certain corporate subsidiaries of the Company have elected to be treated as "taxable REIT subsidiaries" of the Company for federal income tax purposes. A taxable REIT subsidiary is taxable as a regular corporation and may be limited in its ability to deduct interest payments made to us in excess of a certain amount. In addition, if we receive or accrue certain amounts and the underlying economic arrangements among our taxable REIT subsidiaries and us are not comparable to similar arrangements among unrelated parties, we could be subject to a 100% penalty tax on those payments in excess of amounts the Internal Revenue Service deems reasonable between unrelated parties. To the extent that the Company is required to pay federal, foreign, state or local taxes, we will have less cash available for distribution to shareholders.

We have become increasingly dependent upon automated processes, telecommunications, and the Internet and are faced with system security and system failure risks.

We have become increasingly centralized and dependent upon automated information technology processes, and certain critical components of our operating systems are dependent upon third party providers. As a result, we could be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack, or a circumstance that disrupted operations at our third party providers. Even though we believe we utilize appropriate duplication and back-up procedures, a significant outage in our third party providers could negatively impact our operations. In addition, a portion of our business operations are conducted over the Internet, increasing the risk of viruses that could cause system failures and disruptions of operations. Experienced computer programmers may be able to penetrate our network security and misappropriate our confidential information, create system disruptions or cause shutdowns. Nearly half of our new tenants come from sales channels dependent upon telecommunications (telephone or Internet).

We have no ownership interest in Canadian self-storage facilities owned or operated by the Hughes Family.

At December 31, 2010, the Hughes Family had ownership interests in, and operated, 52 self-storage facilities in Canada under the name "Public Storage", which name we license to the Hughes Family for use in Canada on a royalty-free, non-exclusive basis. We currently do not own any interests in these facilities nor do we own any facilities in Canada. We have a right of first refusal to acquire the stock or assets of the corporation engaged in the operation of the self-storage facilities in Canada if the Hughes Family or the corporation agrees to sell them. However, we have no ownership interest in the operations of this corporation, have no right to acquire their stock or assets unless the Hughes family decides to sell, and receive no benefit from the profits and increases in value of the Canadian self-storage facilities. Although we have no current plans to enter the Canadian self-storage market, if we choose to do so without acquiring the Hughes Family interests in their Canadian self-storage properties, our right to use the Public Storage name in Canada may be shared with the Hughes Family unless we are able to terminate the license agreement.

Through our subsidiaries, we continue to reinsure risks relating to loss of goods stored by tenants in the self-storage facilities in Canada in which the Hughes Family has ownership interests. We acquired the tenant insurance business on December 31, 2001 through our acquisition of PS Insurance Company, or PSICH. During the years ended December 31, 2010, 2009 and 2008, we received $605,000, $642,000 and $768,000 (based upon historical exchange rates between the U.S. Dollar and Canadian Dollar in effect as the revenues were earned), respectively, in reinsurance premiums attributable to the Canadian facilities. Since PSICH's right to provide tenant reinsurance to the Canadian Facilities may be qualified, there is no assurance that these premiums will continue.

We are subject to laws and governmental regulations and actions that affect our operating results and financial condition.

Our business is subject to regulation under a wide variety of U.S. federal, state and local laws, regulations and policies including those imposed by the SEC, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and New York Stock Exchange, as well as applicable labor laws. Although we have policies and procedures designed to comply with applicable laws and regulations, failure to comply with the various laws and regulations may result in civil and criminal liability, fines and penalties, increased costs of compliance and restatement of our financial statements.

There can also be no assurance that, in response to current economic conditions or the current political environment or otherwise, laws and regulations will not be implemented or changed in ways that adversely affect our operating results and financial condition, such as recently adopted legislation that expands health care coverage costs or facilitates union activity or federal legislative proposals to otherwise increase operating costs.

Our tenant insurance business is subject to governmental regulation which could reduce our profitability or limit our growth.

We hold Limited Lines Self Storage Insurance Agent licenses from a number of individual state Departments of Insurance and are subject to state governmental regulation and supervision. This state governmental supervision could reduce our profitability or limit our growth by increasing the costs of regulatory compliance, limiting or restricting the products or services we provide or the methods by which we provide products and services, or subjecting our businesses to the possibility of regulatory actions or proceedings. Our continued ability to maintain these Limited Lines Self Storage Insurance Agent licenses in the jurisdictions in which we are licensed depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions. Furthermore, state insurance departments conduct periodic examinations, audits and investigations of the affairs of insurance agents.

In all jurisdictions, the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, such authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Accordingly, we may be precluded or temporarily suspended from carrying on some or all of our activities or otherwise fined or penalized in a given jurisdiction. No assurances can be given that our businesses can continue to be conducted in any given jurisdiction as it has been conducted in the past. For the year ended December 31, 2010, revenues from our tenant reinsurance business represented approximately 4% of our revenues.

Terrorist attacks and the possibility of wider armed conflict may have an adverse impact on our business and operating results and could decrease the value of our assets.

Terrorist attacks and other acts of violence or war could have a material adverse impact on our business and operating results. There can be no assurance that there will not be further terrorist attacks against the U.S., the European Community, or their businesses or interests. Attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and thereby impair our operating results. Further, we may not have insurance coverage for losses caused by a terrorist attack. Such insurance may not be available, or if it is available and we decide to obtain such terrorist coverage, the cost for the insurance may be significant in relationship to the risk overall. In addition, the adverse effects that such violent acts and threats of future attacks could have on the U.S. economy could similarly have a material adverse effect on our business and results of operations. Finally, further terrorist acts could cause the U.S. to enter into a wider armed conflict, which could further impact our business and operating results.

Developments in California may have an adverse impact on our business and financial results.

We are headquartered in, and approximately one-fifth of our properties in the U.S. are located in, California, which like many other state and local jurisdictions is facing severe budgetary problems and deficits. Action that may be taken in response to these problems, such as increases in property taxes, changes to sales taxes, adoption of a proposed "Business Net Receipts Tax" or other governmental efforts to raise revenues could adversely impact our business and results of operations.

ITEM 1B. Unresolved Staff Comments

Not applicable.

ITEM 2. Properties

At December 31, 2010, we had direct and indirect ownership interests in 2,048 self-storage facilities located in 38 states within the U.S. and 189 storage facilities located in seven Western European nations:

	At December 31, 2010	
	Number of Storage Facilities (a)	Net Rentable Square Feet (in thousands)
United States:		
California:		
Southern	233	16,136
Northern	172	10,024
Texas	235	15,424
Florida	193	12,690
Illinois	126	7,955
Washington	91	6,028
Georgia	93	6,039
North Carolina	69	4,775
Virginia	78	4,453
New York	62	4,015
Colorado	59	3,713
New Jersey	55	3,491
Maryland	56	3,337
Minnesota	44	2,990
Michigan	43	2,755
Arizona	37	2,259
South Carolina	40	2,155
Missouri	37	2,136
Oregon	39	2,006
Tennessee	27	1,528
Indiana	31	1,926
Pennsylvania	28	1,867
Ohio	31	1,922
Nevada	24	1,561
Kansas	22	1,310
Massachusetts	19	1,179
Wisconsin	15	968
Other states (12 states)	89	4,980
Total – U.S.	2,048	129,622
Europe (b):		
France	56	2,951
Netherlands	40	2,180
Sweden	30	1,614
Belgium	21	1,252
United Kingdom	21	1,030
Germany	11	553
Denmark	10	559
Total - Europe	189	10,139
Grand Total	2,237	139,761

(a) See Schedule III: Real Estate and Accumulated Depreciation in the Company's 2010 financials, for a complete list of properties consolidated by the Company.

(b) The facilities located in Europe include one facility in the United Kingdom that we wholly own, as well as the facilities in which Shurgard Europe has an ownership interest.

Our facilities are generally operated to maximize cash flow through the regular review and adjustment of rents charged to our tenants. For the year ended December 31, 2010, the weighted average occupancy level and the average realized rent per occupied square foot for our self-storage facilities were approximately 89.5% and $12.65, respectively, in the U.S. and 80% and $25.61, respectively, in Europe.

At December 31, 2010, 97 of our U.S. facilities were encumbered by an aggregate of $278 million in secured notes payable. These facilities had a net book value of $595 million at December 31, 2010.

We have no specific policy as to the maximum size of any one particular self-storage facility. However, none of our facilities involves, or is expected to involve, 1% or more of our total assets, gross revenues or net income.

Description of Self-Storage Facilities: Self-storage facilities, which comprise the majority of our investments, are designed to offer accessible storage space for personal and business use at a relatively low cost. A user rents a fully enclosed space, securing the space with their own lock, which is for the user's exclusive use and to which only the user has access on an unrestricted basis during business hours. On-site operation is the responsibility of property managers who are supervised by district managers. Some self-storage facilities also include rentable uncovered parking areas for vehicle storage. Storage facility spaces are rented on a month-to-month basis. Rental rates vary according to the location of the property, the size of the storage space, and other characteristics that affect the relative attractiveness of each particular space, such as whether the space has drive-up access or its proximity to elevators. All of our self-storage facilities in the U.S. are operated under the "Public Storage" brand name, while our facilities in Europe are operated under the “Shurgard” brand name.

Users of space in self-storage facilities include individuals from virtually all demographic groups, as well as businesses. Individuals usually obtain this space for storage of furniture, household appliances, personal belongings, motor vehicles, boats, campers, motorcycles and other household goods. Businesses normally employ this space for storage of excess inventory, business records, seasonal goods, equipment and fixtures.

Our self-storage facilities generally consist of three to seven buildings containing an aggregate of between 350 to 750 storage spaces, most of which have between 25 and 400 square feet and an interior height of approximately eight to 12 feet.

We experience minor seasonal fluctuations in the occupancy levels of self-storage facilities with occupancies generally higher in the summer months than in the winter months. We believe that these fluctuations result in part from increased moving activity during the summer months.

Our self-storage facilities are geographically diversified and are located primarily in or near major metropolitan markets in 38 states in the U.S. and seven Western European nations. Generally our self-storage facilities are located in heavily populated areas and close to concentrations of apartment complexes, single family residences and commercial developments. However, there may be circumstances in which it may be appropriate to own a property in a less populated area, for example, in an area that is highly visible from a major thoroughfare and close to, although not in, a heavily populated area. Moreover, in certain population centers, land costs and zoning restrictions may create a demand for space in nearby, less populated, areas.

Competition from other self-storage facilities as well as other forms of storage in the market areas in which most of our properties are located in the U.S., and certain of our properties in Western Europe, is significant and has affected the occupancy levels, rental rates, and operating expenses of many of our properties.

Since our investments are primarily self-storage facilities, our ability to preserve our investments and achieve our objectives is dependent in large part upon success in this field. We believe that self-storage facilities, upon stabilization, have attractive characteristics consisting of high profit margins, a broad tenant base and low levels of capital expenditures to maintain their condition and appearance. Historically, upon stabilization after an initial fill-up period, the U.S. self-storage facilities we have an interest in have generally shown a high degree of consistency in generating cash flows.

Commercial Properties: In addition to our interests in 2,237 self-storage facilities, we have an interest in PSB, which, as of December 31, 2010, owns and operates approximately 21.8 million net rentable square feet of commercial space in eight states. At December 31, 2010, the $324 million book value of our investment in PSB represents approximately 3% of our total assets. The $730 million market value of our investment in PSB at December 31, 2010 represents approximately 8% of the book value of our total assets. We also directly own 1.6 million net rentable square feet of commercial space, primarily located at our existing self-storage locations, comprised primarily of individual retail locations. This space is managed for us by PSB.

The commercial properties owned by PSB consist primarily of flex, multi-tenant office and industrial space. Flex space is defined as buildings that are configured with a combination of office and warehouse space and can be designed to fit a wide variety of uses (including office, assembly, showroom, laboratory, light manufacturing and warehouse space).

Environmental Matters: Our policy is to accrue environmental assessments and estimated remediation cost when it is probable that such efforts will be required and the related costs can be reasonably estimated. Our current practice is to conduct environmental investigations in connection with property acquisitions. Although there can be no assurance, we are not aware of any environmental contamination of any of our facilities, which individually or in the aggregate would be material to our overall business, financial condition, or results of operations.

ITEM 3. Legal Proceedings

We are a party to various claims, complaints, and other legal actions that have arisen in the normal course of business from time to time. We believe that it is unlikely that the outcome of these pending legal proceedings including employment and tenant claims, in the aggregate, will have a material adverse impact upon the results of our operations or financial position.

ITEM 4. (Removed and reserved)

PART II

ITEM 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

a. Market Information of the Registrant's Common Equity:

Our Common Shares (NYSE: PSA), including those of Public Storage, Inc. prior to our reorganization in June 2007, have been listed on the New York Stock Exchange since October 19, 1984. Our Depositary Shares each representing 1/1,000 of an Equity Share, Series A (NYSE:PSAA) (see section c. below), including those of Public Storage, Inc. prior to our reorganization in June 2007 were listed on the New York Stock Exchange beginning February 14, 2000 until their redemption by us in April 2010.

The following table sets forth the high and low sales prices of our Common Shares on the New York Stock Exchange composite tapes for the applicable periods.

		Range	
Year	Quarter	High	Low
2009	1st	$79.88	$45.35
	2nd	68.97	53.32
	3rd	79.47	61.35
	4th	85.10	70.76
2010	1st	94.20	74.74
	2nd	100.58	85.04
	3rd	104.35	85.04
	4th	106.12	94.60

As of February 15, 2011, there were approximately 17,560 holders of record of our Common Shares.

b. Dividends

We have paid quarterly distributions to our shareholders since 1981, our first full year of operations. During 2010 we paid distributions to our common shareholders of $0.65 per common share for the quarter ended March 31 and $0.80 per common share for each of the quarters ended June 30 and September 30, and ended December 31. Total distributions on common shares for 2010 amounted to $515.3 million or $3.05 per share. During 2009, we paid distributions to our common shareholders of $0.55 per common share for each of the quarters ended March 31, June 30, September 30 and December 31. Total distributions on common shares for 2009 amounted to $370.4 million or $2.20 per share. During 2008, we paid distributions to our common shareholders of $0.55 per common share for each of the quarters ended March 31, June 30 and September 30, and a distribution of $1.15 per common share (including a $0.60 per share special dividend) for the quarter ended December 31. Total distributions on common shares for 2008 amounted to $470.8 million or $2.80 per share. Included in these amounts are $101.0 million or $0.60 per common share with respect to a special cash dividend paid in December 2008.

Holders of common shares are entitled to receive distributions when and if declared by our Board of Trustees out of any funds legally available for that purpose. In order to maintain our REIT status for federal income tax purposes, we are generally required to pay dividends at least equal to 90% of our real estate investment trust taxable income for the taxable year (for this purpose, certain dividends paid in the subsequent year may be taken into account). We intend to continue to pay distributions sufficient to permit us to maintain our REIT status.

For Federal income tax purposes, distributions to shareholders are treated as ordinary income, capital gains, return of capital or a combination thereof. For 2010, the dividends paid on common shares

($3.05 per share), on all the various classes of preferred shares, and on our Equity Shares, Series A were classified as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	100.0000%	100.0000%	100.0000%	100.0000%
Long-term Capital Gain......	0.0000%	0.0000%	0.0000%	0.0000%
Total	100.0000%	100.0000%	100.0000%	100.0000%

For 2009, the dividends paid on common shares ($2.20 per share), on all the various classes of preferred shares, and on our Equity Shares, Series A were classified as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	100.0000%	100.0000%	98.5716%	100.0000%
Long-term Capital Gain......	0.0000%	0.0000%	1.4284%	0.0000%
Total	100.0000%	100.0000%	100.0000%	100.0000%

c. Equity Shares

The Company is authorized to issue 100,000,000 equity shares. Our declaration of trust provides that the equity shares may be issued from time to time in one or more series and gives the Board of Trustees broad authority to fix the dividend and distribution rights, conversion and voting rights, redemption provisions and liquidation rights of each series of equity shares.

At December 31, 2009, we had 4,289,544 Equity Shares, Series A outstanding. On March 12, 2010, we called for redemption all of our outstanding shares of Equity Shares, Series A. The redemption occurred on April 15, 2010 at $24.50 per share for aggregate redemption amount of $205.4 million.

During each of the three months ended March 31, 2010, 2009 and 2008, June 30, 2009 and 2008, September 30, 2009 and 2008 and December 31, 2009 and 2008, we allocated income and paid quarterly distributions to the holders of the Equity Shares, Series A totaling $5.1 million ($0.6125 per share) based on 8,377,193 weighted average depositary shares outstanding. Net income allocated to the Equity Shares, Series A for the year ended December 31, 2010 also includes $25.7 million ($3.07 per share), representing the excess of cash paid to redeem the securities over the original issuance proceeds. As a result of the redemption on April 15, 2010, no further distributions will be paid for the period subsequent to March 31, 2010.

In November 1999, we sold $100,000,000 (4,289,544 shares) of Equity Shares, Series AAA ("Equity Shares AAA") to a newly formed joint venture. At December 31, 2009, we had 4,289,544 Equity Shares AAA outstanding with a carrying value of $100,000,000. On August 31, 2010, we retired all outstanding shares of Equity Shares, Series AAA ("Equity Shares AAA") outstanding. The Equity Shares AAA ranked on parity with our common shares and junior to our Senior Preferred Shares with respect to general preference rights, and had a liquidation amount equal to 120% of the amount distributed to each common share. During the years ended December 31, 2010, 2009 and 2008, we paid quarterly distributions to the holder of the Equity Shares, Series AAA of $0.5391 per share for each of the quarters ended March 31 and June 30. During the years ended December 31, 2009 and 2008, we also paid distributions of $0.5391 per share for each of the quarters ended September 30 and December 31. As a result of the retirement on August 31, 2010, no further distributions will be paid for the period subsequent to June 30, 2010. For all periods presented, the Equity Shares, Series AAA and related dividends are eliminated in consolidation as the shares were held by one of our wholly-owned subsidiaries.

d. Common Share Repurchases

Our Board of Trustees has authorized the repurchase from time to time of up to 35,000,000 of our common shares on the open market or in privately negotiated transactions. During 2008, we repurchased

1,520,196 common shares for approximately $111.9 million. During 2009 and 2010, we did not repurchase any of our common shares. From the inception of the repurchase program through February 28, 2011, we have repurchased a total of 23,721,916 common shares at an aggregate cost of approximately $679.1 million. Our common share repurchase program does not have an expiration date and there are 11,278,084 common shares that may yet be repurchased under our repurchase program as of December 31, 2010. During the year ended December 31, 2010, we did not repurchase any of our common shares outside our publicly announced repurchase program. Future levels of common share repurchases will be dependent upon our available capital, investment alternatives, and the trading price of our common shares.

e. Preferred and Equity Share Repurchases

During April, 2010, we redeemed all 8,377,193 of our outstanding Equity Shares, Series A for an aggregate of $205.4 million in cash (including redemption fees).

During June, 2010, we redeemed all 6,200,000 of our remaining 7.500% Cumulative Preferred Shares Series V with a liquidation amount of $155.0 million for an aggregate of $156.5 million in cash (inclusive of accrued dividends).

During August, 2010, we repurchased 400,000 of our 6.850% Cumulative Preferred Shares Series Y with a carrying value of $10.0 million for an aggregate of $9.2 million in cash (inclusive of accrued dividends).

During October, 2010, we repurchased all 4,000,000 of our 7.250% Series J Preferred Partnership Units with a carrying value of $100.0 million for an aggregate of $100.9 million in cash (inclusive of accrued dividends).

During November, 2010, we redeemed all 4,350,000 of our 7.125% Cumulative Preferred Shares Series B with a liquidation amount of $108.8 million for an aggregate of $109.5 million in cash (inclusive of accrued dividends).

The following table presents monthly information related to our repurchases of all of our outstanding Equity Shares, Series A, certain of our Cumulative Preferred Shares and all of our Series J Preferred Partnership Units during the year ended December 31, 2010:

Period Covered	Total Number of Shares/Units Repurchased	Average Price Paid per Share/Unit
January 1, 2010 – January 31, 2010	-	-
February 1, 2010 – February 28, 2010	-	-
March 1, 2010 – March 31, 2010	-	-
April 1, 2010 – April 30, 2010		
Equity Shares - Series A	8,377,193	$ 24.50
May 1, 2010 – May 31, 2010	-	-
June 1, 2010 – June 30, 2010		
Preferred Shares - Series V	6,200,000	$ 25.00
July 1, 2010 – July 31, 2010	-	-
August 1, 2010 – August 31, 2010		
Preferred Shares - Series Y	400,000	$ 23.00
September 1, 2010 – September 30, 2010	-	-
October 1, 2010 – October 31, 2010		
Preferred Partnership Units - Series J	4,000,000	$ 25.10
November 1, 2010 – November 30, 2010		
Preferred Shares - Series B	4,350,000	$ 25.00
December 1, 2010 – December 31, 2010	-	-
Total	23,327,193	$ 24.80

ITEM 6. Selected Financial Data

	For the year ended December 31,				
	2010	2009	2008 (1)	2007 (1)	2006
	(Amounts in thousands, except per share data)				
Revenues:					
Rental income and ancillary operations	$1,617,705	$1,594,892	$1,684,333	$1,772,788	$1,314,969
Interest and other income	29,017	29,813	36,155	11,417	31,799
	1,646,722	1,624,705	1,720,488	1,784,205	1,346,768
Expenses:					
Cost of operations	529,991	521,706	554,280	629,873	470,503
Depreciation and amortization	354,006	339,766	408,983	619,102	434,978
General and administrative	38,487	35,735	62,809	59,749	84,661
Interest expense	30,225	29,916	43,944	63,671	33,062
	952,709	927,123	1,070,016	1,372,395	1,023,204
Income from continuing operations before equity in earnings of real estate entities, foreign currency exchange gain (loss), gain (loss) on disposition of real estate investments, gain on early retirement of debt and asset impairment charges - net	694,013	697,582	650,472	411,810	323,564
Equity in earnings of real estate entities	38,352	53,244	20,391	12,738	11,895
Foreign currency exchange gain (loss)	(42,264)	9,662	(25,362)	58,444	4,262
Gain (loss) on disposition of real estate investments, early retirement of debt, asset impairment charges and casualty gain	(1,505)	37,540	336,020	5,212	2,177
Income from continuing operations	688,596	798,028	981,521	488,204	341,898
Discontinued operations and cumulative effect of change in accounting principle	7,518	(7,572)	(7,649)	(1,126)	4,011
Net income	696,114	790,456	973,872	487,078	345,909
Net income allocated (to) from noncontrolling equity interests	(24,076)	44,165	(38,696)	(29,543)	(31,883)
Net income allocable to Public Storage shareholders	$672,038	$834,621	$935,176	$457,535	$314,026
Per Common Share:					
Distributions	$3.05	$2.20	$2.80	$2.00	$2.00
Net income – Basic	$2.36	$3.48	$4.19	$1.18	$0.33
Net income – Diluted	$2.35	$3.47	$4.18	$1.17	$0.33
Weighted average common shares – Basic	168,877	168,358	168,250	169,342	142,760
Weighted average common shares – Diluted	169,772	168,768	168,675	169,850	143,344
Balance Sheet Data:					
Total assets	$9,495,333	$9,805,645	$9,936,045	$10,643,102	$11,198,473
Total debt	$568,417	$518,889	$643,811	$1,069,928	$1,848,542
Public Storage shareholders' equity	$8,676,598	$8,928,407	$8,708,995	$8,763,129	$8,208,045
Permanent noncontrolling interests' equity	$32,336	$132,974	$358,109	$500,127	$499,178
Other Data:					
Net cash provided by operating activities	$1,093,221	$1,112,857	$1,076,971	$1,047,652	$769,440
Net cash provided by (used in) investing activities	$(266,605)	$(91,409)	$340,018	$(261,876)	$(473,630)
Net cash used in financing activities	$(1,132,709)	$(938,401)	$(984,076)	$(1,081,504)	$(244,395)

(1) The significant increase in our revenues, cost of operations, depreciation and amortization, and interest expense in 2007 is due to our acquisition of Shurgard Storage Centers in August 2006, with the operations of the facilities acquired being included in our operations for a full year in 2007 as compared to the period following the acquisition in 2006. The decreases in our revenues, cost of operations, and depreciation and amortization in 2008 is due primarily to our disposition of an interest in Shurgard Europe on March 31, 2008. See Note 3 to our December 31, 2010 consolidated financial statements for further information.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto.

Critical Accounting Policies

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with United States ("U.S.") generally accepted accounting principles ("GAAP"). The preparation of our financial statements and related disclosures in conformity with GAAP and our discussion and analysis of our financial condition and results of operations requires management to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. The notes to our December 31, 2010 consolidated financial statements, primarily Note 2, summarize the significant accounting policies and methods used in the preparation of our consolidated financial statements and related disclosures.

Management believes the following are critical accounting policies, the application of which has a material impact on our financial presentation. That is, they are both important to the portrayal of our financial condition and results, and they require management to make judgments and estimates about matters that are inherently uncertain.

Qualification as a REIT – Income Tax Expense: We believe that we have been organized and operated, and we intend to continue to operate, as a qualifying REIT under the Internal Revenue Code and applicable state laws. A REIT generally does not pay corporate level federal income taxes on its REIT taxable income that is distributed to its shareholders, and accordingly, we do not pay federal income tax on the share of our REIT taxable income that is distributed to our shareholders.

We therefore do not estimate or accrue any federal income tax expense for income earned and distributed related to REIT operations. This estimate could be incorrect, because due to the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, we cannot be assured that we actually have satisfied or will satisfy the requirements for taxation as a REIT for any particular taxable year. For any taxable year that we fail or have failed to qualify as a REIT and for which applicable relief provisions did not apply, we would be taxed at the regular corporate rates on all of our taxable income, whether or not we made or make any distributions to our shareholders. Any resulting requirement to pay corporate income tax, including any applicable penalties or interest, would have a material adverse impact on our financial condition and results of operations. Unless entitled to relief under specific statutory provisions, we also would not be eligible to elect REIT status for any taxable year prior to the fifth taxable year which begins after the first taxable year for which REIT status was terminated. There can be no assurance that we would be entitled to any statutory relief.

Impairment of Long-Lived Assets: Substantially all of our assets, consisting primarily of real estate, are long-lived assets. The evaluation of our long-lived assets for impairment includes determining whether indicators of impairment exist, which is a subjective process. When any indicators of impairment are found, the evaluation of such long-lived assets then entails projections of future operating cash flows, which also involves significant judgment. Future events, or facts and circumstances that currently exist, that we have not yet identified, could cause us to conclude in the future that our long-lived assets are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

Estimated Useful Lives of Long-Lived Assets: Substantially all of our assets consist of depreciable or amortizable long-lived assets. We record depreciation and amortization expense with respect to these assets based upon their estimated useful lives. Any change in the estimated useful lives of those assets, caused by functional or economic obsolescence or other factors, could have a material adverse impact on our financial condition or results of operations.

Accruals for Contingencies: We are exposed to business and legal liability risks with respect to events that have occurred, but in accordance with GAAP, we have not accrued for certain potential liabilities because the loss is either not probable or not estimable or because we are not aware of the event. Future events and the results of pending litigation could result in such potential losses becoming probable and estimable, which could have a material adverse impact on our financial condition or results of operations. Significant unaccrued losses that we have determined are at least reasonably possible are described in Note 13 to our December 31, 2010 consolidated financial statements.

Accruals for Operating Expenses: Certain of our expenses are estimated based upon assumptions regarding past and future trends, such as losses for workers compensation and employee health plans, and estimated claims for our tenant reinsurance program. Our property tax expense represents one of our largest operating expenses totaling approximately $153 million in the year ended December 31, 2010, has significant estimated components. Most notably, in certain jurisdictions we do not receive tax bills for the current fiscal year until after our earnings are finalized, and as a result, we must estimate tax expense based upon anticipated implementation of regulations and trends. If these estimates and assumptions were incorrect, our expenses could be misstated.

Valuation of real estate and intangible assets acquired: In reporting the acquisition of operating self-storage facilities in our financial statements, we must estimate the fair value of the land, buildings, and intangible assets acquired in these transactions. These estimates are based upon many assumptions, subject to a significant degree of judgment, including estimating discount rates, replacement costs of land and buildings, and estimating future cash flows from the tenant base in place at the time of the acquisition. We believe that the assumptions we used were reasonable, however, others could come to materially different conclusions as to the estimated values, which would result in different depreciation and amortization expense, gains and losses on sale of real estate assets, as well as the amounts included on our consolidated balance sheets for real estate and intangible assets.

Overview of Management's Discussion and Analysis of Operations

Our principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, generally on a month-to-month basis, for personal and business use. We are the largest owner of self-storage facilities in the U.S., which represents our Domestic Self-Storage segment. A large portion of management time is focused on maximizing revenues and effectively managing expenses at our self-storage facilities, as the Domestic Self-Storage segment contributes 92% of our revenues for the year ended December 31, 2010, and is the primary driver of growth in our net income and cash flow from operations.

The remainder of our operations are comprised of our Europe Self-Storage segment, our Commercial segment, and the operations not allocated to any segment, each of which is described in Note 11 to our December 31, 2010 consolidated financial statements.

The self-storage industry is subject to general economic conditions, particularly those that affect the disposable income and spending of consumers, as well as those that affect moving trends. Due to the recessionary pressures in the U.S., demand for self-storage space has been negatively impacted since the fourth quarter of 2008. As a result, rental income in our same store self-storage facilities declined on a year-over-year basis in each quarter of 2009, with a peak decline of 5.1% in the quarter ended September 30, 2009. Rental income trends improved each quarter since the quarter ended September 30, 2009, with reduced levels of year-over-year rental income declines, and in the most recent quarter ended December 31, 2010 rental income increased 2.0%. While trends have been improving, there can be no assurance that this will continue.

Another important component of our long-term growth is our access to capital and deployment of that capital. Acquisitions of self-storage facilities were minimal during 2008 and 2009. During the year ended December 31, 2010, we acquired 42 self-storage facilities for $239.6 million. During January 2011, we acquired five additional facilities for $19.5 million. In February 2011, we acquired the leasehold interest in the land for one of our self-storage facilities for approximately $6.6 million. We believe that there may be opportunities to acquire additional facilities in 2011, because we have seen more facilities come to market and an increase in transaction volume. However, there can be no assurance that the facilities that come to market will be those that we might be interested in acquiring at the prices asked.

Other investments we have made in the past, and may make in the future include i) the development and redevelopment of self-storage facilities in the U.S., ii) further investment in Shurgard Europe to allow it to develop or acquire facilities, iii) further investment in PS Business Parks, and iv) the early retirement of debt or redemption of preferred securities. There can be no assurance that these other investment alternatives will be attractive in the long-term, or will be even be available as investment alternatives.

At December 31, 2010, we had approximately $456.2 million of cash and $102.3 million of short-term investments in high-grade corporate securities. We also have access to our $300 million line of credit which does not expire until March 27, 2012. Our capital commitments during the year ended December 31, 2011 of approximately $159.9 million include (i) $133.8 million in principal payments on debt and (ii) $26.1 million for the aforementioned acquisition of facilities and land described above. We have no further significant commitments until 2013, when $265.6 million of existing debt comes due. On February 9, 2011, we loaned PSB $121.0 million which PSB used to re-pay borrowings against their credit facility and repurchase preferred stock. The loan has a six-month term, no prepayment penalties, and bears interest at a rate of three-month LIBOR plus 0.85%.

Our ability to raise additional capital by issuing our common or preferred securities is dependent upon capital market conditions. Capital markets have improved from the severe stress in late 2008 and early 2009. In October 2010 we issued in aggregate $125 million (face amount) of Series P Cumulative Preferred Shares at a rate of 6.500%. In April and May 2010, we issued in aggregate $145 million (face amount) of Series O Cumulative Preferred Shares at a rate of 6.875%. There can be no assurance that market conditions will continue to permit preferred security issuances at amounts and at rates that we will find reasonable. We do not believe, however, that we are dependent on raising capital to fund our operations or meet our obligations.

Results of Operations

Operating results for 2010 as compared to 2009: For the year ended December 31, 2010, net income allocable to our common shareholders was $399.2 million or $2.35 per diluted common share, compared to $586.0 million or $3.47 per diluted common share for the same period in 2009, representing a decrease of $186.8 million or $1.12 per diluted common share. This decrease is primarily due to (i) a foreign currency exchange loss of $42.3 million during the year ended December 31, 2010 compared to a $9.7 million gain during the same period in 2009, (ii) an aggregate $35.8 million increase in income allocated to the shareholders of redeemed securities, (including our equity share of PS Business Park's ("PSB") redemptions) in applying EITF D-42 to the redemption of securities in the year ended December 31, 2010, as compared to a $94.5 million decrease in income allocated to shareholders of redeemed securities (including our equity share of PSB's redemptions), in applying EITF D-42 to the redemption of securities in the same period in 2009 and (iii) a gain on disposition of real estate assets of $30.3 million related to an equity offering by PSB recorded in the year ended December 31, 2009.

Operating results for 2009 as compared to 2008: Net income for the year ended December 31, 2009 was $790.5 million compared to $973.9 million for the same period in 2008, representing a decrease of $183.4 million. This decrease is primarily due to (i) a gain of $344.7 million in the year ended December 31, 2008 related to our disposition of an interest in Shurgard Europe, (ii) a $36.4 million reduction in net operating income with respect to our Same Store Facilities described below, and (iii) an impairment charge included in discontinued operations with respect to intangible assets totaling $8.2 million in the year ended December 31, 2009, partially offset by (iv) a $49.9 million reduction in depreciation and amortization related to our domestic assets, primarily representing reduced intangible amortization, (v) a foreign exchange gain of $9.7 million during the year ended December 31, 2009, as compared to a loss of $25.4 million during the same period in 2008, (vi) a gain on disposition of $30.3 million recorded in the year ended December 31, 2009 related to an equity offering by PSB, and (vii) a reduction in general and administrative expenses due to $27.9 million in incentive compensation incurred in the year ended December 31, 2008 related to our disposition of an interest in Shurgard Europe.

Real Estate Operations

Self-Storage Operations: Our self-storage operations are by far the largest component of our operating activities, representing more than 90% of our revenues for the years ended December 31, 2010, 2009 and 2008, respectively.

To enhance year-over-year comparisons, the table that follows summarizes, and the ensuing discussion describes, the operating results of three groups of facilities that management analyzes: (i) the Same Store facilities, representing the facilities in the Domestic Self-Storage Segment that we have owned and have been operating on a stabilized basis since January 1, 2008, (ii) all other facilities in the Domestic Self-Storage Segment, which are primarily those consolidated facilities that we have not owned and operated at a stabilized basis since January 1, 2008 such as newly acquired, newly developed, or recently expanded facilities, and (iii), the Shurgard Europe facilities, which we deconsolidated effective March 31, 2008 in connection with the sale of a 51% interest in Shurgard Europe to an institutional investor (the "Europe Transaction").

Self-Storage Operations Summary	Year Ended December 31,			Year Ended December 31,		
	2010	2009	Percentage Change	2009	2008	Percentage Change
	(Dollar amounts in thousands)					
Revenues:						
Same Store Facilities	$ 1,427,716	$ 1,423,338	0.3%	$ 1,423,338	$ 1,468,485	(3.1)%
Other Facilities	85,608	63,957	33.9%	63,957	52,705	21.3%
Shurgard Europe Facilities (a)	-	-	-	-	54,722	(100.0)%
Total rental income	1,513,324	1,487,295	1.8%	1,487,295	1,575,912	(5.6)%
Cost of operations:						
Same Store Facilities	467,430	464,041	0.7%	464,041	472,803	(1.9)%
Other Facilities	28,872	21,654	33.3%	21,654	20,295	6.7%
Shurgard Europe Facilities (a)	-	-	-	-	24,654	(100.0)%
Total cost of operations	496,302	485,695	2.2%	485,695	517,752	(6.2)%
Net operating income (b):						
Same Store Facilities	960,286	959,297	0.1%	959,297	995,682	(3.7)%
Other Facilities	56,736	42,303	34.1%	42,303	32,410	30.5%
Shurgard Europe Facilities (a)	-	-	-	-	30,068	(100.0)%
Total net operating income	1,017,022	1,001,600	1.5%	1,001,600	1,058,160	(5.3)%
Total depreciation and amortization expense:						
Same Store Facilities	(303,175)	(304,008)	(0.3)%	(304,008)	(351,611)	(13.5)%
Other Facilities	(48,211)	(32,800)	47.0%	(32,800)	(32,601)	0.6%
Shurgard Europe Facilities (a)	-	-	-	-	(21,871)	(100.0)%
Total depreciation and amortization expense	(351,386)	(336,808)	4.3%	(336,808)	(406,083)	(17.1)%
Total net income	$ 665,636	$ 664,792	0.1%	$ 664,792	$ 652,077	1.9%
Number of facilities at period end:						
Same Store Facilities	1,925	1,925	-	1,925	1,925	-
Other Facilities	105	63	66.7%	63	62	1.6%
Net rentable square footage at period end (in thousands):						
Same Store Facilities	120,328	120,328	-	120,328	120,328	-
Other Facilities	8,247	5,369	53.6%	5,369	5,229	2.7%

(a) Represents the results with respect to Shurgard Europe's facilities for the periods consolidated in our financial statements. As described in Note 3 to our December 31, 2010 consolidated financial statements, effective March 31, 2008, we deconsolidated Shurgard Europe. See also "Equity in Earnings of Real Estate Entities – Investment in Shurgard Europe" for further analysis of the historical same store property operations of Shurgard

Europe.

(b) See "Net Operating Income or NOI" below.

Net income with respect to our self-storage operations increased by $0.8 million during the year ended December 31, 2010, when compared to the same period in 2009. This was due to a $21.7 million increase in revenues with respect to the Other Facilities due primarily to the acquisition of 42 facilities during 2010, partially offset by increased amortization of tenant intangible assets at these 42 facilities. Net income with respect to our self-storage operations increased by $12.7 million during the year ended December 31, 2009, when compared to the same period in 2008. This was due to a) declining amortization of tenant intangible assets acquired in the merger with Shurgard in 2006, b) a 1.9% reduction in cost of operations for the Same Store facilities, and c) a $11.3 million increase in revenues with respect to the Other Facilities, offset by d) a 3.1% decrease in revenues for our Same Store facilities and e) the deconsolidation of the facilities owned by Shurgard Europe effective April 1, 2008.

Net Operating Income

We refer herein to net operating income ("NOI") of our self-storage facilities, which is a non-GAAP financial measure that excludes the impact of depreciation and amortization expense. Although depreciation and amortization are a component of GAAP net income, we believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, property performance, and comparing period-to-period and market-to-market property operating results. In addition, we believe the investment community utilizes NOI in determining operating performance and real estate values, and does not consider depreciation expense as it is based upon historical cost. NOI is not a substitute for net operating income after depreciation and amortization or net income in evaluating our operating results. The following reconciles NOI generated by our self-storage segment to our consolidated net income in our December 31, 2010 consolidated financial statements.

	Year Ended December 31,		
	2010	2009	2008
	(Amounts in thousands)		
Net operating income:			
Same Store Facilities	$ 960,286	$ 959,297	$ 995,682
Other Facilities	56,736	42,303	32,410
Shurgard Europe Facilities	-	-	30,068
Total net operating income from self-storage	1,017,022	1,001,600	1,058,160
Depreciation and amortization expense:			
Same Store Facilities	(303,175)	(304,008)	(351,611)
Other Facilities	(48,211)	(32,800)	(32,601)
Shurgard Europe Facilities	-	-	(21,871)
Total depreciation and amortization expense from self-storage	(351,386)	(336,808)	(406,083)
Net income (loss):			
Same Store Facilities	657,111	655,289	644,071
Other Facilities	8,525	9,503	(191)
Shurgard Europe Facilities	-	-	8,197
Total net income from self-storage	665,636	664,792	652,077
Ancillary operating revenue	104,381	107,597	108,421
Interest and other income	29,017	29,813	36,155
Ancillary cost of operations	(33,689)	(36,011)	(36,528)
Depreciation and amortization, commercial	(2,620)	(2,958)	(2,900)
General and administrative expense	(38,487)	(35,735)	(62,809)
Interest expense	(30,225)	(29,916)	(43,944)
Equity in earnings of real estate entities	38,352	53,244	20,391
Foreign currency exchange (loss) gain	(42,264)	9,662	(25,362)
Gains on disposition of real estate investments	396	33,426	336,545
Gain on early debt retirement	431	4,114	-
Asset impairment charges	(2,332)	-	(525)
Discontinued operations	7,518	(7,572)	(7,649)
Net income of the Company	$ 696,114	$ 790,456	$ 973,872

Same Store Facilities

The "Same Store Facilities" represents those 1,925 facilities that are stabilized and owned since January 1, 2008 and therefore provide meaningful comparisons for 2008, 2009, and 2010. The following table summarizes the historical operating results of these 1,925 facilities (120.3 million net rentable square feet) that represent approximately 94% of the aggregate net rentable square feet of our U.S. consolidated self-storage portfolio at December 31, 2010.

SAME STORE FACILITIES	Year Ended December 31,			Year Ended December 31,		
	2010	2009	Percentage Change	2009	2008	Percentage Change
	(Dollar amounts in thousands, except weighted average amounts)					
Revenues:						
Rental income	$1,357,579	$1,357,045	0.0%	$1,357,045	$ 1,406,812	(3.5)%
Late charges and administrative fees	70,137	66,293	5.8%	66,293	61,673	7.5%
Total revenues (a)	1,427,716	1,423,338	0.3%	1,423,338	1,468,485	(3.1)%
Cost of operations:						
Property taxes	141,619	143,261	(1.1)%	143,261	139,483	2.7%
Direct property payroll	98,455	96,406	2.1%	96,406	96,365	0.0%
Media advertising	14,702	20,178	(27.1)%	20,178	20,387	(1.0)%
Other advertising and promotion	21,899	20,465	7.0%	20,465	18,567	10.2%
Utilities	35,368	35,630	(0.7)%	35,630	37,514	(5.0)%
Repairs and maintenance	45,650	39,188	16.5%	39,188	43,647	(10.2)%
Telephone reservation center	11,234	11,313	(0.7)%	11,313	12,896	(12.3)%
Property insurance	9,656	9,987	(3.3)%	9,987	11,656	(14.3)%
Other cost of management	88,847	87,613	1.4%	87,613	92,288	(5.1)%
Total cost of operations (a)	467,430	464,041	0.7%	464,041	472,803	(1.9)%
Net operating income (b)	960,286	959,297	0.1%	959,297	995,682	(3.7)%
Depreciation and amortization expense	(303,175)	(304,008)	(0.3)%	(304,008)	(351,611)	(13.5)%
Net income	$ 657,111	$ 655,289	0.3%	$ 655,289	$ 644,071	1.7%
Gross margin (before depreciation and amortization expense)	67.3%	67.4%	(0.1)%	67.4%	67.8%	(0.6)%
Weighted average for the period:						
Square foot occupancy (c)	89.8%	88.7%	1.2%	88.7%	89.5%	(0.9)%
Realized annual rent per occupied square foot (d)(e)	$ 12.56	$ 12.71	(1.2)%	$ 12.71	$ 13.06	(2.7)%
REVPAF (e)(f)	$ 11.28	$ 11.28	0.0%	$ 11.28	$ 11.69	(3.5)%
Weighted average at December 31:						
Square foot occupancy	88.6%	87.1%	1.7%	87.1%	87.1%	0.0%
In place annual rent per occupied square foot (g)	$ 13.63	$ 13.47	1.2%	$ 13.47	$ 14.01	(3.9)%
Total net rentable square feet (in thousands)	120,328	120,328	-	120,328	120,328	-
Number of facilities	1,925	1,925	-	1,925	1,925	-

a) Revenues and cost of operations do not include ancillary revenues and expenses generated at the facilities with respect to tenant reinsurance, retail sales and truck rentals. "Other costs of management" included in cost of operations principally represents all the indirect costs incurred in the operations of the facilities. Indirect costs principally include supervisory costs and corporate overhead cost incurred to support the operating activities of the facilities.

b) See "Net Operating Income" above for a reconciliation of this non-GAAP measure to our net income in our consolidated statements of income for the years ended December 31, 2010, 2009 and 2008.

c) Square foot occupancies represent weighted average occupancy levels over the entire period.

d) Realized annual rent per occupied square foot is computed by annualizing the result of dividing rental income (which excludes late charges and administrative fees) by the weighted average occupied square feet for the period. Realized annual rent per occupied square foot takes into consideration promotional discounts and other items that reduce rental income from the contractual amounts due.

e) Late charges and administrative fees are excluded from the computation of realized annual rent per occupied square foot and REVPAF. Exclusion of these amounts provides a better measure of our ongoing level of revenue, by excluding the volatility of late charges, which are dependent principally upon the level of tenant delinquency, and administrative fees, which are charged upon move-in volumes and are therefore dependent principally upon the absolute level of move-ins for a period.

f) Realized annual rent per available foot or "REVPAF" is computed by dividing rental income (which excludes late charges and administrative fees) by the total available net rentable square feet for the period.

g) In place annual rent per occupied square foot represents annualized contractual rents per occupied square foot without reductions for promotional discounts and excludes late charges and administrative fees.

Revenues generated by our Same Store facilities increased by 0.3% for the year ended December 31, 2010, as compared to the same period in 2009. The increase was due primarily to increased late payment charges and administrative fees charged to new tenants. Rental income was flat on a year-over-year basis as average occupancy was 1.2% higher, offset by a 1.2% reduction in average realized annual rental rates per occupied square foot.

Revenues generated by our Same Store facilities decreased approximately 3.1% for the year ended December 31, 2009, as compared to the same period in 2008. This decrease was caused by a 3.5% reduction in rental income, partially offset by a 7.5% increase in late charges and administrative fees. Rental income decreased due to a combination of (i) a 2.7% reduction in average realized annual rental rates per occupied square foot and (ii) 0.9% reduction in average occupancy levels.

Our operating strategy is to maintain occupancy levels for our Same Store facilities at approximately 89% to 90% throughout the year. In order to achieve this strategy, we adjust rental rates and promotional discounts offered to new tenants as well as the frequency of television advertising, increasing or decreasing each, depending on traffic patterns of new tenants renting space offset by existing tenants vacating. We experience seasonal fluctuations in the occupancy levels with occupancies generally higher in the summer months than in the winter months. Consequently, rates charged to new tenants are typically higher in the summer months than in the winter months.

We believe overall demand for self-storage space in virtually all of the markets in which we operate has been negatively impacted since late 2008 due to recessionary pressures, including increased unemployment, reduced housing sales, and reduced moving activity, in the major markets in which we operate. Occupancy levels dropped abnormally in the fourth quarter of 2008. We immediately reduced rental rates and increased promotional discounts to stimulate move-in activity and regain occupancy. These actions continued throughout 2009 and helped stabilized our occupancy levels, however, monthly occupancy levels throughout 2009 remained below comparable periods in 2008. In 2010, occupancy levels began to improve. Throughout 2010, monthly occupancy levels exceeded those experienced in 2009 and beginning in April 2010, exceeded those experienced in 2008. Although our occupancy has been higher in 2010 compared to 2009, reduced rental rates and increased promotional discounts offset the effect of these improved occupancy levels on our revenue. As a result, our rental income has decreased on a year-over-year basis in each quarter in 2009 and in the first two quarters of 2010. Beginning in the second quarter of 2010, our occupancies exceeded the occupancy levels of 2008. These decreases peaked in the quarter ended September 30, 2009 at 5.1%, however the decreases have abated progressively each quarter since then, and rental income increased 2.0% in the quarter ended December 31, 2010.

The following chart sets forth our rental income, occupancy, and realized rent per square foot trends in our same-store facilities in 2009 and 2010:

	Same Store Year-over-Year Change		
Three Months Ended:	Rental income	Realized rent per occupied square foot	Square foot occupancy
March 31, 2009	(1.0)%	(0.2)%	(0.8)%
June 30, 2009	(3.9)%	(2.9)%	(1.0)%
September 30, 2009	(5.1)%	(4.1)%	(1.0)%
December 31, 2009	(4.1)%	(3.8)%	(0.3)%
For entire year: 2009	**(3.5)%**	**(2.7)%**	**(0.9)%**
March 31, 2010	(2.4)%	(3.0)%	0.6%
June 30, 2010	(0.5)%	(1.5)%	1.1%
September 30, 2010	1.0%	(0.5)%	1.6%
December 31, 2010	2.0%	0.3%	1.7%
For entire year: 2010	**0.0%**	**(1.2)%**	**1.2%**

Notwithstanding our increases in occupancy in 2010, we will continue to be competitive in our pricing and discounting in order to compete with other operators to attract new incoming tenants. We expect to be more aggressive in increasing rental rates to existing tenants in 2011 as compared to 2010. We expect the improved operating trends that have been experienced in the last year to continue in the quarter ending March 31, 2011.

From a geographic standpoint, we experienced the greatest year-over-year revenue declines in our Southeast markets, located in North and South Carolina, Georgia, and Florida, as well as the West Coast, which includes Washington, Oregon and California. See Analysis of Regional Trends table that follows.

Cost of operations (excluding depreciation and amortization) increased by 0.7% in 2010, as compared to 2009. This increase was due primarily to increases in repairs and maintenance and direct property payroll, offset by a reduction in media advertising and lower property tax expense. Cost of operations (excluding depreciation and amortization) decreased by 1.9% in 2009 as compared to 2008. This decrease was due to reduced utilities, repairs and maintenance, telephone reservation center, and property insurance which were offset in part by increases in property taxes and other advertising and promotion expenses.

Property tax expense decreased 1.1% in 2010 as compared to 2009 due to reduced assessments of property values combined with an increase in refunds associated with appeals for prior years' tax liabilities that were experienced in Texas, Illinois, New York, Virginia and Florida. Property tax expense increased 2.7% in 2009 as compared to 2008 primarily due to increases in tax rates combined with increases in assessments of property values. We expect property tax expense growth of approximately 3.0% in 2011.

Direct property payroll expense increased by 2.1% in 2010, as compared to 2009, and was flat in 2009 as compared to 2008. The increase in 2010 reflects higher incentive costs for our property personnel. For 2011, we expect moderate growth in direct property payroll.

Media advertising for the Same Store Facilities decreased by 27.1% in 2010, as compared to the same period in 2009, and decreased by 1.0% in 2009 as compared to 2008. The decrease in 2010 was due primarily to a reduction in television advertising costs as we decreased the number of markets in which we advertised. Media advertising primarily includes the cost of advertising on television and varies depending on a number of factors, including our occupancy levels and demand for storage space.

Other advertising and promotion is comprised principally of yellow page and Internet advertising, which increased 7.0% in 2010 as compared to 2009, and 10.2% during 2009 as compared to 2008. These increases are due primarily to higher Internet advertising expenditures offset partially by lower yellow page advertising. During 2010, we invested extensively to improve our positioning on major Internet search engines by bidding more aggressively on keywords related to our business. As a result, new tenants sourced through our website increased substantially. Although yellow page advertising continues to become less effective at sourcing new tenants due to the use of the Internet, we still source a significant percentage of new tenants via this channel. During 2010, we revised our compensation fee arrangements with yellow page providers to better reflect the reduced effectiveness of this media, resulting in reduced fees as compared to 2009.

Our future spending on yellow page, media, and Internet advertising expenditures will be driven in part by demand for our self-storage spaces, our current occupancy levels, and the relative efficacy of each type of advertising. Media advertising in particular can be volatile and increase or decrease significantly in the short-term.

Utility expenses decreased 0.7% in 2010 as compared to 2009, and 5.0% in 2009 as compared to 2008. The decreases are due primarily to reduced year-over-year energy prices. It is difficult to estimate future utility cost levels because utility costs are primarily dependent upon changes in demand driven by weather and temperature, as well as fuel prices, each of which are volatile and not predictable.

Repairs and maintenance expenditures increased 16.5% in 2010 as compared to 2009, and decreased 10.2% in 2009 as compared to 2008 Repairs and maintenance expenditures are dependent upon several factors, such as weather, the timing of periodic needs throughout our portfolio, inflation, and random events and accordingly are difficult to project from year to year. Due to severe weather, snow removal expenses were $2.0 million higher in 2010 as compared to 2009. We expect overall repairs and maintenance expenditures to grow moderately in 2011.

Telephone reservation center costs decreased 0.7% in 2010 as compared to 2009, and decreased 12.3% in 2009 as compared to 2008. The reductions were primarily due to lower call volumes, resulting in less staffing hours, as well as a shift from our California to our Arizona call center, resulting in lower average compensation rates. We expect telephone reservation center cost to grow moderately in 2011.

Insurance expense decreased 3.3% in 2010 as compared to 2009 and 14.3% in 2009 as compared to 2008. These declines reflect softer insurance markets as lack of hurricane activity and additional competition from insurance providers has benefited us. We expect insurance expense in 2011 to be slightly down compared to 2010.

The following table summarizes selected quarterly financial data with respect to the Same Store Facilities:

	For the Quarter Ended				
	March 31	June 30	September 30	December 31	Entire Year
	(Amounts in thousands, except for per square foot amount)				
Total revenues:					
2010	$ 347,833	$ 354,386	$ 365,090	$ 360,407	$ 1,427,716
2009	$ 355,489	$ 355,179	$ 360,747	$ 351,923	$ 1,423,338
2008	$ 357,556	$ 367,586	$ 377,632	$ 365,711	$ 1,468,485
Total cost of operations:					
2010	$ 126,537	$ 121,409	$ 119,422	$ 100,062	$ 467,430
2009	$ 127,412	$ 118,772	$ 115,678	$ 102,179	$ 464,041
2008	$ 126,372	$ 122,994	$ 116,340	$ 107,097	$ 472,803
Property tax expense:					
2010	$ 39,955	$ 38,748	$ 38,599	$ 24,317	$ 141,619
2009	$ 38,582	$ 37,498	$ 38,007	$ 29,174	$ 143,261
2008	$ 37,148	$ 35,969	$ 37,009	$ 29,357	$ 139,483
Media advertising expense:					
2010	$ 5,249	$ 6,408	$ 3,045	$ -	$ 14,702
2009	$ 8,308	$ 7,351	$ 3,532	$ 987	$ 20,178
2008	$ 7,208	$ 10,040	$ 2,193	$ 946	$ 20,387
Other advertising and promotion expense:					
2010	$ 5,004	$ 6,521	$ 5,497	$ 4,877	$ 21,899
2009	$ 4,713	$ 6,060	$ 5,042	$ 4,650	$ 20,465
2008	$ 4,514	$ 5,105	$ 4,733	$ 4,215	$ 18,567
REVPAF:					
2010	$ 11.01	$ 11.21	$ 11.52	$ 11.38	$ 11.28
2009	$ 11.28	$ 11.26	$ 11.41	$ 11.16	$ 11.28
2008	$ 11.39	$ 11.72	$ 12.02	$ 11.64	$ 11.69
Weighted average realized annual rent per occupied square foot:					
2010	$ 12.46	$ 12.32	$ 12.66	$ 12.79	$ 12.56
2009	$ 12.84	$ 12.51	$ 12.73	$ 12.75	$ 12.71
2008	$ 12.86	$ 12.89	$ 13.28	$ 13.26	$ 13.06
Weighted average occupancy levels for the period:					
2010	88.4%	91.0%	91.0%	89.0%	89.8%
2009	87.9%	90.0%	89.6%	87.5%	88.7%
2008	88.6%	90.9%	90.5%	87.8%	89.5%

Analysis of Regional Trends

The following table sets forth regional trends in our Same Store Facilities:

	Year Ended December 31,			Year Ended December 31,		
	2010	2009	Change	2009	2008	Change
	(Amounts in thousands, except for weighted average data)					
Same Store Facilities Operating Trends by Region						
Revenues:						
Southern California (184 facilities)	$ 212,614	$ 215,997	(1.6)%	$ 215,997	$ 224,280	(3.7)%
Northern California (167 facilities)	148,500	148,934	(0.3)%	148,934	153,987	(3.3)%
Texas (230 facilities)	142,515	140,926	1.1%	140,926	142,443	(1.1)%
Florida (185 facilities)	137,525	138,299	(0.6)%	138,299	145,635	(5.0)%
Illinois (121 facilities)	90,356	90,912	(0.6)%	90,912	93,217	(2.5)%
Washington (90 facilities)	74,187	74,702	(0.7)%	74,702	78,481	(4.8)%
Georgia (87 facilities)	48,910	49,225	(0.6)%	49,225	52,138	(5.6)%
All other states (861 facilities)	573,109	564,343	1.6%	564,343	578,304	(2.4)%
Total revenues	1,427,716	1,423,338	0.3%	1,423,338	1,468,485	(3.1)%
Cost of operations:						
Southern California	48,999	48,434	1.2%	48,434	48,159	0.6%
Northern California	39,060	39,162	(0.3)%	39,162	39,857	(1.7)%
Texas	53,828	53,915	(0.2)%	53,915	55,124	(2.2)%
Florida	45,940	47,306	(2.9)%	47,306	49,840	(5.1)%
Illinois	39,621	40,514	(2.2)%	40,514	39,190	3.4%
Washington	19,776	18,437	7.3%	18,437	18,420	0.1%
Georgia	17,106	16,825	1.7%	16,825	17,261	(2.5)%
All other states	203,100	199,448	1.8%	199,448	204,952	(2.7)%
Total cost of operations	467,430	464,041	0.7%	464,041	472,803	(1.9)%
Net operating income:						
Southern California	163,615	167,563	(2.4)%	167,563	176,121	(4.9)%
Northern California	109,440	109,772	(0.3)%	109,772	114,130	(3.8)%
Texas	88,687	87,011	1.9%	87,011	87,319	(0.4)%
Florida	91,585	90,993	0.7%	90,993	95,795	(5.0)%
Illinois	50,735	50,398	0.7%	50,398	54,027	(6.7)%
Washington	54,411	56,265	(3.3)%	56,265	60,061	(6.3)%
Georgia	31,804	32,400	(1.8)%	32,400	34,877	(7.1)%
All other states	370,009	364,895	1.4%	364,895	373,352	(2.3)%
Total net operating income	$ 960,286	$ 959,297	0.1%	$ 959,297	$ 995,682	(3.7)%
Weighted average occupancy:						
Southern California	91.1%	89.8%	1.4%	89.8%	90.0%	(0.2)%
Northern California	91.0%	88.9%	2.4%	88.9%	89.8%	(1.0)%
Texas	89.5%	88.9%	0.7%	88.9%	90.4%	(1.7)%
Florida	89.5%	88.6%	1.0%	88.6%	89.0%	(0.4)%
Illinois	89.3%	88.0%	1.5%	88.0%	88.6%	(0.7)%
Washington	90.0%	88.9%	1.2%	88.9%	89.8%	(1.0)%
Georgia	88.4%	87.4%	1.1%	87.4%	88.7%	(1.5)%
All other states	89.7%	88.7%	1.1%	88.7%	89.2%	(0.6)%
Total weighted average occupancy	89.8%	88.7%	1.2%	88.7%	89.5%	(0.9)%

Same Store Facilities Operating Trends by Region (Continued)	Year Ended December 31,			Year Ended December 31,		
	2010	2009	Change	2009	2008	Change
	(Amounts in thousands, except for weighted average data)					
Realized annual rent per occupied square foot:						
Southern California	$ 17.95	$ 18.48	(2.9)%	$ 18.48	$ 19.17	(3.6)%
Northern California	16.17	16.61	(2.6)%	16.61	17.00	(2.3)%
Texas	10.00	10.00	0.0%	10.00	10.01	(0.1)%
Florida	11.94	12.19	(2.1)%	12.19	12.92	(5.7)%
Illinois	12.61	12.88	(2.1)%	12.88	13.19	(2.4)%
Washington	13.32	13.59	(2.0)%	13.59	14.21	(4.4)%
Georgia	9.37	9.59	(2.3)%	9.59	10.11	(5.1)%
All other states	11.68	11.67	0.1%	11.67	11.95	(2.3)%
Total realized rent per square foot	$ 12.56	$ 12.71	(1.2)%	$ 12.71	$ 13.06	(2.7)%
REVPAF:						
Southern California	$ 16.36	$ 16.61	(1.5)%	$ 16.61	$ 17.25	(3.7)%
Northern California	14.72	14.76	(0.3)%	14.76	15.26	(3.3)%
Texas	8.96	8.89	0.8%	8.89	9.05	(1.8)%
Florida	10.68	10.80	(1.1)%	10.80	11.50	(6.1)%
Illinois	11.25	11.34	(0.8)%	11.34	11.69	(3.0)%
Washington	11.99	12.09	(0.8)%	12.09	12.75	(5.2)%
Georgia	8.28	8.38	(1.2)%	8.38	8.97	(6.6)%
All other states	10.47	10.35	1.2%	10.35	10.66	(2.9)%
Total REVPAF	$ 11.28	$ 11.28	0.0%	$ 11.28	$ 11.69	(3.5)%

We believe that our geographic diversification and scale provide some insulation from localized economic effects and add to the stability of our cash flows. It is difficult to predict localized trends in short-term self-storage demand and operating results. We believe that each market has been negatively impacted to some degree by general economic trends over the past two years. Since mid-2009, however, many markets began to experience positive operating trends. There is no assurance that these trends will continue. Over the long run, we believe that markets that experience population growth, high employment, and otherwise exhibit economic strength and consistency will outperform markets that do not exhibit these characteristics.

Other Facilities

The Other Facilities include 105 facilities that were either recently acquired, recently developed, or were recently expanded by adding additional storage units. In general, these facilities are not stabilized with respect to occupancies or rental rates. As a result of the fill-up process and timing of when the facilities were put into place, year-over-year changes can be significant.

The following table summarizes operating data with respect to these facilities:

OTHER FACILITIES

	Year Ended December 31,			Year Ended December 31,		
	2010	2009	Change	2009	2008	Change
	(Dollar amounts in thousands, except square foot amounts)					
Rental income:						
Facilities acquired in 2010 (a)	$ 15,412	$ -	$ 15,412	$ -	$ -	$ -
Expansion facilities	70,196	63,957	6,239	63,957	52,705	11,252
Total rental income	85,608	63,957	21,651	63,957	52,705	11,252
Cost of operations before depreciation and amortization expense:						
Facilities acquired in 2010 (a)	$ 5,906	$ -	$ 5,906	$ -	$ -	$ -
Expansion facilities	22,966	21,654	1,312	21,654	20,295	1,359
Total cost of operations	28,872	21,654	7,218	21,654	20,295	1,359
Net operating income before depreciation and amortization expense:						
Facilities acquired in 2010 (a)	$ 9,506	$ -	$ 9,506	$ -	$ -	$ -
Expansion facilities	47,230	42,303	4,927	42,303	32,410	9,893
Total net operating income (b)	56,736	42,303	14,433	42,303	32,410	9,893
Depreciation and amortization expense	(48,211)	(32,800)	(15,411)	(32,800)	(32,601)	(199)
Net income (loss)	$ 8,525	$ 9,503	$ (978)	$ 9,503	$ (191)	$ 9,694
At December 31:						
Square foot occupancy:						
Facilities acquired in 2010	74.2%	-	-	-	-	-
Expansion facilities	86.4%	82.5%	4.7%	82.5%	73.4%	12.4%
	82.6%	82.5%	0.1%	82.5%	73.4%	12.4%
In place annual rent per occupied square foot:						
Facilities acquired in 2010	$ 15.66	-	-	-	-	-
Expansion facilities	15.67	15.25	2.8%	15.25	15.76	(3.2)%
	$15.67	$15.25	2.8%	$15.25	$15.76	(3.2)%
Number of Facilities:						
Facilities acquired in 2010	42	-	42	-	-	-
Expansion facilities	63	63	-	63	62	1
	105	63	42	63	62	1
Net rentable square feet (in thousands):						
Facilities acquired in 2010	2,660	-	2,660	-	-	-
Expansion facilities	5,587	5,369	218	5,369	5,229	140
	8,247	5,369	2,878	5,369	5,229	140

(a) The properties denoted under "Facilities put in place in 2010" were acquired at various dates in 2010. Accordingly, rental income, cost of operations, depreciation and net operating income, represent the operating results for the partial period that we owned the facilities.

(b) See "Net Operating Income" above for a reconciliation of this non-GAAP measure to our net income in our consolidated statements of income for the years ended December 31, 2010, 2009 and 2008.

In 2010, we acquired 42 facilities for an aggregate acquisition cost of $239,643,000. Thirty-two of the facilities are located in California (primarily in Los Angeles and San Francisco), three facilities are located in Chicago, IL., two facilities are located in West Palm Beach, FL., and one facility each is located in Atlanta, GA., Honolulu, HI., New Orleans, LA., Newark, NJ., and Columbus, OH. We expect increases in revenues and expenses in 2011 for these 42 acquired facilities as their operations will reflect a full operating period.

We believe that our management, promotion, and operating infrastructure will result in these 42 facilities stabilizing at a higher level of net operating income than was achieved by the previous owners. However, it can take 24 or more months for these newly acquired facilities to reach stabilization, particularly during the challenging operating conditions we currently are experiencing, particularly in California. Upon acquisition of a facility, we generally reduce rates to new incoming tenants to stimulate move-ins; once a targeted physical occupancy is approached, we raise the rates to new and, more gradually, to existing tenants in order to reach stabilized rents per foot. There can be no assurance that our expectations with respect to these facilities will be achieved.

The Other Facilities are subject to the same occupancy and rate pressures that our Same Store Facilities are facing, and accordingly the pace at which these facilities reach stabilization, and the ultimate level of cash flows to be reached upon stabilization, may be negatively impacted by the current economic trends. Nonetheless, we expect that the Other Facilities will continue to provide earnings growth during 2011.

Equity in earnings of real estate entities

At December 31, 2010, we have equity investments in PSB, Shurgard Europe and five affiliated limited partnerships. Due to our limited ownership interest and lack control of these entities, we do not consolidate the accounts of these entities for financial reporting purposes, and account for such investments using the equity method.

Equity in earnings of real estate entities for the years ended December 31, 2010, 2009 and 2008, consists of our pro-rata share of the net income of these Unconsolidated Entities based upon our ownership interest for the period. The following table sets forth the significant components of equity in earnings of real estate entities. Amounts with respect to PSB, Shurgard Europe, and Other Investments are included in our Commercial segment, Europe Self-Storage segment, and other items not allocated to segments, respectively, as described in Note 11 to our December 31, 2010 consolidated financial statements.

Historical summary:	Year Ended December 31,			Year Ended December 31,		
	2010	2009	Change	2009	2008	Change
	(Amounts in thousands)					
Net operating income (1):						
PSB	$ 77,019	$ 81,525	$ (4,506)	$ 81,525	$ 89,067	$ (7,542)
Shurgard Europe	49,278	46,374	2,904	46,374	38,785	7,589
Other Investments	2,704	2,713	(9)	2,713	4,626	(1,913)
	129,001	130,612	(1,611)	130,612	132,478	(1,866)
Depreciation:						
PSB	(32,215)	(37,167)	4,952	(37,167)	(45,422)	8,255
Shurgard Europe	(27,993)	(24,498)	(3,495)	(24,498)	(27,578)	3,080
Other Investments	(902)	(806)	(96)	(806)	(1,918)	1,112
	(61,110)	(62,471)	1,361	(62,471)	(74,918)	12,447
Other:(2):						
PSB (3)	(24,085)	(9,250)	(14,835)	(9,250)	(29,320)	20,070
Shurgard Europe	(5,413)	(5,607)	194	(5,607)	(7,073)	1,466
Other Investments	(41)	(40)	(1)	(40)	(776)	736
	(29,539)	(14,897)	(14,642)	(14,897)	(37,169)	22,272
Total equity in earnings of real estate entities:						
PSB	20,719	35,108	(14,389)	35,108	14,325	20,783
Shurgard Europe	15,872	16,269	(397)	16,269	4,134	12,135
Other Investments	1,761	1,867	(106)	1,867	1,932	(65)
Total equity in earnings of real estate entities	$ 38,352	$ 53,244	$ (14,892)	$ 53,244	$ 20,391	$ 32,853

(1) These amounts represent our pro-rata share of the net operating income of the Unconsolidated Entities. See also "net operating income" above for a discussion of this non-GAAP measure.

(2) "Other" reflects our share of general and administrative expense, interest expense, interest income, gains on sale of real estate assets, and other non-property; non-depreciation related operating results of these entities.

(3) Includes our pro rata share of benefit totaling $16.3 million and $1.9 million from PSB's preferred stock and preferred unit repurchases for the years ended December 31, 2009 and 2008, respectively.

Investment in PSB: At December 31 2010 and 2009, we have a 41% common equity interest in PSB, comprised of our ownership of 5,801,606 shares of PSB's common stock and 7,305,355 limited partnership units in PSB's underlying operating partnership. The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. Our ownership interest was reduced during 2009 as PSB sold 3,833,333 shares of its common stock, of which we purchased 383,333 shares or 10% of the shares issued.

At December 31 2010, PSB owned and operated 21.8 million rentable square feet of commercial space located in eight states. PSB also manages commercial space owned by the Company and affiliated entities pursuant to property management agreements.

Equity in earnings from PSB decreased to $20,719,000 in 2010 as compared to $35,108,000 in 2009. This decrease was primarily the result of recognizing our pro rata share, $16.3 million, of the benefit that PSB recognized during 2009 as a result of PSB's preferred stock and preferred partnership unit repurchases. This decrease was partially offset by our pro rata share, $2.1 million, of PSB's gain on disposition of a property. Equity in earnings was also negatively impacted during 2010 compared to 2009 by our pro-rata share, $4.5 million, of reduced property net operating income due primarily to a 4.1% decline in the annualized realized rent per square foot for PSB's "Same Park" facilities for 2010, as compared to 2009.

We expect that our future equity income from PSB will be dependent entirely upon PSB's operating results. Our investment in PSB provides us with some diversification into another asset type. We have no plans of disposing of our investment in PSB. PSB's filings and selected financial information can be accessed through the Securities and Exchange Commission, and on PSB's website, www.psbusinessparks.com. See Note 5 to our December 31, 2010 consolidated financial statements for additional financial information on PSB.

Investment in Shurgard Europe: We originally acquired our 100% interest in Shurgard Europe during our merger with Shurgard, which occurred in August 2006. Our primary objective for merging with Shurgard was to acquire Shurgard's U.S. domestic assets which accounted for approximately 487 facilities in the U.S. as compared to 160 facilities in Europe at the time of the Shurgard Merger. Subsequent to the Shurgard Merger, management of Public Storage determined that it was in our best interests to reduce our investment in Shurgard Europe. There were many reasons for that determination, most relating to the fact that continued growth of Shurgard Europe would require a significant capital commitment. Movement of capital from Public Storage (in the U.S.) to various European countries would have exposed Public Storage to currency fluctuation risks and to potential tax burdens when Public Storage wished to repatriate its capital investment. Accordingly, in March 2008, we sold 51% of our ownership interest in Shurgard Europe, which helped to limit our capital requirements to continue to grow Shurgard Europe and to limit our exposure to other risks of owning operations in foreign countries. We do not intend to sell any of our remaining interest in Shurgard Europe. In the future, we expect Shurgard Europe to function as a stand-alone entity and to fund its capital requirements primarily with its retained operating cash flow, bank borrowings and, to the extent available, public or private equity.

As described in Note 3 to our December 31, 2010 consolidated financial statements, due to our March 31, 2008 disposition of a 51% interest in Shurgard Europe, beginning for periods after March 31, 2008 we no longer consolidate the revenues and expenses of Shurgard Europe on our consolidated statements of income, and our pro-rata share of the operating results of Shurgard Europe is included in "equity in earnings of real estate entities." Selected financial data for Shurgard Europe for the years ended December 31, 2010, 2009 and 2008 is included in Note 5 to our December 31, 2010 consolidated financial statements.

This transaction has resulted in the operations of Shurgard Europe having a less significant impact on our operating results, as we have a 49% interest and a loan receivable from Shurgard Europe upon which we receive interest income, rather than the 100% equity interest in Shurgard Europe we held prior to the transaction. Our future operating results will also be impacted by the ultimate returns realized on the reinvestment of the cash proceeds received in connection with this transaction, including the proceeds from the collection of the loan receivable and the timing thereof.

At December 31, 2010, Shurgard Europe's operations comprise 188 facilities with an aggregate of approximately 10 million net rentable square feet. The portfolio consists of 116 wholly-owned facilities and 72 facilities owned by two joint venture partnerships, in which Shurgard Europe has a 20% equity interest.

Our equity in earnings from Shurgard Europe is comprised of our 49% equity share in the net income of Shurgard Europe, as well as 49% of the interest earned with respect to the loan receivable from Shurgard Europe and 49% of trademark license fees received from Shurgard Europe, which are reclassified in consolidation from interest and other income to equity in earnings of Shurgard Europe. The amount of interest reclassified was approximately $24.1 million in 2010, $23.9 million in 2009 and $17.8 million in 2007.

Equity in earnings from our investment in Shurgard Europe for the year ended December 31, 2010 was $15,872,000 as compared to $16,269,000 for the same period in 2009, representing a decrease of $397,000. This decrease is due primarily to i) the effect of a change in the average exchange rate of the Euro relative to the U.S. Dollar to 1.326 for the year ended December 31, 2010, as compared to 1.393 for the same period in 2009, (ii) an increase in general and administrative expense, and (iii) additional depreciation expense, offset partially by iv) our pro-rata share of Shurgard Europe's same-store properties' increase in net operating income, on a constant exchange rate basis (see table below) and (v) improvements in operating income from recently developed facilities.

Equity in earnings from our investment in Shurgard Europe for the year ended December 31, 2009 was $16,269,000 compared to $4,134,000 for the same period in 2008, representing an increase of $12,135,000. This increase includes i) a reduction in our pro-rata share of Shurgard Europe's depreciation expense, primarily due to declines in tenant intangible amortization, ii) our pro-rata share of a reduction in Shurgard Europe's third party interest expense (joint ventures in which Shurgard Europe has a 20% interest refinanced their outstanding debt, effective November 1, 2009, at substantially lower interest rates), (iii) the timing of our disposition of the 51% interest in Shurgard Europe as equity in earnings for 2008 only includes amounts for the period of April 1, 2008 through December 31, 2008 while the 2009 includes amounts for the entire year, offset by iv) our pro-rata share of Shurgard Europe's same-store properties' decline in net operating income, on a constant exchange rate basis, and (v) the effect of a change in the average exchange rate of the Euro relative to the U.S. Dollar to 1.393 for the year ended December 31, 2009 as compared to 1.470 for the same period in 2008.

We evaluate the performance metrics of Shurgard Europe's Same Store Facilities in order to evaluate the performance of our investment in Shurgard Europe, because the Shurgard Europe Same Store Facilities represent the primary driver of our pro-rata share of earnings of Shurgard Europe.

The Shurgard Europe Same Store Facilities represent those 91 facilities that have been wholly-owned by Shurgard Europe and stabilized since January 1, 2008 and therefore provide meaningful comparisons for 2008, 2009, and 2010. The following table reflects the operating results of these 91 facilities.

Selected Operating Data for the 91 facilities wholly owned by Shurgard Europe and operated on a stabilized basis since January 1, 2008 ("Europe Same Store Facilities"):

	Year Ended December 31,			Year Ended December 31,		
	2010	2009	Percentage Change	2009	2008	Percentage Change
	(Dollar amounts in thousands, except weighted average data, utilizing constant exchange rates) (a) (b)					
Revenues:						
Rental income	$ 111,222	$ 109,469	1.6%	$ 109,469	$ 114,129	(4.1)%
Late charges and administrative fees collected	1,913	1,757	8.9%	1,757	1,189	47.8%
Total revenues	113,135	111,226	1.7%	111,226	115,318	(3.5)%
Cost of operations (excluding depreciation and amortization expense):						
Property taxes	5,520	5,427	1.7%	5,427	5,421	0.1%
Direct property payroll	13,287	13,028	2.0%	13,028	13,076	(0.4)%
Advertising and promotion	3,762	4,472	(15.9)%	4,472	3,364	32.9%
Utilities	2,351	2,294	2.5%	2,294	2,225	3.1%
Repairs and maintenance	2,966	2,950	0.5%	2,950	3,127	(5.7)%
Property insurance	615	675	(8.9)%	675	717	(5.9)%
Other costs of management	16,877	16,398	2.9%	16,398	16,037	2.3%
Total cost of operations	45,378	45,244	0.3%	45,244	43,967	2.9%
Net operating income (c)	$ 67,757	$ 65,982	2.7%	$ 65,982	$ 71,351	(7.5)%
Gross margin	59.9%	59.3%	1.0%	59.3%	61.9%	(4.2)%
Weighted average for the period:						
Square foot occupancy (d)	85.3%	86.1%	(0.9)%	86.1%	86.9%	(0.9)%
Realized annual rent per occupied square foot (e)(f)	$26.08	$25.43	2.6%	$25.43	$26.27	(3.2)%
REVPAF (f)(g)	$22.25	$21.90	1.6%	$21.90	$22.83	(4.1)%
Weighted average at December 31:						
Square foot occupancy	84.8%	85.6%	(0.9)%	85.6%	84.7%	1.1%
In place annual rent per occupied square foot (h)	$29.70	$28.58	3.9%	$28.58	$28.73	(0.5)%
Total net rentable square feet (in thousands)	4,999	4,999	-	4,999	4,999	-
Average Euro to the U.S. Dollar: (a)						
Constant exchange rates used herein	1.326	1.326	-	1.326	1.326	-
Actual historical exchange rates	1.326	1.393	(4.8)%	1.393	1.470	(5.2)%

(a) In order to isolate changes in the underlying operations from the impact of exchange rates, the amounts in this table are presented on a constant exchange rate basis. The amounts for the years ended December 31, 2009 and 2008 have been restated using the actual exchange rate for 2010.

(b) Only the amounts for periods before March 31, 2008 are included in our consolidated financial statements. We include our pro-rata share of these operating results for periods after March 31, 2008 in Equity in Earnings of Real Estate Entities. The amounts incorporated in our financial statements, either consolidated or equity method amounts, are based upon the actual weighted average exchange rates for each period.

(c) We present net operating income "NOI" of the Shurgard Europe Same-Store Facilities, which is a non-GAAP financial measure that excludes the impact of depreciation and amortization expense. Although depreciation and amortization is a component of GAAP net income, we believe that NOI is a meaningful measure of operating performance, because we utilize NOI in making decisions with respect to capital allocations, segment performance, and comparing period-to-period and market-to-market property operating results. In addition, the investment community utilizes NOI in determining real estate values, and does not consider depreciation expense as it is based upon historical cost. NOI is not a substitute for net operating income after depreciation and amortization in evaluating our operating results.

(d) Square foot occupancies represent weighted average occupancy levels over the entire period.

(e) Realized annual rent per occupied square foot is computed by annualizing the result of dividing rental income before late charges and administrative fees by the weighted average occupied square feet for the period. Realized annual rent per occupied square foot takes into consideration promotional discounts and other items that reduce rental income from the contractual amounts due.

(f) Late charges and administrative fees are excluded from the computation of realized annual rent per occupied square foot and REVPAF. Exclusion of these amounts provides a better measure of our ongoing level of revenue, by excluding the volatility of late charges, which are dependent principally upon the level of tenant delinquency, and administrative fees, which are dependent principally upon the absolute level of move-ins for a period.

(g) Realized annual rent per available foot or "REVPAF" is computed by dividing rental income before late charges and administrative fees by the total available net rentable square feet for the period.

(h) In place annual rent per occupied square foot represents annualized contractual rents per occupied square foot without reductions for promotional discounts and excludes late charges and administrative fees.

Shurgard Europe's operations have been impacted by the same trends in self-storage demand that our domestic facilities faced. Year-over-year revenue growth improved from a 3.5% reduction in 2009, to a 1.7% increase in 2010. At December 31, 2010, in place rental rates were 3.9% higher and average square foot occupancy was down 0.9%, as compared to December 31, 2009. The operating results of the Europe Same Store Facilities are more volatile than the operating results of the Same Store Facilities, because of the relatively smaller size of the Europe Same Store Facilities.

Net operating income increased 2.7% in the year ended December 31, 2010 as compared to the same period in 2009. The increase in the year ended December 31, 2010 as compared to the same period in 2009 is due to a 1.7% increase in revenues, partially offset by a 0.3% increase in cost of operations. The revenue increase in the year ended December 31, 2010 as compared to the same period in 2009 was primarily caused by higher rental income as a result of an increase in average realized annual rental rates per occupied square foot partially offset by a decrease in average occupancy levels.

Shurgard Europe, similar to our Domestic Self-Storage segment, has a nominal development pipeline. Accordingly, at least in the short-term, we do not expect any significant impact to our earnings from Shurgard Europe's development activities, other than the continued fill-up of Shurgard Europe's existing unstabilized facilities.

In Note 5 to our December 31, 2010 consolidated financial statements, we disclose Shurgard Europe's consolidated operating results for the years ended December 31, 2010, 2009 and 2008. Shurgard Europe's consolidated operating results include additional facilities that are not Europe Same Store Facilities, and are based upon historical exchange rates rather than constant exchange rates for each of the respective periods.

See "Liquidity and Capital Resources – European Activities" for additional information on Shurgard Europe's liquidity.

Other Investments: The "Other Investments" at December 31, 2010 are comprised primarily of our equity in earnings from various limited partnerships that collectively own 19 self-storage facilities. The reduction for 2009 as compared to 2008 is due to our commencing consolidation of three facilities that we acquired, which were previously owned by entities that we accounted for on the equity method of accounting. Our future earnings with respect to the Other Investments will be dependent upon the operating results of the facilities that these entities own. See Note 5 to our December 31, 2010 consolidated financial statements for the operating results of these 19 facilities under the "Other Investments."

Ancillary Operations

Ancillary revenues and expenses include amounts associated with (i) the reinsurance of policies against losses to goods stored by tenants in our self-storage facilities in the U.S., (ii) merchandise sales in the U.S., (iii) commercial property operations, (iv) merchandise sales and tenant reinsurance operations conducted by Shurgard Europe to the extent consolidated in our financial statements, and (v) management of facilities for third parties and facilities owned by the Unconsolidated Entities. Revenues and expenses of discontinued ancillary operations, including our truck rental and containerized businesses, are included in discontinued operations on our consolidated statements of income.

Commercial property operations are included in our Commercial segment, and the merchandise and tenant reinsurance operations conducted by Shurgard Europe are included in our Europe Self-Storage segment to the extent consolidated in our financial statements. All other ancillary revenues and costs of operations are not allocated to any segment. See Note 11 to our December 31, 2010 consolidated financial statements for further information regarding our segments and for a reconciliation of these ancillary revenues and cost of operations to our net income.

The following table sets forth our ancillary operations as presented on our consolidated statements of income.

	Year Ended December 31			Year Ended December 31,		
	2010	2009	Change	2009	2008	Change
	(Amounts in thousands)					
Ancillary Revenues:						
Tenant reinsurance premiums	$ 65,484	$ 62,644	$ 2,840	$ 62,644	$ 57,280	$ 5,364
Commercial	14,261	14,982	(721)	14,982	15,326	(344)
Merchandise and other	24,636	29,971	(5,335)	29,971	30,902	(931)
Shurgard Europe merchandise and tenant insurance	-	-	-	-	4,913	(4,913)
Total revenues	104,381	107,597	(3,216)	107,597	108,421	(824)
Ancillary Cost of Operations:						
Tenant reinsurance	10,552	9,789	763	9,789	6,734	3,055
Commercial	5,748	5,759	(11)	5,759	6,292	(533)
Merchandise and other	17,389	20,463	(3,074)	20,463	22,093	(1,630)
Shurgard Europe merchandise and tenant insurance	-	-	-	-	1,409	(1,409)
Total cost of operations	33,689	36,011	(2,322)	36,011	36,528	(517)
Depreciation – commercial operations:	2,620	2,958	(338)	2,958	2,900	58
Ancillary net income:						
Tenant reinsurance	54,932	52,855	2,077	52,855	50,546	2,309
Commercial	5,893	6,265	(372)	6,265	6,134	131
Merchandise and other	7,247	9,508	(2,261)	9,508	8,809	699
Shurgard Europe merchandise and tenant reinsurance	-	-	-	-	3,504	(3,504)
Total ancillary net income	$ 68,072	$ 68,628	$ (556)	$ 68,628	$ 68,993	$ (365)

Tenant reinsurance operations: We reinsure policies offered through a non-affiliated insurance company against losses to goods stored by tenants, primarily in our domestic self-storage facilities. The revenues that we record are based upon premiums that we reinsure. Cost of operations primarily includes claims paid that are not covered by our outside third-party insurers, as well as claims adjustment expenses. Included in cost of operations for the years ended December 31, 2010, 2009 and 2008 were (increases) reductions of ($250,000), $2,771,000 and $5,800,000, respectively, related to changes in accounting estimates.

The increase in tenant reinsurance revenues over the past year was primarily attributable to an increase in the percentage of our existing tenants retaining such policies, as well as an increase in the number of facilities due to the acquisition of 42 facilities in the year ended December 31, 2010. On average, approximately 58.2%, 56.8%, and 52.3% of our tenants had such policies during 2010, 2009, and 2008, respectively. We believe that the growth in tenant reinsurance revenues in 2011 may not be as high as experienced in 2010 because we expect less growth in the percentage of tenants retaining insurance policies.

The future level of tenant reinsurance revenues is largely dependent upon the number of new tenants electing to purchase policies, the level of premiums charged for such insurance, and the number of tenants that continue participating in the insurance program. Future cost of operations will be dependent primarily upon the level of losses incurred, including the level of catastrophic events, such as hurricanes, that occur and affect our properties thereby increasing tenant insurance claims.

Commercial operations: We also operate commercial facilities, primarily small storefronts and office space located on or near our existing self-storage facilities that are rented to third parties. We do not expect any significant changes in revenues or profitability from our commercial operations.

Merchandise sales and other: We sell locks, boxes, and packing supplies at the self-storage facilities that we operate. The primary factor impacting the level of merchandise sales is the level of customer traffic at our self-storage facilities, including the level of move-ins. Merchandise revenues have been negatively impacted in 2010 as compared to 2009 by reduced volume, driven primarily by a shift in the mix of locks sold to a more upscale but lower-margin product. In addition, to a much lesser extent, we also manage self-storage facilities within our existing management infrastructure, for third party owners as well as for the Unconsolidated Entities.

Other Income and Expense Items

Interest and other income: Interest and other income was $29,017,000 in 2010, $29,813,000 in 2009, and $36,155,000 in 2008 and is comprised primarily of interest and other income from Shurgard Europe and, to a lesser extent, interest earned on cash balances.

The interest and other income from Shurgard Europe is comprised of interest income on the loan receivable from Shurgard Europe, as well as trademark license fees received from Shurgard Europe for the use of the "Shurgard" trade name. We record 51% of the aggregate interest income and trademark license fees as interest and other income, while 49% is presented as additional equity in earnings on our consolidated statements of income. Interest and other income from Shurgard Europe increased from $24,832,000 in 2009 to $25,121,000 in 2010, due primarily to an increase in the interest rate on the loan receivable from Shurgard Europe from 7.5% to 9.0%, effective November 1, 2009, in connection with an extension of the loan, partially offset by a decrease in the average exchange rate of the Euro to the U.S. Dollar to 1.326 for 2010 as compared to 1.393 for 2009. Interest and other income from Shurgard Europe increased from $18,496,000 for the year ended December 31, 2008 to $24,832,000 for the year ended December 31, 2009, as no interest or other income in connection with the loan or trademark license fees was recorded prior to March 31, 2008, as any such income received was fully eliminated in consolidation until March 31, 2008.

The loan receivable from Shurgard Europe, denominated in Euros, totaling €373.7 million ($495.2 million) as of December 31, 2010, matures in March 31, 2013. During, 2010, Shurgard Europe repaid €18.2 million ($24.5 million) on the note. Future interest income recorded in connection with this loan will be dependent upon the average outstanding balance as well as the exchange rate of the Euro versus the U.S. Dollar. All such interest has been paid currently when due and we expect the interest to continue to be paid when due with Shurgard Europe's operating cash flow.

Interest earned on our cash balances was $3,896,000, $4,981,000, and $17,659,000 in 2010, 2009, and 2008, respectively. The reductions in interest earned have been primarily due to reduced interest rates, which decreased in 2008, 2009, and 2010 and are now at historically low rates.

Future interest income will depend upon the level of interest rates and the timing of when the cash on hand is ultimately invested; however, based upon current interest rates on our outstanding money-market fund investments and short-term investments in high-grade corporate securities of approximately 0.1%, earned interest is expected to be minimal.

Depreciation and amortization: Depreciation and amortization expense was $354,006,000, $339,766,000 and $408,983,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

The increase in depreciation and amortization expense for 2010, as compared to 2009 is primarily due to amortization of the tenant intangible assets we acquired in connection with the acquisition of 42 self-storage facilities during 2010. Amortization expense with respect to tenant intangible assets was $13,261,000 for 2010, as compared to $5,530,000 for 2009. We expect approximately $7.0 million in intangible amortization during the year ending December 31, 2011, with respect to our intangible assets at December 31, 2010, primarily attributable to the 42 self-storage facilities we acquired in 2010. Future intangible amortization will also depend upon the level of acquisitions of facilities that have tenants in place.

The decrease in depreciation and amortization expense in 2009 as compared to 2008 is due principally to a decline in amortization of tenant intangible assets that were acquired in connection with the 2006 Shurgard Merger. Amortization expense with respect to tenant intangible assets was $5,530,000 in 2009 and $51,158,000 in 2008.

Effective March 31, 2008, depreciation and amortization ceased on the facilities owned by Shurgard Europe, which was deconsolidated effective March 31, 2008. Included in our depreciation and amortization related to Shurgard Europe's facilities was $21,871,000 for the three months ended March 31, 2008.

General and administrative expense: General and administrative expense was $38,487,000, $35,735,000, and $62,809,000 for the years ended December 31, 2010, 2009 and 2008, respectively. General and administrative expense principally consists of state income taxes, investor relations expenses, and corporate and executive salaries. In addition, general and administrative expenses includes expenses that vary depending on our activity levels in certain areas, such as overhead associated with the acquisition and development of real estate facilities, certain expenses related to capital raising and acquisition activities, litigation expenditures, employee severance, share-based compensation, and incentive compensation for corporate and executive personnel. During the year ended December 31, 2010, we incurred $2.6 million of expenses related to the acquisition of self-storage facilities.

General and administrative expense for the year ended December 31, 2008 includes $2,144,000 in ongoing general and administrative expense for Shurgard Europe incurred prior to March 31, 2008 and $27,900,000 in additional incentive compensation incurred related to our disposition of an interest in Shurgard Europe. Following March 31, 2008, we record no further general and administrative expense incurred by Shurgard Europe's ongoing operations.

We expect ongoing general and administrative expense to approximate $35 million to $40 million in 2011, excluding expenses related to property acquisitions. Costs related to property acquisitions are included in general and administrative expense; however, such expenses for 2011 are dependent on the level of acquisitions, which is not determinable at this time.

Interest expense: Interest expense was $30,225,000, $29,916,000 and $43,944,000 for the years ended December 31, 2010, 2009 and 2008, respectively.

The increase in 2010 as compared to 2009 is due to $1,399,000 in interest expense on debt assumed in connection with property acquisitions during the quarter ended June 30, 2010. The decrease in 2009 as compared to 2008 is due to the deconsolidation of Shurgard Europe effective March 31, 2008, which incurred $6,892,000 in interest expense for the three months ended March 31, 2008, as well as a reduction of $5,859,000 in interest expense due to the aforementioned early retirement in February 2009 of $110.2 million face amount of senior unsecured debt.

See Note 6 to our December 31, 2010 consolidated financial statements for a schedule of our notes payable balances, principal repayment requirements, and average interest rates.

Capitalized interest expense totaled $385,000, $718,000 and $1,998,000 for the years ended December 31, 2010, 2009 and 2008, respectively, in connection with our development activities.

Foreign Exchange Gain (Loss): Our loan receivable from Shurgard Europe is denominated in Euros and we have not entered into any agreements to mitigate the impact of currency exchange fluctuations between the U.S. Dollar and the Euro. As a result, the amount of U.S. Dollars we will receive on repayment will depend upon the currency exchange rates at that time. In each period where we expect repatriation of these funds within two years from period end, we record the change in the U.S. Dollar equivalent of the loan balance from the beginning to the end of the period as a foreign currency gain or loss. We recorded a foreign currency translation loss of $42,264,000, a gain of $9,662,000, and a loss of $25,362,000 in 2010, 2009, and 2008, respectively, representing the change in the U.S. Dollar equivalent of the loan due to changes in exchange rates from the beginning to the end of each respective period. The U.S. Dollar exchange rate relative to the Euro was approximately 1.325, 1.433, and 1.409 at December 31, 2010, 2009 and 2008, respectively.

Future foreign exchange gains or losses will be dependent primarily upon the movement of the Euro relative to the U.S. Dollar, the amount owed from Shurgard Europe and our continued expectation with respect to repaying the loan.

Discontinued Operations: Discontinued operations includes the historical operations of our containerized storage and truck operations that were discontinued in 2009 and the operations of certain self-storage facilities that were discontinued. In addition to the pre-disposal ongoing revenues and expenses of these operations, discontinued operations includes the following items: (i) gains on disposition of discontinued self-storage facilities totaling approximately $7,794,000 for 2010, compared to gains of $6,018,000 for 2009, (ii) $3,500,000 in costs associated with the disposal of trucks recorded in 2009, and (iii) impairment charges associated with terminated ground leases totaling $595,000 for 2010, compared to charges of $8,205,000 recorded for 2009.

Liquidity and Capital Resources

We have $456.2 million of cash and $102.3 million in short-term investments in high-grade corporate securities at December 31, 2010. We believe that our cash, the cash that we expect to receive upon maturity of the marketable securities, and the internally generated net cash provided by our operating activities will continue to be sufficient to enable us to meet our operating expenses, debt service requirements, capital improvements and distribution requirements to our shareholders for the foreseeable future.

Operating as a REIT, our ability to retain cash flow for reinvestment is restricted. In order for us to maintain our REIT status, a substantial portion of our operating cash flow must be distributed to our shareholders (see ***"Requirement to Pay Distributions"*** below). However, despite the significant distribution requirements, we have been able to retain a significant amount of our operating cash flow. The following table summarizes our ability to fund capital improvements to maintain our facilities, distributions to the noncontrolling interests, capital improvements to maintain our facilities, and distributions to our shareholders through the use of cash provided by operating activities. The remaining cash flow generated is available to make both scheduled and optional principal payments on debt and for reinvestment.

	For the Year Ended December 31,		
	2010	2009	2008
	(Amount in thousands)		
Net cash provided by operating activities (a)	$ 1,093,221	$ 1,112,857	$ 1,076,971
Capital improvements to maintain our facilities	(77,500)	(62,352)	(76,311)
Remaining operating cash flow available for distributions to equity holders	1,015,721	1,050,505	1,000,660
Distributions paid to noncontrolling interests	(24,542)	(28,267)	(39,328)
Cash from operations allocable to Public Storage shareholders	991,179	1,022,238	961,332
Distributions paid to Public Storage shareholders	(754,770)	(624,665)	(733,676)
Cash from operations available for principal payments on debt and reinvestment (b)	$ 236,409	$ 397,573	$ 227,656

(a) Represents net cash provided by operating activities for each respective year as presented in our December 31, 2010 consolidated statements of cash flows.

(b) We present cash from operations for principal payments on debt and reinvestment because we believe it is an important measure to evaluate our ongoing liquidity. This measure is not a substitute for cash flows from operations or net cash flows in evaluating our liquidity, ability to repay our debt, or to meet our distribution requirements.

Our financial profile is characterized by a low level of debt-to-total-capitalization. We expect to fund our long-term growth strategies and debt obligations with (i) cash and marketable securities at December 31, 2010, (ii) internally generated retained cash flows, (iii) depending upon current market conditions, proceeds from the issuance of equity securities, and (iv) in the case of acquisitions of facilities, the assumption of existing debt. In general, our strategy is to continue to finance our growth with permanent capital, either retained operating cash flow or capital raised through the issuance of common or preferred equity to the extent that market conditions are favorable.

We have elected to use preferred securities as a form of leverage despite the fact that the dividend rates of our preferred securities exceed the prevailing market interest rates on conventional debt. We have chosen this method of financing for the following reasons: (i) under the REIT structure, a significant amount of operating cash flow needs to be distributed to our shareholders, making it difficult to repay debt with operating cash flow alone, (ii) our perpetual preferred shares have no sinking fund requirement or maturity date and do not require redemption, all of which eliminate future refinancing risks, (iii) after the end of a non-call period, we have the option to redeem the preferred shares at any time, which enables us to refinance higher coupon preferred shares with new preferred shares at lower rates if appropriate, (iv) preferred shares do not contain covenants, thus allowing us to maintain significant financial flexibility, and (v) dividends on the preferred shares can be applied to satisfy our REIT distribution requirements.

Our credit ratings on each of our series of preferred shares are "Baa1" by Moody's, "BBB+" by Standard & Poor's and "A-" by Fitch Ratings.

Summary of Current Cash Balances and Short-term Capital Commitments: At December 31, 2010, we had approximately $456.2 million of cash and $102.3 million of short-term investments in high-grade corporate securities. We also have access to our $300 million line of credit which does not expire until March 27, 2012. Our capital commitments for 2011 are approximately $153.3 million and include (i) $133.8 million in principal payments on debt and (ii) $19.5 million for the acquisition of five self-storage facilities described below.

Loan to PSB: On February 9, 2011, we loaned PSB $121.0 million which PSB used to re-pay borrowings against their credit facility and repurchase preferred stock. The loan has a six-month term, no prepayment penalties, and bears interest at a rate of three-month LIBOR plus 0.85%.

Access to Additional Capital: We have a revolving line of credit for borrowings up to $300 million which expires in March 2012. There were no outstanding borrowings on the line of credit at February 28, 2011. We seldom borrow on the line of credit and generally view borrowings on the line as a means to bridge capital needs until we are able to refinance them with permanent capital.

Our ability to raise additional capital by issuing our common or preferred securities is dependent upon capital market conditions. Capital markets have improved from the severe stress experienced in late 2008 and early 2009, and we have recently issued preferred shares at favorable rates (in April and May, 2010, we issued cumulative preferred shares at a rate of 6.875% for gross proceeds of $145 million, and in October 2010 we issued cumulative preferred shares at a rate of 6.500% for gross proceeds of $125 million). Despite our recent issuances of preferred equity, there can be no assurance that market conditions will continue to permit preferred security issuances at amounts and at rates that we will find reasonable. We are not dependent, however, on raising capital to fund our operations or meet our obligations.

Debt Service Requirements: At December 31, 2010, outstanding debt totaled approximately $568.4 million. Approximate principal maturities are as follows (amounts in thousands):

	Unsecured debt	Secured debt	Total
2011	$ 103,532	$ 30,243	$ 133,775
2012	-	70,761	70,761
2013	186,460	79,123	265,583
2014	-	49,111	49,111
2015	-	29,133	29,133
Thereafter	-	20,054	20,054
	$ 289,992	$ 278,425	$ 568,417

Our current intention is to repay the debt at maturity and not seek to refinance debt maturities with additional debt. Alternatively, we may prepay debt and finance such prepayments with cash on-hand or proceeds from the issuance of preferred or common securities.

Our portfolio of real estate facilities is substantially unencumbered. At December 31, 2010, we have 1,932 self-storage facilities with an aggregate net book value of approximately $6.9 billion that are unencumbered.

Capital Improvement Requirements: Capital improvements include major repairs or replacements to our facilities, which keep the facilities in good operating condition and maintain their visual appeal to the customer. Capital improvements do not include costs relating to the development or expansion of facilities that add additional net rentable square footage to our portfolio. We incurred capital improvements totaling $77.5 million during 2010. During 2011, we expect to incur approximately $81 million for capital improvements and expect to fund such improvements with operating cash flow.

Requirement to Pay Distributions: We have operated, and intend to continue to operate, in such a manner as to qualify as a REIT under the Code, but no assurance can be given that we will at all times so qualify. To the extent that we continue to qualify as a REIT, we will not be taxed, with certain limited exceptions, on the REIT taxable income that is distributed to our shareholders, provided that at least 90% of our taxable income is so distributed. We believe we have satisfied the REIT distribution requirement since 1981.

Aggregate distributions paid during 2010 totaled $754.8 million, consisting of the following (amounts in thousands):

Cumulative preferred shareholders	$ 232,745
Equity Shares, Series A shareholders	5,131
Common shareholders and restricted share unitholders	516,894
Total REIT qualifying distributions	$ 754,770

We estimate the distribution requirements with respect to our cumulative preferred shares outstanding at December 31, 2010 to be approximately $230 million per year, assuming no additional preferred share issuances or redemptions during 2011. We redeemed the Equity Shares, Series A on April 15, 2010 and no further distributions will be paid after March 31, 2010.

On February 25, 2011, our Board of Trustees declared a regular common dividend of $0.80 per common share. Our consistent, long-term dividend policy has been to distribute only our taxable income. Future distributions with respect to the common shares will continue to be determined based upon our REIT distribution requirements after taking into consideration distributions to the preferred shareholders and will be funded with operating cash flow.

We are also obligated to pay distributions to non-controlling interests in our consolidated subsidiaries. During 2010, we paid distributions totaling $5.9 million with respect to preferred partnership units. During October 2010, we repurchased all of our remaining preferred partnership units which had an annual distribution requirement of $7.3 million, and no further distributions will be paid past the repurchase date. In addition, we are required to pay distributions to other noncontrolling interests in our consolidated subsidiaries based upon the operating cash flows of the respective subsidiary less any required reserves for capital expenditures or debt repayment. Such non-controlling interests received a total of $18,612,000 in 2010, $18,812,000 in 2009 and $17,716,000 in 2008, which represents our expectations with respect to future distribution levels.

Obligations with Respect to Acquisition and Development Activities: At December 31, 2010, we were under contract to acquire five self-storage facilities for an aggregate of $19.5 million, which we closed in January 2011. In February 2011, we acquired the leasehold interest in one of our existing self-storage properties for approximately $6.6 million. During 2011, we will continue to seek to acquire self-storage facilities from third parties; however, it is difficult to estimate the amount of third party acquisitions we will undertake.

We have a minimal development pipeline at December 31, 2010 and have no current plan to expand our development activities. We plan on financing these activities in one or more of the following ways: with available cash on-hand, the assumption of existing debt, borrowings on our line of credit, or the net proceeds from the issuance of common or preferred securities.

European Activities: We have a 49% interest in Shurgard Europe and our institutional partner owns the remaining 51% interest. As of December 31, 2010, Shurgard Europe owed us €373.7 million ($495.2 million) pursuant to a loan agreement. The loan matures on March 31, 2013, and bears interest at 9.0% per annum. The loan is unsecured and can be prepaid in part or in full at anytime without penalty. During the year ended December 31, 2010, Shurgard Europe repaid €18.2 million ($24.5 million) of the loan. Future payments will be dependent upon Shurgard Europe's management's evaluation of uses for its available capital.

Shurgard Europe has a 20% interest in two joint ventures (First Shurgard and Second Shurgard). The two joint ventures collectively had approximately €205.8 million ($272.7 million) of outstanding debt payable to third parties at December 31, 2010, which is non-recourse to Shurgard Europe. One of the joint venture loans, totaling €94.5 million ($125.2 million), is due May 2011, with a right to extend one year. The other joint venture loan, totaling €111.3 million ($147.5 million), was recently refinanced and is now due in July 2013. Both joint venture loans are secured by the joint ventures' respective facilities, and are not guaranteed by Public Storage, Shurgard Europe or any third party.

Shurgard Europe and its joint venture partner each have the option to initiate a liquidation of First Shurgard or Second Shurgard. Under the terms of the governing agreements, initiating a liquidation would result, if the process is not otherwise halted by the initiating party, in either a sale of interests between the two partners or, in certain circumstances, the sale of assets to a third party. It is Shurgard Europe's desire to acquire its joint venture partner's interests in First Shurgard and Second Shurgard at some point in the future. There is no assurance that such an acquisition would occur (or the timing thereof), and would depend upon Shurgard Europe's available capital, comparison to other investment alternatives, the potential value of the properties to a third party, and the joint venture partner's desire to sell at a price that would be attractive to Shurgard Europe.

Redemption of Preferred Securities: As of December 31, 2010, several series of our preferred securities were redeemable at our option upon at least 30 days notice with dividend rates ranging from 6.125% to 7.000% and have an aggregate redemption value of approximately $1.2 billion. During 2011, we have an additional $1.3 billion liquidation value of our preferred securities that become redeemable, most notably $518 million of our 7.25% Series I Cumulative Preferred Shares and $425 million of our 7.25% Series K Cumulative Preferred Shares, which are available for redemption on May 3, 2011 and August 8, 2011, respectively. Generally our strategy is to redeem a preferred security with the proceeds from the issuance of a new preferred series having a lower dividend rate, thus reducing our cost of capital, but not necessarily reducing our overall leverage. Accordingly, the redemption of any of the series of preferred securities that are callable will depend upon many factors including current dividend rates that we might pay on newly issued preferred securities. None of our preferred securities are redeemable at the option of the holders.

Repurchases of Company's Common Shares: Our Board of Trustees has authorized the repurchase from time to time of up to 35,000,000 of our common shares on the open market or in privately negotiated transactions. During 2010, we did not repurchase any of our common shares. From the inception of the repurchase program through February 28, 2011, we have repurchased a total of 23,721,916 common shares at an aggregate cost of approximately $679.1 million. Future levels of common share repurchases will be dependent upon our available capital, investment alternatives, and the trading price of our common shares.

Contractual Obligations

Our significant contractual obligations at December 31, 2010 and their impact on our cash flows and liquidity are summarized below for the years ending December 31 (amounts in thousands):

	Total	2011	2012	2013	2014	2015	Thereafter
Long-term debt (1)	$ 633,515	$ 158,683	$ 91,697	$275,535	$ 53,034	$ 30,423	$ 24,143
Operating leases (2)	71,475	4,060	4,035	4,092	4,036	5,133	50,119
Construction and purchase commitments (3)	21,325	18,370	2,955	-	-	-	-
Total	$ 726,315	$ 181,113	$ 98,687	$279,627	$ 57,070	$ 35,556	$ 74,262

(1) Amounts include principal and fixed-rate interest payments on our notes payable based on their contractual terms. See Note 6 to our December 31, 2010 consolidated financial statements for additional information on our notes payable.

(2) We lease land, equipment and office space under various operating leases. Certain leases are cancelable; however, significant penalties would be incurred upon cancellation. Amounts reflected above consider continuance of the lease without cancellation.

(3) Includes contractual obligations for development, acquisition and capital expenditures at December 31, 2010.

Off-Balance Sheet Arrangements: At December 31, 2010 we had no material off-balance sheet arrangements as defined under Regulation S-K 303(a)(4) and the instructions thereto.

ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk

To limit our exposure to market risk, we principally finance our operations and growth with permanent equity capital consisting of retained operating cash flow, capital raised through the issuance of common shares and preferred shares. At December 31, 2010, our debt as a percentage of total equity (based on book values) was 6.5%.

Our preferred shares are not redeemable at the option of the holders. These shares, however, are redeemable, after a set period of time, at our option. At December 31, 2010, our Series W, Series X, Series Y, Series Z, Series A, Series C, Series D, Series E, Series F and Series G preferred shares are currently redeemable by us at our option. Under certain conditions relating to the Company's qualification as a REIT, the preferred shares are not redeemable by the Company pursuant to its redemption option prior to the dates set forth in Note 8 to our December 31, 2010 consolidated financial statements.

Our market-risk sensitive instruments include notes payable, which totaled $568,417,000 at December 31, 2010.

We have foreign currency exposures related to our investment in Shurgard Europe, which has a book value of $264.7 million at December 31, 2010. We also have a loan receivable from Shurgard Europe, which is denominated in Euros, totaling €373.7 million ($495.2 million) at December 31, 2010.

The table below summarizes annual debt maturities and weighted-average interest rates on our outstanding debt at the end of each year and fair values required to evaluate our expected cash-flows under debt agreements and our sensitivity to interest rate changes at December 31, 2010 (dollar amounts in thousands).

	2011	2012	2013	2014	2015	Thereafter	Total	Fair Value
Fixed rate debt	$ 133,775	$ 70,761	$ 265,583	$ 49,111	$ 29,133	$ 20,054	$ 568,417	$ 574,419
Average interest rate	5.40%	5.43%	5.25%	5.03%	5.03%	5.03%		
Variable rate debt (1)	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Average interest rate								

(1) Amounts include borrowings under our line of credit, which expires in March 2012. As of December 31, 2010, we have no borrowings under our line of credit.

ITEM 8. Financial Statements and Supplementary Data

The financial statements of the Company at December 31, 2010 and December 31, 2009 and for each of the three years in the period ended December 31, 2010 and the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, thereon and the related financial statement schedule, are included elsewhere herein. Reference is made to the Index to Financial Statements and Schedules in Item 15.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

ITEM 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports we file and submit under the Securities Exchange Act of 1934, as amended, ("Exchange Act") is recorded, processed, summarized and reported within the time periods specified in accordance with SEC guidelines and that such information is communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure based on the definition of "disclosure controls and procedures" in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures in reaching that level of reasonable assurance. We also have investments in certain unconsolidated entities and because we do not control these entities, our disclosure controls and procedures with respect to such entities are substantially more limited than those we maintain with respect to our consolidated subsidiaries.

As of December 31, 2010, we carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2010, at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control-Integrated Framework* issued by the Committee on Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control-Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of internal control over financial reporting as of December 31, 2010, has been audited by Ernst & Young LLP, independent registered public accounting firm. Ernst & Young LLP's report on our internal control over financial reporting appears below.

Changes in Internal Control Over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2010 to which this report relates that have materially affected, or are reasonable likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

Not applicable.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of
Public Storage

We have audited Public Storage's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Public Storage's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and trustees of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Public Storage maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Public Storage as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010 and our report dated February 28, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Los Angeles, California
February 28, 2011

PART III

ITEM 10. Trustees, Executive Officers and Corporate Governance

The information required by this item with respect to trustees is hereby incorporated by reference to the material appearing in the Company's definitive proxy statement to be filed in connection with the annual shareholders' meeting scheduled to be held on May 5, 2011 (the "Proxy Statement") under the caption "Election of Trustees."

The information required by this item with respect to the nominating process, the audit committee and the audit committee financial expert is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance and Board Matters—Audit Committee", "Corporate Governance and Board Matters—Consideration of Candidates for Trustee".

The information required by this item with respect to Section 16(a) compliance is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

The information required by this item with respect to a code of ethics is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Corporate Governance and Board Matters." Any amendments to or waivers of the code of ethics granted to the Company's executive officers or the controller will be published promptly on our website or by other appropriate means in accordance with SEC rules and regulations.

The following is a biographical summary of the current executive officers of the Company:

Ronald L. Havner, Jr., age 53, has been the Vice-Chairman, Chief Executive Officer and a member of the Board of Public Storage since November 2002 and President since July 1, 2005. Mr. Havner joined Public Storage in 1986 and held a variety of senior management positions until his appointment as Vice-Chairman and Chief Executive Officer in 2002. Mr. Havner has been Chairman of Public Storage's affiliate, PS Business Parks, Inc. (PSB), since March 1998 and was Chief Executive Officer of PSB from March 1998 until August 2003. He is also a member of the Board of Governors and the Executive Committee of the National Association of Real Estate Investment Trusts, Inc. (NAREIT), serving as Treasurer and a member of the Audit and Investment Committee. He is also a member of the NYU REIT Center Board of Advisors and a director of Business Machine Security, Inc.

John Reyes, age 50, Senior Vice President and Chief Financial Officer, joined Public Storage in 1990 and was Controller of Public Storage from 1992 until December 1996 when he became Chief Financial Officer. He became a Vice President of Public Storage in November 1995 and a Senior Vice President of Public Storage in December 1996. From 1983 to 1990, Mr. Reyes was employed by Ernst & Young as a certified public accountant.

David F. Doll, age 52, became Senior Vice President and President, Real Estate Group, in February 2005, with responsibility for the real estate activities of Public Storage, including property acquisitions, developments, repackagings, and capital improvements. Before joining Public Storage, Mr. Doll was Senior Executive Vice President of Development for Westfield Corporation, a major international owner and operator of shopping malls, where he was employed since 1995.

Candace N. Krol, age 49, became Senior Vice President of Human Resources in September 2005. From 1985 until joining Public Storage, Ms. Krol was employed by Parsons Corporation, a global engineering and construction firm, where she served in various management positions, most recently as Vice President of Human Resources for the Infrastructure and Technology global business unit.

Steven M. Glick, age 54, became Senior Vice President and Chief Legal Officer of Public Storage on February 23, 2010. From April 2005 until joining Public Storage, Mr. Glick was Senior Vice President and General Counsel, Americas for Technicolor (NYSE:TCH), a services, systems and technology company. Immediately before joining Technicolor (then named Thomson), he was an Executive Vice President at Paramount Pictures with responsibility for, among other things, legal, business development and licensing for International Home Entertainment.

ITEM 11. Executive Compensation

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance and Board Matters," "Executive Compensation," "Corporate Governance and Board Matters--Compensation Committee Interlocks and Insider Participation," and "Report of the Compensation Committee."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Stock Ownership of Certain Beneficial Owners and Management."

The following table sets forth information as of December 31, 2010 on the Company's equity compensation plans:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders (a) .	3,429,453 (b)	$59.62	2,044,222
Equity compensation plans not approved by security holders (c) .	5,834	$26.35	595,002

a) The Company's stock option and stock incentive plans are described more fully in Note 10 to the December 31, 2010 consolidated financial statements. All plans, other than the 2000 and 2001 Non-Executive/Non-Director Plans, were approved by the Company's shareholders.

b) Includes 484,395 restricted share units that, if and when vested, will be settled in common shares of the Company on a one for one basis.

c) The outstanding options granted under plans not approved by the Company's shareholders were granted under the Company's 2000 and 2001 Non-Executive/Non-Director Plan, which does not allow participation by the Company's executive officers and trustees. The principal terms of these plans are as follows: (1) 2,500,000 common shares were authorized for grant, (2) this plan is administered by the Equity Awards Committee, except that grants in excess of 100,000 shares to any one person requires approval by the Executive Equity Awards Committee, (3) options are granted at fair market value on the date of grant, (4) options have a ten year term and (5) options vest over three years in equal installments, or as indicated by the applicable grant agreement.

ITEM 13. Certain Relationships and Related Transactions and Trustee Independence

The information required by this item is hereby incorporated by reference to the material appearing in the Proxy Statement under the captions "Corporate Governance and Board Matters—Trustee Independence" and "Certain Relationships and Related Transactions and Legal Proceedings."

ITEM 14. Principal Accountant Fees and Services

The information required by this item with respect to fees and services provided by the Company's independent auditors is hereby incorporated by reference to the material appearing in the Proxy Statement under the caption "Ratification of Auditors—Fees Billed to the Company by Ernst & Young LLP for 2010 and 2009".

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

a. 1. Financial Statements

The financial statements listed in the accompanying Index to Financial Statements and Schedules hereof are filed as part of this report.

2. Financial Statement Schedules

The financial statements schedules listed in the accompanying Index to Financial Statements and Schedules are filed as part of this report.

3. Exhibits

See Index to Exhibits contained herein.

b. Exhibits:

See Index to Exhibits contained herein.

c. Financial Statement Schedules

Not applicable.

PUBLIC STORAGE

INDEX TO EXHIBITS (1)

(Items 15(a)(3) and 15(c))

3.1	Articles of Amendment and Restatement of Declaration of Trust of Public Storage, a Maryland real estate investment trust. Filed with the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010 and incorporated by reference herein.
3.2	Bylaws of Public Storage, a Maryland real estate investment trust. Filed with the Registrant's Current Report on Form 8-K dated May 11, 2010 and incorporated by reference herein.
3.3	Articles Supplementary for Public Storage Equity Shares, Series A. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.4	Articles Supplementary for Public Storage Equity Shares, Series AAA. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.5	Articles Supplementary for Public Storage 7.500% Cumulative Preferred Shares, Series V. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.6	Articles Supplementary for Public Storage 6.500% Cumulative Preferred Shares, Series W. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.7	Articles Supplementary for Public Storage 6.450% Cumulative Preferred Shares, Series X. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.8	Articles Supplementary for Public Storage 6.850% Cumulative Preferred Shares, Series Y. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.9	Articles Supplementary for Public Storage 6.250% Cumulative Preferred Shares, Series Z. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.10	Articles Supplementary for Public Storage 6.125% Cumulative Preferred Shares, Series A. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.11	Articles Supplementary for Public Storage 7.125% Cumulative Preferred Shares, Series B. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.12	Articles Supplementary for Public Storage 6.600% Cumulative Preferred Shares, Series C. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.13	Articles Supplementary for Public Storage 6.180% Cumulative Preferred Shares, Series D. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference

herein.

3.14	Articles Supplementary for Public Storage 6.750% Cumulative Preferred Shares, Series E. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.15	Articles Supplementary for Public Storage 6.450% Cumulative Preferred Shares, Series F. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.16	Articles Supplementary for Public Storage 7.000% Cumulative Preferred Shares, Series G. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.17	Articles Supplementary for Public Storage 6.950% Cumulative Preferred Shares, Series H. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.18	Articles Supplementary for Public Storage 7.250% Cumulative Preferred Shares, Series I. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.19	Articles Supplementary for Public Storage 7.250% Cumulative Preferred Shares, Series K. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.20	Articles Supplementary for Public Storage 6.750% Cumulative Preferred Shares, Series L. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.21	Articles Supplementary for Public Storage 6.625% Cumulative Preferred Shares, Series M. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
3.22	Articles Supplementary for Public Storage 7.000% Cumulative Preferred Shares, Series N. Filed with the Registrant's Current Report on Form 8-K dated June 28, 2007 and incorporated by reference herein.
3.23	Articles Supplementary for Public Storage 6.875% Cumulative Preferred Shares, Series O. Filed with the Registrant's Current Report on Form 8-K dated April 8, 2010 and incorporated by reference herein.
3.24	Articles Supplementary for Public Storage 6.500% Cumulative Preferred Shares, Series P. Filed with the Registrant's Current Report on Form 8-K dated October 6, 2010 and incorporated by reference herein.
4.1	Master Deposit Agreement, dated as of May 31, 2007. Filed with the Registrant's Current Report on Form 8-K dated June 6, 2007 and incorporated by reference herein.
10.1	Amended Management Agreement between Registrant and Public Storage Commercial Properties Group, Inc. dated as of February 21, 1995. Filed with Public Storage Inc.'s ("PSI") Annual Report on Form 10-K for the year ended December 31, 1994 (SEC File No. 001-0839) and incorporated herein by reference.

10.2	Second Amended and Restated Management Agreement by and among Registrant and the entities listed therein dated as of November 16, 1995. Filed with PS Partners, Ltd.'s Annual Report on Form 10-K for the year ended December 31, 1996 (SEC File No. 001-11186) and incorporated herein by reference.
10.3	Limited Partnership Agreement of PSAF Development Partners, L.P. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997 (SEC File No. 001-0839) and incorporated herein by reference.
10.4	Agreement of Limited Partnership of PS Business Parks, L.P. Filed with PS Business Parks, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998 (SEC File No. 001-10709) and incorporated herein by reference.
10.5	Amended and Restated Agreement of Limited Partnership of Storage Trust Properties, L.P. (March 12, 1999). Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 (SEC File No. 001-0839) and incorporated herein by reference.
10.6	Limited Partnership Agreement of PSAC Development Partners, L.P. Filed with PSI's Current Report on Form 8-K dated November 15, 1999 (SEC File No. 001-0839) and incorporated herein by reference.
10.7	Agreement of Limited Liability Company of PSAC Storage Investors, L.L.C. Filed with PSI's Current Report on Form 8-K dated November 15, 1999 (SEC File No. 001-0839) and incorporated herein by reference.
10.8	Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Annual Report on Form 10-K for the year ended December 31, 1999 (SEC File No. 001-0839) and incorporated herein by reference.
10.9	Amendment to Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 (SEC File No. 001-0839) and incorporated herein by reference.
10.10	Second Amendment to Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 (SEC File No. 001-0839) and incorporated herein by reference.
10.11	Third Amendment to Amended and Restated Agreement of Limited Partnership of PSA Institutional Partners, L.P. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.
10.12	Limited Partnership Agreement of PSAF Acquisition Partners, L.P. Filed with PSI's Annual Report on Form 10-K for the year ended December 31, 2003 (SEC File No. 001-0839) and incorporated herein by reference.
10.13	Credit Agreement by and among Registrant, Wells Fargo Bank, National Association and Wachovia Bank, National Association as co-lead arrangers, and the other financial institutions party thereto, dated March 27, 2007. Filed with PSI's Current Report on Form 8-K on April 2, 2007 (SEC File No. 001-0839) and incorporated herein by reference.
10.14*	Post-Retirement Agreement between Registrant and B. Wayne Hughes dated as of March 11, 2004. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and incorporated herein by reference.

10.15*	Shurgard Storage Centers, Inc. 1995 Long Term Incentive Compensation Plan. Incorporated by reference to Appendix B of Definitive Proxy Statement dated June 8, 1995 filed by Shurgard (SEC File No. 001-11455).
10.16*	Shurgard Storage Centers, Inc. 2000 Long-Term Incentive Plan. Incorporated by reference to Exhibit 10.27 Annual Report on Form 10-K for the year ended December 31, 2000 filed by Shurgard (SEC File No. 001-11455).
10.17*	Shurgard Storage Centers, Inc. 2004 Long Term Incentive Compensation Plan. Incorporated by reference to Appendix A of Definitive Proxy Statement dated June 7, 2004 filed by Shurgard (SEC File No. 001-11455).
10.18*	Public Storage, Inc. 1996 Stock Option and Incentive Plan. Filed with PSI's Annual Report on Form 10-K for the year ended December 31, 2000 (SEC File No. 001-0839) and incorporated herein by reference.
10.19*	Public Storage, Inc. 2000 Non-Executive/Non-Director Stock Option and Incentive Plan. Filed with PSI's Registration Statement on Form S-8 (SEC File No. 333-52400) and incorporated herein by reference.
10.20*	Public Storage, Inc. 2001 Non-Executive/Non-Director Stock Option and Incentive Plan. Filed with PSI's Registration Statement on Form S-8 (SEC File No. 333-59218) and incorporated herein by reference.
10.21*	Public Storage, Inc. 2001 Stock Option and Incentive Plan ("2001 Plan"). Filed with PSI's Registration Statement on Form S-8 (SEC File No. 333-59218) and incorporated herein by reference.
10.22*	Form of 2001 Plan Non-qualified Stock Option Agreement. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.
10.23*	Form of 2001 Plan Restricted Share Unit Agreement. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.
10.24*	Form of 2001 Plan Non-Qualified Outside Director Stock Option Agreement. Filed with PSI's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 (SEC File No. 001-0839) and incorporated herein by reference.
10.25*	Public Storage, Inc. Performance-Based Compensation Plan for Covered Employees. Filed with PSI's Current Report on Form 8-K dated May 11, 2005 (SEC File No. 001-0839) and incorporated herein by reference.
10.26*	Public Storage 2007 Equity and Performance-Based Incentive Compensation Plan. Filed as Exhibit 4.1 to Registrant's Registration Statement on Form S-8 (SEC File No. 333-144907) and incorporated herein by reference.
10.27*	Form of 2007 Plan Restricted Stock Unit Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.
10.28*	Form of 2007 Plan Stock Option Agreement. Filed with Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference.
10.29*	Form of Indemnity Agreement. Filed with Registrant's Amendment No. 1 to Registration Statement

	on Form S-4 (SEC File No. 333-141448) and incorporated herein by reference.
12	Statement Re: Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends. Filed herewith.
23.1	Consent of Ernst & Young LLP. Filed herewith.
31.1	Rule 13a – 14(a) Certification. Filed herewith.
31.2	Rule 13a – 14(a) Certification. Filed herewith.
32	Section 1350 Certifications. Filed herewith.
101 .INS**	XBRL Instance Document
101 .SCH**	XBRL Taxonomy Extension Schema
101 .CAL**	XBRL Taxonomy Extension Calculation Linkbase
101 .DEF**	XBRL Taxonomy Extension Definition Linkbase
101 .LAB**	XBRL Taxonomy Extension Label Linkbase
101 .PRE**	XBRL Taxonomy Extension Presentation Link

_ (1) SEC File No. 001-33519 unless otherwise indicated.

* Denotes management compensatory plan agreement or arrangement.

** Furnished herewith.

PUBLIC STORAGE
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(Item 15 (a))

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders
Public Storage

We have audited the accompanying consolidated balance sheets of Public Storage as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Public Storage at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Public Storage's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

Los Angeles, California
February 28, 2011

PUBLIC STORAGE
CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009
(Amounts in thousands, except share data)

	December 31, 2010	December 31, 2009
ASSETS		
Cash and cash equivalents	$ 456,252	$ 763,789
Marketable securities	102,279	-
Real estate facilities, at cost:		
Land	2,789,227	2,717,368
Buildings	7,798,120	7,575,587
	10,587,347	10,292,955
Accumulated depreciation	(3,061,459)	(2,734,449)
	7,525,888	7,558,506
Construction in process	6,928	3,527
	7,532,816	7,562,033
Investment in real estate entities	601,569	612,316
Goodwill, net	174,634	174,634
Intangible assets, net	42,091	38,270
Loan receivable from Shurgard Europe	495,229	561,703
Other assets	90,463	92,900
Total assets	$ 9,495,333	$ 9,805,645
LIABILITIES AND EQUITY		
Notes payable	$ 568,417	$ 518,889
Accrued and other liabilities	205,769	212,253
Total liabilities	774,186	731,142
Redeemable noncontrolling interests in subsidiaries (Note 7)	12,213	13,122
Commitments and contingencies (Note 13)		
Equity:		
Public Storage shareholders' equity:		
Cumulative Preferred Shares of beneficial interest, $0.01 par value, 100,000,000 shares authorized, 486,390 shares issued (in series) and outstanding, (886,140 at December 31, 2009), at liquidation preference	3,396,027	3,399,777
Common Shares of beneficial interest, $0.10 par value, 650,000,000 shares authorized, 169,252,819 shares issued and outstanding (168,405,539 at December 31, 2009)	16,927	16,842
Equity Shares of beneficial interest, Series A, $0.01 par value, 100,000,000 shares authorized, none outstanding (8,377.193 shares issued and outstanding at December 31, 2009) (Note 8)	-	-
Paid-in capital	5,515,827	5,680,549
Accumulated deficit	(236,410)	(153,759)
Accumulated other comprehensive loss	(15,773)	(15,002)
Total Public Storage shareholders' equity	8,676,598	8,928,407
Equity of permanent noncontrolling interests in subsidiaries (Note 7)	32,336	132,974
Total equity	8,708,934	9,061,381
Total liabilities and equity	$ 9,495,333	$ 9,805,645

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF INCOME
For each of the three years in the period ended December 31, 2010
(Amounts in thousands, except per share amounts)

	2010	2009	2008
Revenues:			
Self-storage facilities	$ 1,513,324	$ 1,487,295	$ 1,575,912
Ancillary operations	104,381	107,597	108,421
Interest and other income	29,017	29,813	36,155
	1,646,722	1,624,705	1,720,488
Expenses:			
Cost of operations:			
Self-storage facilities	496,302	485,695	517,752
Ancillary operations	33,689	36,011	36,528
Depreciation and amortization	354,006	339,766	408,983
General and administrative	38,487	35,735	62,809
Interest expense	30,225	29,916	43,944
	952,709	927,123	1,070,016
Income from continuing operations before equity in earnings of real estate entities, foreign currency exchange gain (loss), gains on disposition of real estate investments, net, gain on early retirement of debt and asset impairment charges	694,013	697,582	650,472
Equity in earnings of real estate entities	38,352	53,244	20,391
Foreign currency exchange gain (loss)	(42,264)	9,662	(25,362)
Gains on disposition of real estate investments, net	396	33,426	336,545
Gain on early retirement of debt	431	4,114	-
Asset impairment charges	(2,332)	-	(525)
Income from continuing operations	688,596	798,028	981,521
Discontinued operations	7,518	(7,572)	(7,649)
Net income	696,114	790,456	973,872
Net income allocated (to) from noncontrolling interests in subsidiaries:			
Based upon income of the subsidiaries	(23,676)	(27,835)	(38,696)
Based upon repurchases of preferred partnership units	(400)	72,000	-
Net income allocable to Public Storage shareholders	$ 672,038	$ 834,621	$ 935,176
Allocation of net income to (from) Public Storage shareholders:			
Preferred shareholders based on distributions paid	$ 232,745	$ 232,431	$ 239,721
Preferred shareholders based on repurchases	7,889	(6,218)	(33,851)
Equity Shares, Series A	5,131	20,524	21,199
Equity Shares, Series A based on redemptions	25,746	-	-
Restricted share units	1,349	1,918	2,304
Common shareholders	399,178	585,966	705,803
	$ 672,038	$ 834,621	$ 935,176
Net income per common share – basic			
Continuing operations	$ 2.32	$ 3.52	$ 4.24
Discontinued operations	0.04	(0.04)	(0.05)
	$ 2.36	$ 3.48	$ 4.19
Net income per common share – diluted			
Continuing operations	$ 2.31	$ 3.51	$ 4.23
Discontinued operations	0.04	(0.04)	(0.05)
	$ 2.35	$ 3.47	$ 4.18
Basic weighted average common shares outstanding	168,877	168,358	168,250
Diluted weighted average common shares outstanding	169,772	168,768	168,675

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF EQUITY
For each of the three years in the period ended December 31, 2010
(Amounts in thousands, except share and per share amounts)

	Cumulative Preferred Shares	Common Shares	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Public Storage Shareholders' Equity	Equity of Permanent Noncontrolling Interests in Subsidiaries	Total Equity
Balances at December 31, 2007	$ 3,527,500	$ 16,943	$ 5,653,975	$ (485,354)	$ 50,065	$ 8,763,129	$ 500,127	$ 9,263,256
Repurchase of cumulative preferred shares (852,378 shares) (Note 8)	(103,173)	-	36,294	-	-	(66,879)	-	(66,879)
Repurchase of Equity Shares, Series A (367,000 shares) (Note 8)	-	-	(7,707)	-	-	(7,707)	-	(7,707)
Issuance of common shares in connection with share-based compensation (377,453 shares) (Note 10)	-	38	10,852	-	-	10,890	-	10,890
Repurchase of common shares (1,520,196 shares) (Note 8)	-	(152)	(111,751)	-	-	(111,903)	-	(111,903)
Share-based compensation expense, net of cash compensation in lieu of common shares (Note 10)	-	-	8,430	-	-	8,430	-	8,430
Adjustments of redeemable noncontrolling interests in subsidiaries to liquidation value (Note 7)	-	-	-	(6,469)	-	(6,469)	-	(6,469)
Deconsolidation of permanent noncontrolling interests in subsidiaries due to disposition of an interest (Note 7)	-	-	-	-	-	-	(148,901)	(148,901)
Net income	-	-	-	973,872	-	973,872	-	973,872
Net income to (Note 7):								
Redeemable noncontrolling interests in subsidiaries	-	-	-	(1,083)	-	(1,083)	-	(1,083)
Permanent noncontrolling equity interests	-	-	-	(37,613)	-	(37,613)	37,613	-
Distributions to equity holders:								
Cumulative preferred shares (Note 8)	-	-	-	(239,721)	-	(239,721)	-	(239,721)
Permanent noncontrolling interests in subsidiaries	-	-	-	-	-	-	(37,993)	(37,993)
Equity Shares, Series A ($2.45 per depositary share)	-	-	-	(21,199)	-	(21,199)	-	(21,199)
Holders of unvested restricted share units	-	-	-	(1,933)	-	(1,933)	-	(1,933)
Common shares ($2.80 per share)	-	-	-	(470,823)	-	(470,823)	-	(470,823)
Other comprehensive loss (Note 2)	-	-	-	-	(81,996)	(81,996)	7,263	(74,733)
Balances at December 31, 2008	3,424,327	16,829	5,590,093	(290,323)	(31,931)	8,708,995	358,109	9,067,104
Repurchase of cumulative preferred shares (982,000 shares) (Note 8)	(24,550)	-	7,015	-	-	(17,535)	-	(17,535)
Repurchase of preferred partnership units (Note 7)	-	-	72,000	-	-	72,000	(225,000)	(153,000)
Issuance of common shares in connection with share-based compensation (125,807 shares) (Note 10)	-	13	2,179	-	-	2,192	-	2,192
Share-based compensation expense, net of cash compensation in lieu of common shares (Note 10)	-	-	9,262	-	-	9,262	-	9,262
Adjustments of redeemable noncontrolling interests in subsidiaries to liquidation value (Note 7)	-	-	-	(1,392)	-	(1,392)	-	(1,392)
Net income	-	-	-	790,456	-	790,456	-	790,456
Net income allocated to (Note 7):								
Redeemable noncontrolling interests in subsidiaries	-	-	-	(993)	-	(993)	-	(993)
Permanent noncontrolling equity interests	-	-	-	(26,842)	-	(26,842)	26,842	-
Distributions to equity holders:								
Cumulative preferred shares (Note 8)	-	-	-	(232,431)	-	(232,431)	-	(232,431)
Permanent noncontrolling interests in subsidiaries	-	-	-	-	-	-	(26,977)	(26,977)
Equity Shares, Series A ($2.45 per depositary share)	-	-	-	(20,524)	-	(20,524)	-	(20,524)
Holders of unvested restricted share units	-	-	-	(1,306)	-	(1,306)	-	(1,306)

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF EQUITY
For each of the three years in the period ended December 31, 2010
(Amounts in thousands, except share and per share amounts)

	Cumulative Preferred Shares	Common Shares	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Public Storage Shareholders' Equity	Equity of Permanent Noncontrolling Interests in Subsidiaries	Total Equity
Common shares ($2.20 per share)	-	-	-	(370,404)	-	(370,404)	-	(370,404)
Other comprehensive income (Note 2)	-	-	-	-	16,929	16,929	-	16,929
Balances at December 31, 2009	3,399,777	16,842	5,680,549	(153,759)	(15,002)	8,928,407	132,974	9,061,381
Repurchase of cumulative preferred shares (10,950,000 shares) (Note 8)	(273,750)	-	800	-	-	(272,950)	-	(272,950)
Issuance of cumulative preferred shares (10,800,000 shares) (Note 8)	270,000	-	(8,897)	-	-	261,103	-	261,103
Repurchase of preferred partnership units (Note 7)	-	-	(400)	-	-	(400)	(100,000)	(100,400)
Redemption of Equity Shares, Series A (8,377.193 shares) (Note 8)	-	-	(205,366)	-	-	(205,366)	-	(205,366)
Issuance of common shares in connection with share-based compensation (847,280 shares) (Note 10)	-	85	41,223	-	-	41,308	-	41,308
Share-based compensation expense, net of cash compensation in lieu of common shares (Note 10)	-	-	7,918	-	-	7,918	-	7,918
Adjustments of redeemable noncontrolling interests in subsidiaries to liquidation value (Note 7)	-	-	-	(319)	-	(319)	-	(319)
Net income	-	-	-	696,114	-	696,114	-	696,114
Net income allocated to (Note 7):								
Redeemable noncontrolling interests in subsidiaries	-	-	-	(933)	-	(933)	-	(933)
Permanent noncontrolling equity interests	-	-	-	(22,743)	-	(22,743)	22,743	-
Distributions to equity holders:								
Cumulative preferred shares (Note 8)	-	-	-	(232,745)	-	(232,745)	-	(232,745)
Permanent noncontrolling interests in subsidiaries	-	-	-	-	-	-	(23,381)	(23,381)
Equity Shares, Series A ($0.6125 per depositary share)	-	-	-	(5,131)	-	(5,131)	-	(5,131)
Holders of unvested restricted share units	-	-	-	(1,589)	-	(1,589)	-	(1,589)
Common shares ($3.05 per share)	-	-	-	(515,305)	-	(515,305)	-	(515,305)
Other comprehensive income (Note 2)	-	-	-	-	(771)	(771)	-	(771)
Balances at December 31, 2010	$ 3,396,027	$ 16,927	$ 5,515,827	$ (236,410)	$ (15,773)	$ 8,676,598	$ 32,336	$ 8,708,934

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2010
(Amounts in thousands)

	2010	2009	2008
Cash flows from operating activities:			
Net income	$ 696,114	$ 790,456	$ 973,872
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on disposition of real estate investments, including amounts in discontinued operations	(8,190)	(39,444)	(336,545)
Gain on early retirement of debt	(431)	(4,114)	-
Asset impairment charges, including amounts in discontinued operations	2,927	8,205	525
Depreciation and amortization, including amounts in discontinued operations	354,386	342,127	414,201
Distributions received from real estate entities in excess of (less than) equity in earnings of real estate entities	11,536	(3,836)	23,064
Foreign currency exchange loss (gain)	42,264	(9,662)	25,362
Other	(5,385)	29,125	(23,508)
Total adjustments	397,107	322,401	103,099
Net cash provided by operating activities	1,093,221	1,112,857	1,076,971
Cash flows from investing activities:			
Capital improvements to real estate facilities	(77,500)	(62,352)	(76,311)
Construction in process	(16,759)	(14,165)	(74,611)
Acquisition of real estate facilities and tenant intangibles (Note 4)	(107,945)	-	(43,569)
Proceeds from sales of other real estate investments	15,210	11,596	2,227
Acquisition of common stock of PS Business Parks	-	(17,825)	-
Proceeds from the disposition of interest in Shurgard Europe (Note 3)	-	-	609,059
Deconsolidation of Shurgard Europe (Note 3)	-	-	(34,588)
Investment in Shurgard Europe	-	-	(54,702)
Proceeds from repayments of loan receivable from Shurgard Europe	24,539	-	-
Acquisition of redeemable noncontrolling interests in subsidiaries	(1,000)	(750)	-
Net purchases of marketable securities	(104,828)	-	-
Other investing activities	1,678	(7,913)	12,513
Net cash (used in) provided by investing activities	(266,605)	(91,409)	340,018
Cash flows from financing activities:			
Principal payments on notes payable	(77,092)	(7,504)	(62,877)
Repurchases of senior unsecured notes payable	-	(109,622)	-
Issuance of secured note payable	-	-	12,750
Proceeds from borrowing on debt of Existing European Joint Ventures	-	-	14,654
Net proceeds from the issuance of common shares	41,308	2,192	10,890
Issuance of cumulative preferred shares	261,103	-	-
Repurchases of common shares	-	-	(111,903)
Repurchases of cumulative preferred shares	(272,950)	(17,535)	(66,879)
Repurchases of Equity Shares, Series A	(205,366)	-	(7,707)
Repurchases of permanent noncontrolling equity interests	(100,400)	(153,000)	-
Distributions paid to Public Storage shareholders	(754,770)	(624,665)	(733,676)
Distributions paid to redeemable noncontrolling interests	(1,161)	(1,290)	(1,335)
Distributions paid to permanent noncontrolling equity interests	(23,381)	(26,977)	(37,993)
Net cash used in financing activities	(1,132,709)	(938,401)	(984,076)
Net increase (decrease) in cash and cash equivalents	(306,093)	83,047	432,913
Net effect of foreign exchange translation on cash	(1,444)	41	2,344
Cash and cash equivalents at the beginning of the year	763,789	680,701	245,444
Cash and cash equivalents at the end of the year	$ 456,252	$ 763,789	$ 680,701

See accompanying notes.

PUBLIC STORAGE
CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended December 31, 2010
(Amounts in thousands)

(Continued)

	2010	2009	2008
Supplemental schedule of non cash investing and financing activities:			
Foreign currency translation adjustment:			
Real estate facilities, net of accumulated depreciation	$ 445	$ (1,444)	$ (90,921)
Construction in process	-	-	(957)
Investment in real estate entities	(789)	(15,764)	63,495
Intangible assets, net	-	-	(4,528)
Loan receivable from Shurgard Europe	41,935	(9,342)	66,461
Other assets	-	-	(3,756)
Notes payable	-	-	28,912
Accrued and other liabilities	-	-	5,879
Permanent noncontrolling equity interests in subsidiaries	-	-	7,263
Accumulated other comprehensive income (loss)	(43,035)	26,591	(69,504)
Adjustments of redeemable noncontrolling interests to fair values:			
Accumulated deficit	(319)	(1,392)	(6,469)
Redeemable noncontrolling interests	319	1,392	6,469
Real estate acquired in exchange for assumption of note payable and extinguishment of investment	(131,698)	-	(12,388)
Note payable assumed in connection with the acquisition of real estate	131,698	-	10,250
Investment extinguished in exchange for real estate	-	-	2,138
Real estate disposed of in exchange for other asset	-	2,941	-
Other asset received in exchange for disposal of real estate	-	(2,941)	-
Deconsolidation of real estate entities (2008: Shurgard Europe, Note 3)			
Real estate facilities, net of accumulated depreciation	-	-	1,693,524
Construction in process	-	-	10,886
Investment in real estate entities	-	-	(588,801)
Loan receivable from Shurgard Europe	-	-	(618,822)
Intangible assets, net	-	-	78,135
Other assets	-	-	68,486
Notes payable	-	-	(424,995)
Accrued and other liabilities	-	-	(104,100)
Permanent noncontrolling equity interests in subsidiaries	-	-	(148,901)
Investment in real estate entities disposed in exchange for other asset	-	-	5,300
Other asset received in exchange for disposal of real estate investments	-	-	(5,300)

See accompanying notes.

1. Description of the Business

Public Storage (referred to herein as "the Company", "the Trust", "we", "us", or "our"), a Maryland real estate investment trust, was organized in 1980. Our principal business activities include the acquisition, development, ownership and operation of self-storage facilities which offer storage spaces for lease, generally on a month-to-month basis, for personal and business use. Our self-storage facilities are located primarily in the United States ("U.S."). We also have interests in self-storage facilities located in seven Western European countries.

At December 31, 2010, we had direct and indirect equity interests in 2,048 self-storage facilities (with approximately 129.6 million net rentable square feet) located in 38 states operating under the "Public Storage" name. In Europe, we own one facility in London, England and we have a 49% interest in Shurgard Europe, which has an ownership interest in 188 self-storage facilities (with approximately 10.1 million net rentable square feet), all operating under the "Shurgard" name. We also have direct and indirect equity interests in approximately 23.5 million net rentable square feet of commercial space located in 11 states in the U.S. primarily operated by PS Business Parks, Inc. ("PSB") under the "PS Business Parks" name.

Any reference to the number of properties, square footage, number of tenant reinsurance policies outstanding and the aggregate coverage of such reinsurance policies are unaudited and outside the scope of our independent registered public accounting firm's audit of our financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are presented on an accrual basis in accordance with U.S. generally accepted accounting principles ("GAAP") as defined in the Financial Accounting Standards Board Accounting Standards Codification (the "Codification"), and include the accounts of the Company and our consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Certain amounts previously reported in our December 31, 2009 and 2008 financial statements have been reclassified to conform to the December 31, 2010 presentation, as a result of discontinued operations.

Consolidation Policy

Codification Section 810-10-15-14 stipulates that generally any entity with a) insufficient equity to finance its activities without additional subordinated financial support provided by any parties, or b) equity holders that, as a group, lack the characteristics specified in the Codification which evidence a controlling financial interest, is considered a Variable Interest Entity ("VIE").

When we are the general partner, we are presumed to control the partnership unless the limited partners possess either a) the substantive ability to dissolve the partnership or otherwise remove us as general partner without cause (commonly referred to as "kick-out rights"), or b) the right to participate in substantive operating and financial decisions of the limited partnership that are expected to be made in the course of the partnership's business.

The accounts of the entities we control, and VIE's that we are the primary beneficiary of, are included in our consolidated financial statements, and all intercompany balances and transactions are eliminated. We account for our investment in entities that we do not consolidate using the equity method of accounting or, if we do not have the ability to exercise significant influence over an investee, the cost method of accounting. Changes in consolidation status are reflected effective the date the change of control or determination of primary beneficiary status occurred, and previously reported periods are not restated. The entities that we consolidate, for the periods in which the reference applies, are referred to hereinafter as the "Subsidiaries." The entities that we have an interest in but do not consolidate, for the periods in which the reference applies, are referred to hereinafter as the "Unconsolidated Entities."

Collectively, at December 31, 2010, the Company and our Subsidiaries own a total of 2,037 real estate facilities included in continuing operations, consisting of 2,029 self-storage facilities in the U.S., one self-storage facility in London, England and seven commercial facilities in the U.S.

At December 31, 2010, the Unconsolidated Entities are comprised of PSB, Shurgard Europe, and various limited and joint venture partnerships (the partnerships referred to as the "Other Investments"). At December 31, 2010, the Other Investments own in aggregate 19 self-storage facilities with 1.1 million net rentable square feet in the U.S.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

For all taxable years subsequent to 1980, the Company has qualified and intends to continue to qualify as a real estate investment trust ("REIT"), as defined in Section 856 of the Internal Revenue Code. As a REIT, we do not incur federal or significant state tax on that portion of our taxable income which is distributed to our shareholders, provided that we meet certain tests. We believe we have met these tests during 2010, 2009 and 2008, and, accordingly, no provision for federal income taxes has been made in the accompanying consolidated financial statements on income produced and distributed on real estate rental operations. We have business operations in taxable REIT subsidiaries that are subject to regular corporate tax on their taxable income, and such corporate taxes attributable to these operations are presented in ancillary cost of operations in our accompanying condensed consolidated statements of income. We also are subject to certain state taxes, which are presented in general and administrative expense in our accompanying consolidated statements of income. We have concluded that there are no significant uncertain tax positions requiring recognition in our financial statements with respect to all tax periods which remain subject to examination by major tax jurisdictions as of December 31, 2010.

Real Estate Facilities

Real estate facilities are recorded at cost. Costs associated with the development, construction, renovation and improvement of properties are capitalized. Interest, property taxes and other costs associated with development incurred during the construction period are capitalized as building cost. Legal services, due diligence, transfer taxes, and other internal and external transaction costs associated with acquisitions are expensed as incurred. Costs associated with the sale of real estate facilities or interests in real estate investments are expensed as incurred. Expenditures for repairs and maintenance are expensed when incurred. Depreciation expense is computed using the straight-line method over the estimated useful lives of the buildings and improvements, which generally range from 5 to 25 years.

Acquisitions of operating self-storage facilities are accounted for under the provisions of Codification Section 805, "Business Combinations." The net acquisition cost includes cash paid to the seller as well as the fair value of any mortgage debt assumed. In the case of multiple facility acquisitions, the aggregate acquisition cost is allocated to each facility based upon the relative estimated fair value of each facility. Any difference between the acquisition cost and the fair value of the real estate facilities is recorded as goodwill. The acquisition cost of each facility is allocated to the underlying land, buildings, and self-storage tenants in place ("Tenant Intangibles") of each facility, based upon the relative estimated fair values. Significant judgment is used to estimate fair values in recording our business combinations, and the valuation process utilizes significant unobservable inputs, which are "Level 3" inputs as the term is defined in FASB Codification Section 820-10-35-52.

Other Assets

Other assets primarily consist of prepaid expenses, accounts receivable, interest receivable, and restricted cash. During the year ended December 31, 2010, we recorded impairment charges with respect to other assets totaling $994,000.

Accrued and Other Liabilities

Accrued and other liabilities consist primarily of trade payables, property tax accruals, tenant prepayments of rents, accrued interest payable, accrued payroll, contingent casualty and other losses which are accrued when probable and to the extent they are estimable, and estimated losses we expect to pay related to our tenant reinsurance activities. When it is at least reasonably possible that a significant unaccrued contingent loss has occurred, we disclose the nature of that potential loss under "Legal Matters" in Note 13 "Commitments and Contingencies".

Financial Instruments

We have estimated the fair value of our financial instruments using available market information and generally accepted valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of market value. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

For purposes of financial statement presentation, we consider all highly liquid financial instruments such as short-term treasury securities, money market funds with daily liquidity and a rating of at least AAA by Standard and Poor's, or investment grade (rated A1 by Standard and Poor's) short-term commercial paper with remaining maturities of three months or less at the date of acquisition to be cash equivalents. Any such cash and cash equivalents which are restricted from general corporate use due to insurance or other regulations, or based upon contractual requirements, are included in other assets.

Marketable securities consist of short-term investments in high-grade corporate securities rated A1 by Standard and Poor's. Because we have the positive intent and ability to hold these securities to maturity, the securities are stated at amortized cost and the related unrecognized gains and losses are excluded from earnings and other comprehensive income. The difference between interest income that is imputed using the effective interest method and the actual note interest collected is recorded as an adjustment to the marketable security balance; marketable securities were decreased $501,000 during the year ended December 31, 2010 in applying the effective interest method. The amortized cost, gross unrecognized holding losses, and fair value of our marketable securities were $102,279,000, ($41,000) and $102,238,000, respectively, at December 31, 2010. The characteristics of the marketable securities and comparative metrics utilized in our evaluation represent significant observable inputs, which are "Level 2" inputs as the term is defined in FASB Codification Section 820-10-35-47. All of our marketable securities have a maturity of one year or less as of December 31, 2010. We periodically assess our marketable securities for other-than-temporary impairment. Any such other-than-temporary impairment from credit loss is recognized as a realized loss and measured as the excess of carrying value over fair value at the time the assessment is made. During the year ended December 31, 2010, we had no other-than-temporary impairment losses.

Due to the short maturity and the underlying characteristics of our cash and cash equivalents, other assets, and accrued and other liabilities, we believe the carrying values as presented on the consolidated balance sheets are reasonable estimates of fair value.

Financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, marketable securities, accounts receivable, the loan receivable from Shurgard Europe, and restricted cash. Cash and cash equivalents and restricted cash are only invested in instruments with an investment grade rating. See "Loan Receivable from Shurgard Europe" below for information regarding our fair value measurement of this instrument.

At December 31, 2010, due primarily to our investment in and loan receivable from Shurgard Europe, our operations and our financial position are affected by fluctuations in currency exchange rates between the Euro, and to a lesser extent, other European currencies, against the U.S. Dollar.

We estimate the fair value of our notes payable to be $574,419,000 at December 31, 2010, based primarily upon discounting the future cash flows under each respective note at an interest rate that approximates loans with similar credit quality and term to maturity. The characteristics of the notes payable and comparative metrics utilized in our evaluation represent significant observable inputs, which are "Level 2" inputs as the term is utilized in FASB Codification Section 820-10-35-47.

We have estimated the fair value of our financial instruments using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop estimates of market value. Accordingly, estimated fair values are not necessarily indicative of the amounts that could be realized in current market exchanges.

Goodwill

Goodwill represents the excess of acquisition cost over the fair value of net tangible and identifiable intangible assets acquired in business combinations, and has an indeterminate life. Each business combination from which our goodwill arose was for the acquisition of single businesses and accordingly, the allocation of our goodwill to our business segments is based directly on such acquisitions. Our goodwill balance of $174,634,000 is reported net of accumulated amortization of $85,085,000 as of December 31, 2010 and 2009.

Intangible Assets

Our tenant intangibles are finite-lived intangible assets representing primarily the estimated value of the tenants in place ("Tenant Intangibles") at the date of the acquisition of each respective facility. Tenant Intangibles are amortized relative to the benefit of the tenants in place to each period. Accumulated amortization reflects those individual real estate facilities where the related Tenant Intangibles had not been fully amortized at each applicable date.

At December 31, 2010, our Tenant Intangibles have a net book value of $23,267,000 ($19,446,000 at December 31, 2009). Accumulated amortization totaled $21,844,000 at December 31, 2010 ($14,688,000 at December 31, 2009), and amortization expense of $13,261,000, $5,530,000 and $51,158,000 was recorded for the years ended December 31, 2010, 2009 and 2008, respectively. During the year ended December 31, 2010, our Tenant Intangibles were increased by $17,280,000 in connection with the acquisition of 42 self-storage facilities (Note 4) and were reduced by $198,000 with an impairment charge for a facility that was subsequently disposed.

We also have an intangible asset representing the value of the "Shurgard" trade name, which is used by Shurgard Europe pursuant to a licensing agreement, with a book value of $18,824,000 at December 31, 2010 and 2009. The Shurgard trade name has an indefinite life and, accordingly, we do not amortize this asset but instead analyze it on an annual basis for impairment. No impairments have been noted from any of our annual evaluations.

Evaluation of Asset Impairment

We evaluate our real estate, tenant intangible assets, and other long-lived assets for impairment on a quarterly basis. We first evaluate these assets for indicators of impairment, and if any indicators of impairment are noted, we determine whether the carrying value of such assets is in excess of the future estimated undiscounted cash flows attributable to these assets. If there is excess carrying value over such future undiscounted cash flows, an impairment charge is recorded for the excess of carrying value over the assets' estimated fair value. Any long-lived assets which we expect to sell or otherwise dispose of prior to their estimated useful life are stated at the lower of their estimated net realizable value (estimated fair value less cost to sell) or their carrying value. During 2010, we recorded impairment charges totaling $2,927,000, comprised of $1,735,000 in real estate facilities (Note 4), of which $397,000 is reflected under "discontinued operations" on our consolidated statements of income, $994,000 in other assets, and $198,000 in intangible assets which is reflected under "discontinued operations" on our consolidated statements of income. During 2009, we recorded an impairment charge of $8,205,000, reflected under "discontinued operations" on our consolidated statements of income, in connection with an eminent domain proceeding at one of our facilities. During 2008, we recorded impairment charges totaling $525,000, including $250,000 of real estate assets and $275,000 of other assets.

We evaluate impairment of goodwill annually by comparing the aggregate book value (including goodwill) of each reporting unit to their respective estimated fair value. No impairment of our goodwill was identified in our annual evaluation at December 31, 2010.

Revenue and Expense Recognition

Rental income, which is generally earned pursuant to month-to-month leases for storage space, as well as late charges and administrative fees, are recognized as earned. Promotional discounts are recognized as a reduction to rental income over the promotional period, which is generally during the first month of occupancy. Ancillary revenues and interest and other income are recognized when earned. Equity in earnings of real estate entities is recognized based on our ownership interest in the earnings of each of the Unconsolidated Entities.

We accrue for property tax expense based upon actual amounts billed for the related time periods and, in some circumstances due to taxing authority assessment and billing timing and disputes of assessed amounts, estimates and historical trends. If these estimates are incorrect, the timing and amount of expense recognition could be affected. Cost of operations, general and administrative expense, interest expense, as well as television, yellow page, and other advertising expenditures are expensed as incurred.

Foreign Currency Exchange Translation

The local currency is the functional currency for the foreign operations we have an interest in. Assets and liabilities included on our consolidated balance sheets, including our equity investment in, and our loan receivable from, Shurgard Europe, are translated at end-of-period exchange rates, while revenues, expenses, and equity in earnings in the related real estate entities, are translated at the average exchange rates in effect during the period. The Euro, which represents the functional currency used by a majority of the foreign operations we have an interest in, was translated at an end-of-period exchange rate of approximately 1.325 U.S. Dollars per Euro at December 31, 2010 (1.433 at December 31, 2009), and average exchange rates of 1.326, 1.393 and 1.470 for the years ended December 31, 2010, 2009 and 2008, respectively. Equity is translated at historical rates and the resulting cumulative translation adjustments, to the extent not included in net income, are included as a component of accumulated other comprehensive income (loss) until the translation adjustments are realized. See "Other Comprehensive Income" below for further information regarding our foreign currency translation gains and losses.

Fair Value Accounting

As the term is used in our financial statements, "fair value" is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. We prioritize the inputs used in measuring fair value based upon a three-tier fair value hierarchy described in the FASB Codification Section 820-10-35. See "Loan Receivable from Shurgard Europe" below, and "Financial Instruments" and "Real Estate Facilities" above, as well as "Redeemable Noncontrolling Interests in Subsidiaries" and "Other Permanent Noncontrolling Interests in Subsidiaries" in Note 7 for information regarding our fair value measurements.

Loan Receivable from Shurgard Europe

As of December 31, 2010, we had a €373.7 million loan receivable from Shurgard Europe totaling $495.2 million (€391.9 million totaling $561.7 million at December 31, 2009). The loan, as amended, bears interest at a fixed rate of 9.0% per annum and matures March 31, 2013. Prior to being amended on October 31, 2009, the loan bore interest at a fixed rate of 7.5% per annum and matured on March 31, 2010. All other material terms and conditions remained the same after the amendment.

The loan is denominated in Euros and is translated to U.S. Dollars for financial statement purposes. During each applicable period, because we expect repayment of the loan within two years of each respective balance sheet date, we recognize foreign exchange rate gains or losses in income as a result of changes in exchange rates between the Euro and the U.S. Dollar, totaling a loss of $41,932,000, a gain of $9,342,000 and a loss of $25,086,000 in 2010, 2009 and 2008, respectively.

For the years ended December 31, 2010, 2009 and 2008, we recorded interest income of approximately $24,268,000, $24,013,000 and $17,859,000, respectively, related to the loan. These amounts reflect 51% of the aggregate interest on the loans, with the other 49%, reflecting our ownership interest in Shurgard Europe, classified as equity in earnings of real estate entities. Loan fees collected from Shurgard Europe are amortized on a straight-line basis as interest income over the applicable term to which the fee applies. We received $24,539,000 (€18,200,000) in principal repayments on the loan during the year ended December 31, 2010.

Although there can be no assurance, we believe that Shurgard Europe has sufficient liquidity and collateral, and we have sufficient creditor rights, such that credit risk relating to the loan is minimal. In addition, we believe the interest rate on the loan approximates the market rate for loans with similar credit characteristics and tenor, and that the carrying value of the loan approximates fair value. The characteristics of the loan and comparative metrics utilized in our evaluation represent significant unobservable inputs, which are "Level 3" inputs as the term is utilized in FASB Codification Section 820-10-35-52.

Other Comprehensive Income

Other comprehensive income consists primarily of foreign currency translation adjustments. Other comprehensive income is reflected as an adjustment to "Accumulated Other Comprehensive Income" in the equity section of our consolidated balance sheet, and is added to our net income in determining total comprehensive income for the period as reflected in the following table:

	For the Year Ended December 31,		
	2010	2009	2008
	(Amounts in thousands)		
Net income	$ 696,114	$ 790,456	$ 973,872
Other comprehensive income (loss):			
Aggregate foreign currency translation adjustments for the period (a)	(43,035)	26,591	(69,504)
Adjust for foreign currency translation adjustments recognized during the period:			
Gain on disposition of real estate investments, net	-	-	(37,854)
Foreign currency loss (gain) (b)	42,264	(9,662)	25,362
Other comprehensive income (loss) income for the period	(771)	16,929	(81,996)
Total comprehensive income	$ 695,343	$ 807,385	$ 891,876

(a) Included in the foreign currency loss for the year ended December 31, 2010 is a realized gain of $0.5 million in connection with €18.2 million of principal repayments during that period. This gain represents the difference between the spot rates on the date the amounts were initially funded by us (1.32 U.S. Dollars per Euro) and the repayment dates (average rate of 1.35 U.S. Dollars per Euro).

(b) The foreign currency exchange gains and losses reflected on our consolidated statements of income are comprised primarily of foreign currency exchange gains and losses on our loan receivable from Shurgard Europe.

Discontinued Operations

The revenues and expenses of operating units (including individual real estate facilities) that can be segregated from the other operations of the Company, and either i) have been eliminated from the ongoing operations of the Company or ii) are expected to be eliminated from the ongoing operations of the Company within the next year pursuant to a committed plan of disposal, are reclassified and presented for all periods as "discontinued operations" on our consolidated statements of income.

Included in discontinued operations are the historical operations of self-storage facilities that were disposed of in 2009 and 2010 and our truck rental and containerized storage operations which both ceased operations in 2009. In addition to revenues and expenses of these operating units prior to disposal, discontinued operations is comprised primarily of gains on disposition of real estate facilities of $7,794,000 and $6,018,000 for 2010 and 2009, respectively, a $595,000 impairment charge on real estate and intangible assets incurred in 2010, a $8,205,000 impairment charge on intangible assets incurred in 2009, and $3,500,000 in truck disposal expenses in 2009.

Net Income per Common Share

We first allocate net income to our noncontrolling interests in subsidiaries (Note 7) and preferred shareholders to arrive at net income allocable to our common shareholders and Equity Shares, Series A. Net income allocated to preferred shareholders or noncontrolling interests in subsidiaries includes any excess of the cash required to redeem any preferred securities in the period over the net proceeds from the original issuance of the securities (or, if securities are redeemed for less than the original issuance proceeds, income allocated to the holders of the redeemed securities is reduced).

The remaining net income is allocated among our regular common shares, restricted share units, and our Equity Shares, Series A based upon the dividends declared (or accumulated) for each security in the period, combined with each security's participation rights in undistributed earnings. Net income allocated to the Equity Shares, Series A for the year ended December 31, 2010 also includes $25.7 million, representing the excess of cash paid to redeem the securities over the original issuance proceeds. We redeemed these securities on April 15, 2010.

Net income allocated to our regular common shares from continuing operations is computed by eliminating the net income or loss from discontinued operations allocable to our regular common shares, from net income allocated to our regular common shares.

Basic net income per share, basic net income (loss) from discontinued operations per share, and basic net income from continuing operations per share are computed using the weighted average common shares outstanding. Diluted net income per share, diluted net income (loss) from discontinued operations per share, and diluted net income from continuing operations per share are computed using the weighted average common shares outstanding, adjusted for the impact, if dilutive, of stock options outstanding (Note 10).

The following table reflects the components of the calculations of our basic and diluted net income per share, basic and diluted net income (loss) from discontinued operations per share, and basic and diluted net income from continuing operations per share which are not already otherwise set forth on the face of our consolidated statements of income:

	For the Year Ended December 31,		
	2010	2009	2008
	(Amounts in thousands)		
Net income allocable to common shareholders from continuing operations and discontinued operations:			
Net income allocable to common shareholders	$ 399,178	$ 585,966	$ 705,803
Eliminate: Discontinued operations allocable to common shareholders	(7,518)	7,572	7,649
Net income from continuing operations allocable to common shareholders	$ 391,660	$ 593,538	$ 713,452
Weighted average common shares and equivalents outstanding:			
Basic weighted average common shares outstanding	168,877	168,358	168,250
Net effect of dilutive stock options - based on treasury stock method using average market price	895	410	425
Diluted weighted average common shares outstanding	169,772	168,768	168,675

3. Disposition of an Interest in Shurgard Europe

On March 31, 2008, an institutional investor acquired a 51% interest in Shurgard European Holdings LLC ("Shurgard Holdings"), a newly formed Delaware limited liability company and the holding company for Shurgard Europe. We own the remaining 49% interest and are the managing member of Shurgard Holdings.

Our net proceeds from the transaction aggregated $609,059,000, comprised of $613,201,000 paid by the institutional investor less $4,142,000 in legal, accounting, and other expenses incurred in connection with the transaction. As a result of the disposition, we reduced our investment in Shurgard Europe by approximately $302,228,000 for the pro rata portion of our March 31, 2008 investment that was sold, and a total of $344,685,000 was reflected on our consolidated statement of income as "gains on disposition of real estate investments, net," representing i) the difference between the net proceeds received of $609,059,000 and the pro rata portion of our investment sold of $302,228,000, and ii) the realization of $37,854,000 in foreign exchange gains, representing 51% (the pro rata portion of Shurgard Europe that was sold) in cumulative foreign exchange gains for Shurgard Europe previously recognized in Other Comprehensive Income.

The results of operations of Shurgard Europe have been included in our consolidated statements of income for the three months ended March 31, 2008. Commencing on April 1, 2008, our pro rata share of operations of Shurgard Europe is reflected on our consolidated statement of income under equity in earnings of real estate entities.

4. Real Estate Facilities

Activity in real estate facilities during 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	(Amounts in thousands)		
Operating facilities, at cost:			
Beginning balance	$ 10,292,955	$ 10,207,022	$ 11,658,807
Capital improvements	77,500	62,352	76,311
Acquisition of real estate facilities	222,580	-	52,932
Newly developed facilities opened for operations	13,358	30,978	93,416
Disposition of real estate facilities	(16,665)	(9,419)	(1,522)
Impairment of real estate facilities	(1,735)	-	-
Impact of foreign exchange rate changes	(646)	2,022	93,200
Disposition of an interest in Shurgard Europe (Note 3)	-	-	(1,766,122)
Ending balance	10,587,347	10,292,955	10,207,022
Accumulated depreciation:			
Beginning balance	(2,734,449)	(2,405,473)	(2,128,225)
Depreciation expense	(336,856)	(332,431)	(347,895)
Disposition of real estate facilities	9,645	4,033	328
Impact of foreign exchange rate changes	201	(578)	(2,279)
Disposition of an interest in Shurgard Europe (Note 3)	-	-	72,598
Ending balance	(3,061,459)	(2,734,449)	(2,405,473)
Construction in process:			
Beginning balance	3,527	20,340	51,972
Current development	16,759	14,165	74,611
Newly developed facilities opened for operation	(13,358)	(30,978)	(93,416)
Disposition of an interest in Shurgard Europe (Note 3)	-	-	(10,886)
Write off of development costs	-	-	(2,898)
Impact of foreign exchange rate changes	-	-	957
Ending balance	6,928	3,527	20,340
Total real estate facilities at December 31,	$ 7,532,816	$ 7,562,033	$ 7,821,889

During 2010, we acquired 42 operating self-storage facilities (2,660,000 net rentable square feet) from third parties for $239,643,000, consisting of the assumption of mortgage debt with an aggregate fair value of $131,698,000 and $107,945,000 of cash. The aggregate cost was allocated $222,580,000 to real estate facilities, $17,280,000 to intangibles and $217,000 to other liabilities. For the year ended December 31, 2010, we also incurred $2,563,000 in transaction costs related to the acquisitions. These amounts were included in general and administrative expense on our accompanying consolidated statements of income.

During 2010, we completed three expansion projects to existing facilities at an aggregate cost of $13,358,000. During 2010, net proceeds with respect to dispositions totaled $15,210,000 and we recorded a gain of $8,190,000 ($396,000 included in "gains on disposition of real estate facilities, net" and $7,794,000 included in discontinued operations).

During 2009, we completed one newly developed facility and various expansion projects to existing facilities at an aggregate cost of $30,978,000. During 2009, net proceeds with respect to dispositions included $11,596,000 in cash and an other asset valued at $2,941,000. We recorded an aggregate gain of approximately $9,151,000, of which $6,018,000 is included in discontinued operations and $3,133,000 is included in "gains on disposition of real estate investments, net."

During 2008, we completed two newly developed facilities at a total cost of $13,431,000, as well as various expansion projects at a total cost of $46,522,000. During the first quarter of 2008, prior to its deconsolidation, Shurgard Europe opened real estate facilities at a total cost of $33,463,000. During 2008, we acquired four self-storage facilities in the U.S. from third parties, and three facilities previously owned by the unconsolidated entities, for an aggregate cost of $55,957,000, consisting of $43,569,000 in cash, $2,138,000 in existing investments, and assumed mortgage debt totaling $10,250,000. The aggregate cost was allocated $52,932,000 to real estate facilities and $3,025,000 to intangibles. During 2008, we received net proceeds from disposals totaling $2,227,000, and recorded a gain on disposition of $1,283,000. In addition, we recorded an impairment charge with respect to real estate facilities totaling $250,000 in 2008.

At December 31, 2010, the adjusted basis of real estate facilities for federal tax purposes was approximately $7.3 billion (unaudited).

5. Investments in Real Estate Entities

The following table sets forth our investments in the real estate entities at December 31, 2010 and 2009, and our equity in earnings of real estate entities for each of the three years ended December 31, 2010 (amounts in thousands):

	Investments in Real Estate Entities at December 31,		Equity in Earnings of Real Estate Entities for the Year Ended December 31,		
	2010	2009	2010	2009	2008
PSB	$ 323,795	$ 326,145	$ 20,719	$ 35,108	$ 14,325
Shurgard Europe	264,681	272,345	15,872	16,269	4,134
Other Investments	13,093	13,826	1,761	1,867	1,932
Total	$ 601,569	$ 612,316	$ 38,352	$ 53,244	$ 20,391

Included in equity in earnings of real estate entities for the year ended December 31, 2009 is $16,284,000, representing our share of the earnings allocated from PSB's preferred shareholders as a result of PSB's repurchases of preferred stock and preferred units for amounts that were less than the related book value, during the period. During 2008, we disposed of one of the Other Investments in exchange for another asset valued at $5,300,000, and recorded a loss on disposition of real estate investments for a total of $9,423,000.

During the years ended December 31, 2010, 2009 and 2008, we received cash distributions from our investments in real estate entities totaling $49,888,000, $49,408,000 and $43,455,000, respectively.

During the years ended December 31, 2010 and 2009, our investment in Shurgard Europe increased by approximately $789,000 and $15,764,000, respectively, due to the impact of changes in foreign currency exchange rates. During the year ended December 31, 2009, our investments in real estate entities increased by $48,118,000 due to (i) $17,825,000 representing our acquisition of an additional 383,333 shares of PSB common stock and (ii) $30,293,000 presented in "gains on disposition of real estate investments" in connection with PSB's sale of common stock in a public offering described below in "Investment in PSB."

Investment in PSB

PSB is a REIT traded on the New York Stock Exchange, which controls an operating partnership (collectively, the REIT and the operating partnership are referred to as "PSB"). We have a 41% common equity interest in PSB as of December 31, 2010 and 2009, comprised of our ownership of 5,801,606 shares of PSB's common stock and 7,305,355 limited partnership units in the operating partnership. The limited partnership units are convertible at our option, subject to certain conditions, on a one-for-one basis into PSB common stock. Based upon the closing price at December 31, 2010 ($55.72 per share of PSB common stock), the shares and units we owned had a market value of approximately $730.3 million as compared to our book value of $323.8 million. We account for our investment in PSB using the equity method.

During the year ended December 31, 2009, PSB sold 3,450,000 shares of its common stock in a public offering for net proceeds of $153.6 million. In accordance with FASB ASC Topic 323, Investments – Equity Method and Joint Ventures, we recognized a gain totaling $30,293,000 on the share issuance by PSB, as if we had sold a proportionate share of our investment in PSB. Concurrent with this public offering, we purchased 383,333 shares of PSB common stock from PSB at the same price per share as the public offering for a total cost of $17,825,000.

The following table sets forth selected financial information of PSB; the amounts represent 100% of PSB's balances and not our pro-rata share.

	2010	2009	2008
	(Amounts in thousands)		
For the year ended December 31,			
Total revenue	$ 279,089	$ 271,655	$ 281,843
Costs of operations	(90,534)	(85,912)	(87,182)
Depreciation and amortization	(78,868)	(84,504)	(99,317)
General and administrative	(9,651)	(6,202)	(8,099)
Other items	1,986	(698)	(1,898)
Net income	$ 102,022	$ 94,339	$ 85,347
As of December 31,			
Total assets (primarily real estate)	$ 1,621,057	$ 1,564,822	
Debt	144,511	52,887	
Other liabilities	53,421	46,298	
Preferred stock and units	651,964	699,464	
Common equity and units	771,161	766,173	

Investment in Shurgard Europe

At December 31, 2010, we had a 49% equity investment in Shurgard Europe, which owns 116 facilities directly and has a 20% interest in 72 self-storage facilities located in Europe which operate under the "Shurgard" name. As a result of our disposition of an interest in Shurgard Europe, we deconsolidated Shurgard Europe effective March 31, 2008 (see Note 3) and subsequently account for our investment in Shurgard Europe using the equity method.

Our equity in earnings of Shurgard Europe includes our 49% equity share of Shurgard Europe's operations, as well as 49% of the interest and trademark license fees that we received from Shurgard Europe. The following table sets forth our equity in earnings Shurgard Europe:

	2010	2009	2008 (b)
	(Amounts in thousands)		
For the year ended December 31,			
Our 49% equity share of Shurgard Europe's net loss	$ (8,262)	$ (7,589)	$ (13,640)
Add our 49% equity share of amounts received from Shurgard Europe (a):			
Interest on loan receivable	23,316	23,071	17,161
Trademark license fee	818	787	613
Total equity in earnings of Shurgard Europe	$ 15,872	$ 16,269	$ 4,134

(a) In addition to recording our 49% equity share of Shurgard Europe's operations as equity in earnings of real estate entities, in consolidation we also reclassify 49% of the interest income on our loan receivable from Shurgard Europe, and trademark license fees received from Shurgard Europe, from interest and other income to equity in earnings. The remaining 51% of these amounts, which are attributable to the pro-rata share of Shurgard Europe that we do not own, are included in interest and other income.

(b) As noted above, we deconsolidated Shurgard Europe effective March 31, 2008. Accordingly, the amounts included in equity in earnings of real estate entities for 2008 are for the period April 1, 2008 through December 31, 2008, as amounts (net of intercompany eliminations) prior to April 1, 2008 are included in our consolidated financial statements.

The following table sets forth selected financial information of Shurgard Europe. These amounts are based upon 100% of Shurgard Europe's balances (on a consolidated basis, including the operations of the 72 self-storage facilities in which Shurgard Europe has a 20% interest), rather than our pro rata share, and are based upon our historical acquired book basis.

Amounts for all periods are presented, notwithstanding that Shurgard Europe was deconsolidated effective March 31, 2008. Accordingly, only the amounts (net of intercompany eliminations) prior to April 1, 2008 are included in our consolidated financial statements.

	2010	2009	2008
		(Amounts in thousands)	
For the year ended December 31,			
Self-storage and ancillary revenues	$ 235,623	$ 225,777	$ 238,842
Interest and other income	120	515	1,192
Self-storage and ancillary cost of operations	(98,690)	(100,135)	(102,658)
Trademark license fee payable to Public Storage	(1,670)	(1,606)	(1,894)
Depreciation and amortization	(64,064)	(59,926)	(93,915)
General and administrative	(8,725)	(9,966)	(16,098)
Interest expense on third party debt	(12,353)	(15,557)	(23,937)
Interest expense on loan payable to Public Storage	(47,583)	(47,084)	(45,528)
Income (expenses) from foreign currency exchange	(835)	736	(4,214)
Discontinued operations	-	8	(131)
Net income (loss) (a)	$ 1,823	$ (7,238)	$ (48,341)
Net income (loss) allocated to permanent noncontrolling equity interests in subsidiaries (a)	18,684	8,250	(10,217)
Net loss allocated to Shurgard Europe	$ (16,861)	$ (15,488)	$ (38,124)
As of December 31,			
Total assets (primarily self-storage facilities)	$ 1,503,961	$ 1,617,579	
Total debt to third parties	279,174	328,510	
Total debt to Public Storage	495,229	561,703	
Other liabilities	73,027	75,074	
Equity	656,531	652,292	

(a) Includes depreciation expense allocated to the permanent noncontrolling equity interests in subsidiaries totaling $6,935,000, $9,931,000 and $12,752,000 in the years ended December 31, 2010, 2009 and 2008, respectively.

Other Investments

At December 31, 2010, the "Other Investments" include an aggregate common equity ownership of approximately 24% in entities that collectively own 19 self-storage facilities. We account for our investments in these entities using the equity method.

The following table sets forth certain condensed financial information (representing 100% of these entities' balances and not our pro-rata share) with respect to the Other Investments' 19 facilities:

	2010	2009	2008
	(Amounts in thousands)		
For the year ended December 31,			
Total revenue	$ 16,780	$ 16,641	$ 17,154
Cost of operations and other expenses	(6,260)	(6,075)	(6,159)
Depreciation and amortization	(2,476)	(2,103)	(2,023)
Net income	$ 8,044	$ 8,463	$ 8,972
As of December 31,			
Total assets (primarily self-storage facilities)	$ 35,353	$ 37,386	
Total accrued and other liabilities	884	876	
Total Partners' equity	34,469	36,510	

6. Line of Credit and Notes Payable

At December 31, 2010, we have a revolving credit agreement (the "Credit Agreement") which expires on March 27, 2012, with an aggregate limit with respect to borrowings and letters of credit of $300 million. Amounts drawn on the Credit Agreement bear an annual interest rate ranging from the London Interbank Offered Rate ("LIBOR") plus 0.35% to LIBOR plus 1.00% depending on our credit ratings (LIBOR plus 0.35% at December 31, 2010). In addition, we are required to pay a quarterly facility fee ranging from 0.10% per annum to 0.25% per annum depending on our credit ratings (0.10% per annum at December 31, 2010). We had no outstanding borrowings on our Credit Agreement at December 31, 2010 or at February 28, 2011. At December 31, 2010, we had undrawn standby letters of credit, which reduce our borrowing capacity with respect to our line of credit by the amount of the letters of credit, totaling $17,777,000 ($18,270,000 at December 31, 2009).

The carrying amounts of our notes payable at December 31, 2010 and 2009 consist of the following (dollar amounts in thousands):

	December 31, 2010		December 31, 2009	
	Carrying amount	Fair Value	Carrying amount	Fair Value
Unsecured Notes Payable:				
5.875% effective and stated note rate, interest only and payable semi-annually, matures in March 2013	$ 186,460	$ 190,012	$ 186,460	$ 183,204
5.7% effective rate, 7.75% stated note rate, interest only and payable semi-annually, matures in February 2011 (carrying amount includes $215 of unamortized premium at December 31, 2010 and $1,889 at December 31, 2009)	103,532	103,553	105,206	104,545
Secured Notes Payable:				
4.8% average effective rate fixed rate mortgage notes payable, secured by 97 real estate facilities with a net book value of approximately $595 million at December 31, 2010 and stated note rates between 4.95% and 8.00%, maturing at varying dates between January 2011 and September 2028 (carrying amount includes $6,137 of unamortized premium at December 31, 2010 and $3,983 at December 31, 2009)	278,425	280,854	227,223	238,134
Total notes payable	$ 568,417	$ 574,419	$ 518,889	$ 525,883

Substantially all of our debt was acquired in connection with a property or other acquisition, and in such cases an initial premium or discount is established for any difference between the stated note balance and estimated fair value of the note. This initial premium or discount is amortized over the remaining term of the notes using the effective interest method. Estimated fair values are based upon discounting the future cash flows under each respective note at an interest rate that approximates those of loans with similar credit characteristics and term to maturity. These inputs for fair value represent significant unobservable inputs, which are "Level 3" inputs as the term is defined in the Codification.

As described in Note 4, during the year ended December 31, 2010, we assumed mortgage debt in connection with the acquisition of real estate facilities. These mortgage notes were recorded at their estimated fair value of approximately $131,698,000 with an estimated average market rate of approximately 3.4% as compared to the actual assumed note balances totaling $126,140,000 with an average contractual interest rate of 5.0%. This initial premium of $5,558,000 is being amortized over the remaining term of the mortgage notes using the effective interest method. Following the acquisition of these properties, we prepaid $51,497,000 of these mortgage notes, recording a gain on repayment of debt totaling $283,000, based upon the difference between approximately $51,214,000 paid and the related net book value (which included $283,000 in note premium) of these loans. In December 2010, we repaid two of these mortgage notes that were otherwise due to mature on March 1, 2011, recording a gain on repayment of debt totaling $148,000, based upon the difference between approximately $15,509,000 paid and the related net book value (which included $148,000 in note premium) of these loans.

On February 12, 2009, we acquired $110,223,000 face amount of our existing unsecured notes pursuant to a tender offer for an aggregate of $109,622,000 in cash, and recognized a gain of $4,114,000 for the year ended December 31, 2009.

Our notes payable and our Credit Agreement each have various customary restrictive covenants, all of which have been met at December 31, 2010.

At December 31, 2010, approximate principal maturities of our notes payable are as follows (amounts in thousands):

	Unsecured Notes Payable	Secured Notes Payable	Total
2011	$ 103,532	$ 30,243	$ 133,775
2012	-	70,761	70,761
2013	186,460	79,123	265,583
2014	-	49,111	49,111
2015	-	29,133	29,133
Thereafter	-	20,054	20,054
	$ 289,992	$ 278,425	$ 568,417
Weighted average effective rate	5.8%	5.0%	5.4%

We incurred interest expense (including interest capitalized as real estate totaling $385,000, $718,000 and $1,998,000, respectively for the years ended December 31, 2010, 2009 and 2008) with respect to our notes payable, capital leases, debt to joint venture partner and line of credit aggregating $30,610,000, $30,634,000 and $45,942,000 for the years ended December 31, 2010, 2009 and 2008, respectively. These amounts were comprised of $35,257,000, $34,316,000 and $50,977,000 in cash paid for the years ended December 31, 2010, 2009 and 2008, respectively, less $4,647,000, $3,682,000 and $5,035,000 in amortization of premium, respectively.

7. Noncontrolling Interests in Subsidiaries

In consolidation, we classify ownership interests in the net assets of each of the Subsidiaries, other than our own, as "noncontrolling interests in subsidiaries." Interests that have the ability to require us, except in an entity liquidation, to redeem the underlying securities for cash, assets, or other securities that would not also be classified as equity are presented on our balance sheet outside of equity. At the end of each reporting period, if the book value is less than the estimated amount to be paid upon a redemption occurring on the related balance sheet date, these interests are increased to adjust to their estimated liquidation value (which approximates fair value), with the offset against retained earnings. All other noncontrolling interests in subsidiaries are presented as a component of equity, "permanent noncontrolling interests in subsidiaries."

Redeemable Noncontrolling Interests in Subsidiaries

At December 31, 2010, the Redeemable Noncontrolling Interests in Subsidiaries represent equity interests in three entities that own in aggregate 14 self-storage facilities. During the years ended December 31, 2010, 2009 and 2008, these interests were increased by $319,000, $1,392,000 and $6,469,000, respectively, to adjust to their estimated liquidation value (which approximates fair value). We estimate the amount to be paid upon redemption of these interests by applying the related provisions of the governing documents to our estimate of the fair value of the underlying net assets (principally real estate assets).

During the years ended December 31, 2010, 2009 and 2008, we allocated a total of $933,000, $993,000 and $1,083,000, respectively, of income to these interests. During the years ended December 31, 2010, 2009 and 2008, we paid distributions to these interests totaling $1,161,000, $1,290,000 and $1,335,000, respectively.

During 2010 and 2009, we acquired for $1,000,000 and $750,000, respectively, a portion of our partner's interest in certain of our other redeemable noncontrolling interests in subsidiaries, in connection with the exercise of our partner's redemption option. These amounts represent the fair value of the redemption amounts.

Permanent Noncontrolling Interests in Subsidiaries

At December 31, 2009, the Permanent Noncontrolling Interests in Subsidiaries represent (i) equity interests in 28 entities that own an aggregate of 93 self-storage facilities (the "Other Permanent Noncontrolling Interests in Subsidiaries") and (ii) preferred partnership units (the "Preferred Partnership Interests"). These interests are presented as equity because the holders of the interests do not have the ability to require us to redeem them for cash or other assets, or other securities that would not also be classified as equity.

Other Permanent Noncontrolling Interests in Subsidiaries

The total carrying amount of the Other Permanent Noncontrolling Interests in Subsidiaries was $32,336,000 at December 31, 2010 ($32,974,000 at December 31, 2009). During the years ended December 31, 2010, 2009 and 2008, we allocated a total of $16,813,000, $17,387,000 and $16,001,000, respectively, in income to these interests. During the years ended December 31, 2010, 2009 and 2008, we paid distributions to these interests totaling $17,451,000, $17,522,000 and $16,381,000, respectively.

In 2007, we sold an approximately 0.6% common equity interest in Shurgard Europe to various officers of the Company (the "PS Officers"), other than our chief executive officer. Gross proceeds were $4,909,000 and we recorded a gain on disposition of $1,194,000. For periods commencing from the sale of the interest through March 31, 2008, the PS Officers' were allocated their pro rata share of the earnings of Shurgard Europe, and this was included on our consolidated statements of income as "Net income allocated (to) from noncontrolling equity interests." As described in Note 3, on March 31, 2008, we deconsolidated Shurgard Europe and, as a result, noncontrolling interests in subsidiaries with respect to the PS Officers' investment was eliminated. See Note 5 under "Investment in Shurgard Europe" for further historical information regarding Shurgard Europe.

Preferred Partnership Interests

At December 31, 2010, we had no preferred partnership interests outstanding. At December 31, 2009, our preferred partnership units outstanding were comprised of 4,000,000 units of our 7.250% Series J preferred units ($100,000,000 carrying amount). On October 25, 2010, we repurchased all of the 7.25% Series J Preferred Partnership units for an aggregate of $100,400,000 ($100,000,000 par value) plus accrued and unpaid dividends. In connection with this transaction, we recorded an allocation of income pursuant to EITF D-42 to the holders of these units of $400,000 during the year ended December 31, 2010, representing the excess paid to redeem these units over the original issuance proceeds. These preferred units were otherwise redeemable at par on May 9, 2011.

At December 31, 2008, our preferred partnership units outstanding were comprised of 8,000,000 units of our 6.400% Series NN ($200,000,000 carrying amount, redeemable March 17, 2010), 1,000,000 units of our 6.250% Series Z ($25,000,000 carrying amount, redeemable October 12, 2009), and 4,000,000 units of our 7.250% Series J ($100,000,000 carrying amount, redeemable May 9, 2011) preferred partnership units.

In March 2009, we acquired all of the 6.40% Series NN preferred partnership units from a third party ($200.0 million carrying amount) for approximately $128.0 million. This transaction resulted in an increase in paid-in capital of approximately $72.0 million for the year ended December 31, 2009, and an allocation of $72.0 million in income from these interests in determining net income allocable to Public Storage shareholders based, upon the excess of the carrying amount over the amount paid.

Also in March 2009, we acquired all of the 6.25% Series Z preferred partnership units from a third party ($25.0 million carrying amount) for $25.0 million. This resulted in no increase in income allocated to the common shareholders as they were acquired at par.

During the years ended December 31, 2010, 2009 and 2008, we allocated a total of $5,930,000, $9,455,000 and $21,612,000, respectively, in income to these interests based upon distributions paid.

8. Shareholders' Equity

Cumulative Preferred Shares

At December 31, 2010 and 2009, we had the following series of Cumulative Preferred Shares of beneficial interest outstanding:

			At December 31, 2010		At December 31, 2009	
Series	Earliest Redemption Date	Dividend Rate	Shares Outstanding	Liquidation Preference	Shares Outstanding	Liquidation Preference
			(Dollar amounts in thousands)			
Series V	9/30/07	7.500%	-	$ -	6,200	$ 155,000
Series W	10/6/08	6.500%	5,300	132,500	5,300	132,500
Series X	11/13/08	6.450%	4,800	120,000	4,800	120,000
Series Y	1/2/09	6.850%	350,900	8,772	750,900	18,772
Series Z	3/5/09	6.250%	4,500	112,500	4,500	112,500
Series A	3/31/09	6.125%	4,600	115,000	4,600	115,000
Series B	6/30/09	7.125%	-	-	4,350	108,750
Series C	9/13/09	6.600%	4,425	110,625	4,425	110,625
Series D	2/28/10	6.180%	5,400	135,000	5,400	135,000
Series E	4/27/10	6.750%	5,650	141,250	5,650	141,250
Series F	8/23/10	6.450%	9,893	247,325	9,893	247,325
Series G	12/12/10	7.000%	4,000	100,000	4,000	100,000
Series H	1/19/11	6.950%	4,200	105,000	4,200	105,000
Series I	5/3/11	7.250%	20,700	517,500	20,700	517,500
Series K	8/8/11	7.250%	16,990	424,756	16,990	424,756
Series L	10/20/11	6.750%	8,267	206,665	8,267	206,665
Series M	1/9/12	6.625%	19,065	476,634	19,065	476,634
Series N	7/2/12	7.000%	6,900	172,500	6,900	172,500
Series O	4/15/15	6.875%	5,800	145,000	-	-
Series P	10/7/15	6.500%	5,000	125,000	-	-
Total Cumulative Preferred Shares			486,390	$ 3,396,027	886,140	$ 3,399,777

The holders of our Cumulative Preferred Shares have general preference rights with respect to liquidation and quarterly distributions. Holders of the preferred shares, except under certain conditions and as noted below, will not be entitled to vote on most matters. In the event of a cumulative arrearage equal to six quarterly dividends, holders of all outstanding series of preferred shares (voting as a single class without regard to series) will have the right to elect two additional members to serve on our Board of Trustees until events of default have been cured. At December 31, 2010, there were no dividends in arrears.

Except under certain conditions relating to the Company's qualification as a REIT, the Cumulative Preferred Shares are not redeemable prior the dates indicated on the table above. On or after the respective dates, each of the series of Cumulative Preferred Shares will be redeemable, at the option of the Company, in whole or in part, at $25.00 per share (or depositary share as the case may be), plus accrued and unpaid dividends. Holders of the Cumulative Preferred Shares do not have the right to require the Company to redeem such shares.

Upon issuance of our Cumulative Preferred Shares of beneficial interest, we classify the liquidation value as preferred equity on our consolidated balance sheet with any issuance costs recorded as a reduction to paid-in capital.

On April 13, 2010, we issued 5,800,000 depositary shares each representing 1/1,000 of our 6.875% Cumulative Preferred Shares, Series O for gross proceeds of $145,000,000.

On May 18, 2010, we redeemed our remaining Series V Cumulative Preferred Shares at par value plus accrued dividends. In applying EITF D-42 to this redemption, we allocated $5,063,000 of income from our common shareholders to the holders of our Preferred Shares, representing the excess of the amount paid over the initial issuance proceeds, in the year ended December 31, 2010.

On August 3, 2010, we repurchased 400,000 shares of our 6.850% Cumulative Preferred Shares Series Y. The carrying value of the shares repurchased totaled $10 million and exceeded the aggregate repurchase cost of $9.2 million by $0.8 million. For purposes of determining net income per share, income allocated to our preferred shareholders was reduced by the $0.8 million for the year ended December 31, 2010.

On October 7, 2010, we issued 5,000,000 depositary shares (including the subsequent exercise, in part, of the underwriter's over-allotment option) each representing 1/1,000 of a 6.500% Cumulative Preferred Share of Beneficial Interest, Series P, for gross proceeds of $125,000,000.

On November 5, 2010, we redeemed our Series B Cumulative Preferred Shares, at par. The aggregate redemption amount, before payment of accrued dividends, was $108,750,000. In applying EITF D-42 to this redemption, we allocated $3,626,000 of income from our common shareholders to the holders of our Preferred Shares, representing the excess of the amount paid over the initial issuance proceeds, in the year ended December 31, 2010.

During March 2009, we repurchased certain of our Cumulative Preferred Shares in privately negotiated transactions as follows: Series V – 700,000 depositary shares, each representing 1/1,000 of a share of our Cumulative Preferred Shares at a total cost of $13,230,000, Series C – 175,000 depositary shares, each representing 1/1,000 of a share of our Cumulative Preferred Shares at a total cost of $2,695,000 and Series F – 107,000 depositary shares, each representing 1/1,000 of a share of our Cumulative Preferred Shares at a total cost of $1,610,000. The carrying value of the shares repurchased totaled $23.8 million ($24.6 million liquidation preference less $0.8 million of original issuance costs), and exceeded the aggregate repurchase cost of $17.5 million by approximately $6.2 million. For purposes of determining net income per share, income allocated to our preferred shareholders was reduced by the $6.2 million for the year ended December 31, 2009.

During November and December 2008, we repurchased certain of our Cumulative Preferred Shares in privately negotiated transactions as follows: Series Y – 849,100 Preferred Shares at a total cost of $14,091,000, Series K – 1,409,756 depositary shares, each representing 1/1,000 of a share of our Cumulative Preferred Shares at a total cost of $23,786,000, Series L – 933,400 depositary shares, each representing 1/1,000 of a share of our Cumulative Preferred Shares at a total cost of $14,626,000 and Series M – 934,647 depositary shares, each representing 1/1,000 of a share of our Cumulative Preferred Shares at a total cost of $14,375,000. The carrying value of the shares repurchased totaled $100.8 million ($103.2 million liquidation preference less $2.4 million of original issuance costs) exceeded the aggregate repurchase cost of $66.9 million by approximately $33.9 million. For purposes of determining net income per share, income allocated to our preferred shareholders was reduced by the $33.9 million for the year ended December 31, 2008.

Equity Shares, Series A

On March 12, 2010, we called for redemption all of our outstanding shares of Equity Shares, Series A. The redemption occurred on April 15, 2010 at $24.50 per share for aggregate redemption amount of $205.4 million.

During each of the three months ended March 31, 2010, 2009 and 2008, June 30, 2009 and 2008, September 30, 2009 and 2008 and December 31, 2009 and 2008, we allocated income and paid quarterly distributions to the holders of the Equity Shares, Series A totaling $5.1 million ($0.6125 per share) based on 8,377,193 weighted average depositary shares outstanding. Net income allocated to the Equity Shares, Series A for the year ended December 31, 2010 also includes $25.7 million ($3.07 per share), representing the excess of cash paid to redeem the securities over the original issuance proceeds.

Common Shares

During 2010, 2009 and 2008, activity with respect to the issuance or repurchase of our common shares was as follows:

	2010		2009		2008	
	Shares	Amount	Shares	Amount	Shares	Amount
	(Dollar amounts in thousands)					
Employee stock-based compensation and exercise of stock options (Note 10)	847,280	$ 41,308	125,807	$ 2,192	377,453	$ 10,890
Repurchases of common shares	-	-	-	-	(1,520,196)	(111,903)
	847,280	$ 41,308	125,807	$ 2,192	(1,142,743)	$ (101,013)

Our Board of Trustees previously authorized the repurchase from time to time of up to 35,000,000 of our common shares on the open market or in privately negotiated transactions. During the year ended December 31, 2010, we did not repurchase any of our common shares. Through December 31, 2010, we have repurchased a total of 23,721,916 of our common shares pursuant to this authorization.

At December 31, 2010 and 2009, we had 3,435,287 and 4,244,022 of common shares reserved in connection with our share-based incentive plans, respectively (see Note 10), and 231,978 shares reserved for the conversion of Convertible Partnership Units, respectively.

Equity Shares, Series AAA

On August 31, 2010, we retired all outstanding shares of Equity Shares, Series AAA ("Equity Shares AAA") outstanding. At December 31, 2009, we had 4,289,544 Equity Shares AAA outstanding with a carrying value of $100,000,000. The Equity Shares AAA ranked on parity with our common shares and junior to our Senior Preferred Shares with respect to general preference rights, and had a liquidation amount equal to 120% of the amount distributed to each common share. Annual distributions per share are equal to the lesser of (i) five times the amount paid per common share or (ii) $2.1564. We have no obligation to pay distributions if no distributions are paid to common shareholders. During the years ended December 31, 2010, 2009 and 2008, we paid quarterly distributions to the holder of the Equity Shares, Series AAA of $0.5391 per share for each of the quarters ended March 31 and June 30. During the years ended December 31, 2009 and 2008, we also paid distributions of $0.5391 per share for each of the quarters ended September 30 and December 31. As a result of the retirement on August 31, 2010, no further distributions will be paid for the period subsequent to June 30, 2010. For all periods presented, the Equity Shares, Series AAA and related dividends are eliminated in consolidation as the shares are held by one of our wholly-owned subsidiaries.

Dividends

The unaudited characterization of dividends for Federal income tax purposes is made based upon earnings and profits of the Company, as defined by the Internal Revenue Code. Common share dividends including amounts paid to our restricted share unitholders totaled $516.9 million ($3.05 per share), $371.7 million ($2.20 per share) and $472.8 million ($2.80 per share), for the years ended December 31, 2010, 2009 and 2008, respectively. As noted above, we redeemed all of our outstanding shares of Equity Shares, Series A on April 15, 2010 and no further distributions will be paid subsequent to March 31, 2010. Equity Shares, Series A dividends totaled $5.1 million ($0.6125 per share), $20.5 million ($2.45 per share) and $21.2 million ($2.45 per share), for the years ended December 31, 2010, 2009 and 2008, respectively. Preferred share dividends totaled $232.7 million, $232.4 million and $239.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

For the tax year ended December 31, 2010, distributions for the common shares, Equity Shares, Series A, and all the various series of preferred shares were classified as follows:

	2010 (unaudited)			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Ordinary Income	100.00%	100.00%	100.00%	100.00%
Long-Term Capital Gain	0.00%	0.00%	0.00%	0.00%
Total	100.00%	100.00%	100.00%	100.00%

The ordinary income dividends distributed for the tax year ended December 31, 2010 do not constitute qualified dividend income.

9. Related Party Transactions

Mr. Hughes, the Company's Chairman of the Board of Trustees, and his family (collectively the "Hughes Family") have ownership interests in, and operate approximately 52 self-storage facilities in Canada ("PS Canada") using the "Public Storage" brand name pursuant to a royalty-free trademark license agreement with the Company. We currently do not own any interests in these facilities nor do we own any facilities in Canada. The Hughes Family owns approximately 16.7% of our common shares outstanding at December 31, 2010. We have a right of first refusal to acquire the stock or assets of the corporation that manages the 52 self-storage facilities in Canada, if the Hughes Family or the corporation agrees to sell them. However, we have no interest in the operations of this corporation, we have no right to acquire this stock or assets unless the Hughes Family decides to sell and we receive no benefit from the profits and increases in value of the Canadian self-storage facilities.

We reinsure risks relating to loss of goods stored by tenants in the self-storage facilities in Canada. During the years ended December 31, 2010, 2009 and 2008, we received $605,000, $642,000 and $768,000 (based upon historical exchange rates between the U.S. Dollar and Canadian Dollar in effect as the revenues were earned), respectively, in reinsurance premiums attributable to the Canadian facilities. Since our right to provide tenant reinsurance to the Canadian facilities may be qualified, there is no assurance that these premiums will continue.

The Hughes Family owns 47.9% of the voting stock and the Company holds 46% of the voting and 100% of the nonvoting stock (representing substantially all the economic interest) of a private REIT. The private REIT owns limited partnership interests in five affiliated partnerships. The Hughes Family also owns limited partnership interests in all of these partnerships, and, together with the Company, Mr. Hughes is a co-general partner in three of these partnerships and in 15 other limited partnerships. The Company and the Hughes Family receive distributions from these entities in accordance with the terms of the partnership agreements or other organizational documents. The Hughes Family also owns shares of common stock in PSB.

PS Canada holds approximately a 2.2% interest in Stor-RE, a consolidated entity that provides liability and casualty insurance for PS Canada, the Company and certain affiliates of the Company for occurrences prior to April 1, 2004 as described below.

10. Share-Based Compensation

Stock Options

We have various stock option plans (collectively referred to as the "PS Plans"). Under the PS Plans, the Company has granted non-qualified options to certain trustees, officers and key employees to purchase the Company's common shares at a price equal to the fair market value of the common shares at the date of grant. Options granted after December 31, 2002 vest generally over a five-year period and expire between eight years and ten years after the date they became exercisable. The PS Plans also provide for the grant of restricted shares (see below) to officers, key employees and service providers on terms determined by an authorized committee of our Board.

We recognize compensation expense for stock options based upon their estimated fair value on the date of grant amortized over the applicable vesting period (the "Fair Value Method"), net of estimates for future forfeitures. We estimate the fair value of our stock options based upon the Black-Scholes option valuation model.

Outstanding stock options are included on a one-for-one basis in our diluted weighted average shares, less a reduction for the treasury stock method applied to a) the average cumulative measured but unrecognized compensation expense during the period and b) the strike price proceeds expected from the employee upon exercise.

The stock options outstanding at December 31, 2010 have an aggregate intrinsic value of approximately $93,948,000 and remaining average contractual lives of approximately seven years. Of the stock options outstanding at December 31, 2010; 1,264,708 have exercise prices of equal to $60.00 or less; 1,222,250 have exercise prices between $60.00 and $90.00; and 463,934 have exercise prices equal to or greater than $90.00. The aggregate intrinsic value of exercisable stock options at December 31, 2010 amounted to approximately $28,873,000. Intrinsic value includes only those stock options whose exercise price is less than the market value.

Additional information with respect to stock options during 2010, 2009 and 2008 is as follows:

	2010		2009		2008	
	Number of Options	Weighted Average Exercise Price Per Share	Number of Options	Weighted Average Exercise Price Per Share	Number of Options	Weighted Average Exercise Price Per Share
Options outstanding January 1	3,695,668	$64.96	2,397,332	$73.42	1,689,474	$60.72
Granted	180,000	87.59	1,495,000	50.86	1,025,000	83.71
Exercised	(782,151)	52.81	(53,164)	40.98	(292,309)	36.97
Cancelled	(142,625)	67.65	(143,500)	68.28	(24,833)	62.21
Options outstanding December 31	2,950,892	$69.43	3,695,668	$64.96	2,397,332	$73.42
Options exercisable at December 31	1,063,283	$74.27	1,217,110	$64.03	889,905	$55.49

	2010	2009	2008
Stock option expense for the year (in 000's)	$3,164	$3,432	$3,038
Aggregate exercise date intrinsic value of options exercised during the year (in 000's)	$34,171	$1,851	$14,183
Assumptions used in valuing options with the Black-Scholes method:			
Expected life of options in years, based upon historical experience.	5	5	5
Risk-free interest rate	2.3%	1.9%	2.8%
Expected volatility, based upon historical volatility	14.5%	15.6%	22.5%
Expected dividend yield	3.9%	6.7%	7.0%
Average estimated value of options granted during the year	$7.16	$2.05	$7.21

Restricted Share Units

Outstanding restricted share units vest ratably over a five or eight-year period from the date of grant. The employee receives additional compensation equal to the per-share dividends received by common shareholders with respect to restricted share units outstanding. Such compensation is accounted for as dividends paid. Any dividends paid on units which are subsequently forfeited are expensed. Upon vesting, the employee receives common shares equal to the number of vested restricted share units in exchange for the units.

The total value of each restricted share unit grant, based upon the market price of our common shares at the date of grant, is amortized over the service period, net of estimates for future forfeitures, as compensation expense. The related employer portion of payroll taxes is expensed as incurred.

Cash compensation paid to employees in lieu of the issuance of common shares based upon the market value of the shares at the date of vesting is used to settle the employees' tax liability generated by the vesting and is charged against paid in capital.

The fair value of restricted share units outstanding at December 31, 2010 was approximately $49,127,000 and had a grant-date aggregate fair market value of approximately $39,896,000. This $39,896,000, net of expected forfeitures, is expected to be recognized as compensation expense over the next eight years (two years on average). The following table sets forth relevant information with respect to restricted shares (dollar amounts in thousands):

	2010		2009		2008	
	Number Of Restricted Share Units	Grant Date Aggregate Fair Value	Number Of Restricted Share Units	Grant Date Aggregate Fair Value	Number Of Restricted Share Units	Grant Date Aggregate Fair Value
Restricted share units outstanding January 1	548,354	$44,312	630,212	$53,132	608,768	$48,578
Granted	130,114	10,824	112,550	7,428	234,975	19,070
Vested	(103,797)	(7,973)	(115,723)	(8,783)	(129,399)	(8,576)
Forfeited	(90,276)	(7,267)	(78,685)	(7,465)	(84,132)	(5,940)
Restricted share units outstanding December 31	484,395	$39,896	548,354	$44,312	630,212	$53,132

	2010	2009	2008
For vestings occurring during the year (in 000's):			
Fair value of vested shares on vesting date	$8,799	$7,443	$10,307
Cash paid in lieu of common shares issued	$3,121	$3,103	$3,591
Common shares issued upon vesting	65,129	72,643	85,144
Restricted share unit expense for the year (in 000's)	$8,280	$9,383	$9,553

Restricted share expense includes amortization of the grant-date fair value of the units reflected as an increase to paid-in capital, as well as payroll taxes we incurred upon each respective vesting.

See also "net income per common share" in Note 2 for further discussion regarding the impact of restricted share units on our net income per common and income allocated to common shareholders.

11. Segment Information

Our reportable segments reflect significant operating activities that are evaluated separately by management, and are organized based upon their operating characteristics. Each of our segments is evaluated by management based upon net segment income. Net segment income represents net income in conformity with GAAP and our significant accounting policies as denoted in Note 2. We have adjusted the classification of the "Presentation of Segment Information" below with respect to the years ended December 31, 2009 and 2008 to be consistent with our current segment definition.

Following is the description of and basis for presentation for each of our segments.

Domestic Self-Storage Segment

The Domestic Self-Storage Segment comprises our domestic self-storage rental operations, and is our predominant segment. It includes the operations of the 2,030 self storage facilities owned by the Company and the Subsidiaries, as well as our equity share of the 19 self-storage facilities that we account for on the equity method. None of our interest and other income, interest expense or the related debt, general and administrative expense, or gains and losses on the sale of self-storage facilities is allocated to our Domestic Self-Storage segment because management does not consider these items in evaluating the results of operations of the Domestic Self-Storage segment. At December 31, 2010, the assets of the Domestic Self-Storage segment are comprised principally of our self-storage facilities with a book value of $7.5 billion ($7.6 billion at December 31, 2009), Tenant Intangibles with a book value of approximately $23.3 million ($19.4 million at December 31, 2009), and the Other Investments with a net book value of $13.1 million ($13.8 million at December 31, 2009). Substantially all of our other assets totaling $90.5 million, and our accrued and other liabilities totaling $205.8 million, ($92.9 million and $212.3 million, respectively, at December 31, 2009) are directly associated with the Domestic Self-Storage segment.

Europe Self-Storage Segment

The Europe Self-Storage segment comprises our interest in Shurgard Europe, which has a separate management team that, under the direction of Public Storage and the institutional investor which owns a 51% equity interest in Shurgard Europe, makes the financing, capital allocation, and other significant decisions for this operation. The Europe Self-Storage segment presentation includes all of the revenues, expenses , and operations of Shurgard Europe to the extent consolidated in our financial statements, and for periods following the deconsolidation of Shurgard Europe, includes our equity share of Shurgard Europe's operations, the interest and other income received from Shurgard Europe, as well as specific general and administrative expense, disposition gains, and foreign currency exchange gains and losses that management considers in evaluating our investment in Shurgard Europe. At December 31, 2010, our consolidated balance sheet includes an investment in Shurgard Europe with a book value of $264.7 million ($272.3 million at December 31, 2009) and a loan receivable from Shurgard Europe totaling $495.2 million ($561.7 million at December 31, 2009).

Commercial Segment

The Commercial segment comprises our investment in PSB, a self-managed REIT with a separate management team that makes the financing, capital allocation and other significant decisions. The Commercial segment also includes our direct interest in certain commercial facilities, substantially all of which are managed by PSB. The Commercial segment presentation includes our equity income from PSB, as well as the revenues and expenses of our commercial facilities. At December 31, 2010, the assets of the Commercial segment are comprised principally of our investment in PSB which has a book value of $323.8 million ($326.1 million at December 31, 2009).

Presentation of Segment Information

The following tables reconcile the performance of each segment, in terms of segment income, to our consolidated net income (amounts in thousands):

For the year ended December 31, 2010

	Domestic Self-Storage	Europe Self-Storage	Commercial	Other Items Not Allocated to Segments	Total Consolidated
			(Amounts in thousands)		
Revenues:					
Self-storage facilities	$ 1,513,324	$ -	$ -	$ -	$ 1,513,324
Ancillary operations	-	-	14,261	90,120	104,381
Interest and other income	-	25,121	-	3,896	29,017
	1,513,324	25,121	14,261	94,016	1,646,722
Expenses:					
Cost of operations:					
Self-storage facilities	496,302	-	-	-	496,302
Ancillary operations	-	-	5,748	27,941	33,689
Depreciation and amortization	351,386	-	2,620	-	354,006
General and administrative	-	-	-	38,487	38,487
Interest expense	-	-	-	30,225	30,225
	847,688	-	8,368	96,653	952,709
Income (loss) from continuing operations before equity in earnings of real estate entities, foreign currency exchange loss, gains on disposition of other real estate investments, gain on early retirement of debt and asset impairment charges	665,636	25,121	5,893	(2,637)	694,013
Equity in earnings of real estate entities	1,761	15,872	20,719	-	38,352
Foreign currency exchange loss	-	(42,264)	-	-	(42,264)
Gains on disposition of other real estate investments	-	-	-	396	396
Gain on early retirement of debt	-	-	-	431	431
Asset impairment charges	-	-	-	(2,332)	(2,332)
Income (loss) from continuing operations	667,397	(1,271)	26,612	(4,142)	688,596
Discontinued operations	-	-	-	7,518	7,518
Net income (loss)	$ 667,397	$ (1,271)	$ 26,612	$ 3,376	$ 696,114

For the year ended December 31, 2009

	Domestic Self-Storage	Europe Self-Storage	Commercial	Other Items Not Allocated to Segments	Total Consolidated
			(Amounts in thousands)		
Revenues:					
Self-storage facilities	$ 1,487,295	$ -	$ -	$ -	$ 1,487,295
Ancillary operations	-	-	14,982	92,615	107,597
Interest and other income	-	24,832	-	4,981	29,813
	1,487,295	24,832	14,982	97,596	1,624,705
Expenses:					
Cost of operations:					
Self-storage facilities	485,695	-	-	-	485,695
Ancillary operations	-	-	5,759	30,252	36,011
Depreciation and amortization	336,808	-	2,958	-	339,766
General and administrative	-	-	-	35,735	35,735
Interest expense	-	-	-	29,916	29,916
	822,503	-	8,717	95,903	927,123
Income from continuing operations before equity in earnings of real estate entities, foreign currency exchange gain, gains on disposition of other real estate investments, net and gain on early retirement of debt	664,792	24,832	6,265	1,693	697,582
Equity in earnings of real estate entities	1,867	16,269	35,108	-	53,244
Foreign currency exchange gain	-	9,662	-	-	9,662
Gains on disposition of other real estate investments, net	-	-	30,293	3,133	33,426
Gain on early retirement debt	-	-	-	4,114	4,114
Income from continuing operations	666,659	50,763	71,666	8,940	798,028
Discontinued operations	-	-	-	(7,572)	(7,572)
Net income	$ 666,659	$ 50,763	$ 71,666	$ 1,368	$ 790,456

For the year ended December 31, 2008

	Domestic Self-Storage	Europe Self-Storage	Commercial	Other Items Not Allocated to Segments	Total Consolidated
			(Amounts in thousands)		
Revenues:					
Self-storage facilities	$ 1,521,190	$ 54,722	$ -	$ -	$ 1,575,912
Ancillary operations	-	4,913	15,326	88,182	108,421
Interest and other income	-	18,496	-	17,659	36,155
	1,521,190	78,131	15,326	105,841	1,720,488
Expenses:					
Cost of operations:					
Self-storage facilities	493,098	24,654	-	-	517,752
Ancillary operations	-	1,409	6,292	28,827	36,528
Depreciation and amortization	384,212	21,871	2,900	-	408,983
General and administrative	-	30,044	-	32,765	62,809
Interest expense	-	6,597	-	37,347	43,944
	877,310	84,575	9,192	98,939	1,070,016
Income (loss) from continuing operations before equity in earnings of real estate entities, foreign currency exchange loss, gains on disposition of other real estate investments, net and asset impairment charges	643,880	(6,444)	6,134	6,902	650,472
Equity in earnings of real estate entities	1,932	4,134	14,325	-	20,391
Foreign currency exchange loss	-	(25,362)	-	-	(25,362)
Gain (loss) on disposition of other real estate investments, net	-	344,685	-	(8,140)	336,545
Asset impairment charges	-	-	-	(525)	(525)
Income (loss) from continuing operations	645,812	317,013	20,459	(1,763)	981,521
Discontinued operations	-	-	-	(7,649)	(7,649)
Net income (loss)	$ 645,812	$ 317,013	$ 20,459	$ (9,412)	$ 973,872

12. Recent Accounting Pronouncements and Guidance

In June 2009, the FASB issued accounting pronouncements which became effective January 1, 2010 and require restatement of previously reported financial statements on the new accounting basis. One pronouncement affects accounting for Variable Interest Entities, by (i) eliminating the concept of a qualifying special purpose entity, (ii) replacing the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity and the obligation to absorb losses of the entity or the right to receive benefits from the entity, and (iii) providing for additional disclosures about an entity's involvement with a variable interest entity. Another pronouncement affects the accounting for transfers of financial assets, by (i) eliminating the concept of a qualifying special purpose entity, (ii) amending the derecognition criteria for a transfer to be accounted for as a sale, and (iii) requiring additional disclosure over transfers accounted for as a sale. These pronouncements did not have any effect on our financial statements.

13. Commitments and Contingencies

Legal Matters

We are a party to various claims, complaints, and other legal actions that have arisen in the normal course of business from time to time. We believe that it is unlikely that the outcome of these pending legal proceedings including employment and tenant claims, in the aggregate, will have a material adverse impact upon the results of our operations or financial position.

Insurance and Loss Exposure

We have historically carried customary property, earthquake, general liability and workers compensation coverage through internationally recognized insurance carriers, subject to customary levels of deductibles. The aggregate limits on these policies of $75 million for property coverage and $102 million for general liability are higher than estimates of maximum probable loss that could occur from individual catastrophic events determined in recent engineering and actuarial studies; however, in case of multiple catastrophic events, these limits could be exhausted.

Our tenant insurance program reinsures a program that provides insurance to certificate holders against claims for property losses due to specific named perils (earthquakes and floods are not covered by these policies) to goods stored by tenants at our self-storage facilities for individual limits up to a maximum of $5,000. We have third-party insurance coverage for claims paid exceeding $1,000,000 resulting from any one individual event, to a limit of $25,000,000. At December 31, 2010, there were approximately 621,000 certificate holders held by our tenants participating in this program, representing aggregate coverage of approximately $1.4 billion. Because each certificate represents insurance of goods held by a tenant at our self-storage facilities, the geographic concentration of this $1.4 billion in coverage is dispersed throughout all of our U.S. facilities. We rely on a third-party insurance company to provide the insurance and are subject to licensing requirements and regulations in several states.

Operating Lease Obligations

We lease land, equipment and office space under various operating leases. At December 31, 2010, the approximate future minimum rental payments required under our operating leases for each calendar year is as follows: $4 million per year in 2011 through 2014, $5 million in 2015 and an aggregate of $50 million in payments thereafter.

Expenses under operating leases were approximately $4.7 million, $4.6 million and $4.1 million for each of the three years ended December 31, 2010, respectively.

14. Supplementary Quarterly Financial Data (unaudited)

	Three Months Ended			
	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	(Amounts in thousands, except per share data)			
Revenues (a)	$ 397,759	$ 407,960	$ 422,765	$ 418,238
Cost of operations (excluding depreciation expense) (a)	$ 140,974	$ 137,409	$ 134,763	$ 116,845
Depreciation expense (a)	$ 84,796	$ 84,915	$ 92,648	$ 91,647
Income from continuing operations (a)	$ 154,573	$ 168,277	$ 178,606	$ 192,557
Net income	$ 129,917	$ 131,176	$ 245,811	$ 189,210
Per Common Share (Note 2):				
Net income - Basic	$ 0.21	$ 0.36	$ 1.08	$ 0.72
Net income - Diluted	$ 0.21	$ 0.36	$ 1.07	$ 0.71

	Three Months Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(Amounts in thousands, except per share data)			
Revenues (a)	$ 403,937	$ 406,473	$ 412,087	$ 402,208
Cost of operations (excluding depreciation expense) (a)	$ 142,771	$ 134,540	$ 128,468	$ 115,927
Depreciation expense (a)	$ 84,516	$ 84,118	$ 85,670	$ 85,462
Income from continuing operations	$ 158,843	$ 172,328	$ 182,006	$ 184,405
Net income	$ 153,429	$ 205,387	$ 243,951	$ 187,689
Per Common Share (Note 2):				
Net income - Basic	$ 0.95	$ 0.80	$ 1.03	$ 0.70
Net income - Diluted	$ 0.95	$ 0.79	$ 1.03	$ 0.70

(a) Revenues, cost of operations, depreciation expense and income from continuing operations as presented in this table differ from those amounts as presented in our quarterly reports due to the impact of discontinued operations accounting as described in Note 2.

15. Subsequent Events

On January 18, 2011, we acquired five self-storage properties in Nevada for approximately $19.5 million. We incurred approximately $0.2 million in transaction costs related to these acquisitions during the first quarter of 2011. In February 2011, we acquired the leasehold interest in the land of one of our existing self-storage facilities for approximately $6.6 million.

On February 9, 2011, we loaned PSB $121.0 million which PSB used to re-pay borrowings against their credit facility and repurchase preferred stock. The loan has a six-month term, no prepayment penalties, and bears interest at a rate of three-month LIBOR plus 0.85%.

PUBLIC STORAGE
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,				
	2010	2009	2008	2007	2006
	(Amounts in thousands)				
Net income	$ 696,114	$ 790,456	$ 973,872	$ 487,078	$ 345,909
Less: Income allocated to noncontrolling interests in subsidiaries which do not have fixed charges	(16,561)	(17,203)	(17,668)	(16,527)	(16,014)
Less: Equity in earnings of investments	(38,352)	(53,244)	(20,391)	(12,738)	(11,895)
Add: Cash distributions from investments	49,888	49,408	43,455	23,606	17,699
Less: Impact of discontinued operations	(7,518)	7,572	7,649	1,126	(3,433)
Adjusted net income	683,571	776,989	986,917	482,545	332,266
Interest expense	30,225	29,916	43,944	63,671	33,062
Total earnings available to cover fixed charges	$ 713,796	$ 806,905	$ 1,030,861	$ 546,216	$ 365,328
Total fixed charges - interest expense (including capitalized interest)	$ 30,610	$ 30,634	$ 45,942	$ 68,417	$ 35,778
Cumulative preferred share cash dividends	$ 232,745	$ 232,431	$ 239,721	$ 236,757	$ 214,218
Preferred partnership unit cash distributions	5,930	9,455	21,612	21,612	19,055
Allocations pursuant to EITF Topic D-42	8,289	(78,218)	(33,851)	-	31,493
Total preferred distributions	$ 246,964	$ 163,668	$ 227,482	$ 258,369	$ 264,766
Total combined fixed charges and preferred share distributions	$ 277,574	$ 194,302	$ 273,424	$ 326,786	$ 300,544
Ratio of earnings to fixed charges	23.32x	26.34x	22.44x	7.98x	10.21x
Ratio of earnings to fixed charges and preferred share distributions	2.57x	4.15x	3.77x	1.67x	1.22x

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement on Form S-3ASR (No. 333-167458) and related prospectus,

(2) Registration Statement on Form S-8 (No.333-144907) and related prospectus of Public Storage for the registration of common shares of beneficial interest pertaining to the Public Storage 2007 Equity and Performance-Based Incentive Compensation Plan.

(3) Post-effective Amendment No. 1 on Form S-8 to Form S-4 Registration Statement (No. 333-141448) for the registration of common shares of beneficial interest pertaining to the Public Storage, Inc. 2001 Stock Option and Incentive Plan, Public Storage, Inc. 2001 Non-Executive/Non-Director Stock Option and Incentive Plan, Public Storage, Inc. 2000 Non-Executive/Non-Director Stock Option and Incentive Plan, Public Storage, Inc. 1996 Stock Option and Incentive Plan, PS 401(k) Profit Sharing Plan, Shurgard Storage Centers, Inc. 2004 Long Term Incentive Plan, Shurgard Storage Centers, Inc. 2000 Long Term Incentive Plan, Shurgard Storage Centers, Inc. 1995 Long Term Incentive Compensation Plan.

of our reports dated February 28, 2011, with respect to the consolidated financial statements and related financial statement schedule of Public Storage and the effectiveness of internal control over financial reporting of Public Storage, included in this Annual Report (Form 10-K) of Public Storage for the year ended December 31, 2010.

/s/ Ernst & Young LLP

February 28, 2011
Los Angeles, California

RULE 13A – 14(a) CERTIFICATION

I, Ronald L. Havner, Jr., certify that:

1. I have reviewed this Annual Report on Form 10-K of Public Storage;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chief Executive Officer & President
Date: February 28, 2011

RULE 13A – 14(a) CERTIFICATION

I, John Reyes, certify that:

1. I have reviewed this Annual Report on Form 10-K of Public Storage;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: February 28, 2011

SECTION 1350 CERTIFICATION

In connection with the Annual Report on Form 10-K of Public Storage (the "Company") for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Ronald L. Havner, Jr., as Chief Executive Officer and President of the Company and John Reyes, as Chief Financial Officer of the Company, each hereby certifies, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ronald L. Havner, Jr.
Name: Ronald L. Havner, Jr.
Title: Chief Executive Officer & President
Date: February 28, 2011

/s/ John Reyes
Name: John Reyes
Title: Chief Financial Officer
Date: February 28, 2011

This certification accompanies the Report pursuant to §906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of §18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by §906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company, and will be retained and furnished to the SEC or its staff upon request.

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

CORPORATE DATA *(as of February 28, 2011)*

Executive Officers

Ronald L. Havner, Jr.
Vice-Chairman of the Board, Chief Executive Officer and President

John Reyes
Senior Vice President and Chief Financial Officer

David F. Doll
Senior Vice President

Steven M. Glick
Senior Vice President and Chief Legal Officer

Candace N. Krol
Senior Vice President, Human Resources

U.S. Self-Storage Operations
John M. Sambuco
Executive Vice President—Operations

PS Insurance
Capri L. Haga
President

Shurgard Self Storage S.C.A. (Europe)
Jean L.H. Kreusch
Interim Chief Executive Officer and Chief Financial Officer

PS Business Parks, Inc.
Joseph D. Russell, Jr.
President and Chief Executive Officer

Corporate Headquarters
701 Western Avenue
Glendale, CA 91201-2349

Investor Relations
Additional information contact
Clemente Teng
Vice President of Investor Services
(818) 244-8080

Transfer Agent
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078
(781) 575-3120
www.computershare.com

Independent Registered Public Accounting Firm
Ernst & Young LLP
Los Angeles, CA

Annual Meeting of Shareholders
The Annual Meeting of Shareholders of Public Storage will be held on May 5, 2011 at 11:00 a.m. at the Hilton Glendale, 100 West Glenoaks Boulevard, Glendale, CA.

Certifications
The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. Our Chief Executive Officer's most recent annual certification to the New York Stock Exchange was submitted on May 11, 2010.

Stock Exchange Listing
The Company's Common Shares trade under ticker symbol PSA on the New York Stock Exchange.



PSA
LISTED
NYSE

Additional Information Sources
The Company's website, www.publicstorage.com, contains financial information of interest to shareholders, brokers and others.



NAREIT
NAREIT

Public Storage is a member and active supporter of the National Association of Real Estate Investment Trusts.


Public
Storage

PUBLIC STORAGE

701 Western Avenue, Glendale, California 91201-2349
(818) 244-8080 • www.publicstorage.com

(SKU 002CS11489)